As filed with the Securities and Exchange Commission on October 5, 2020.

Registration Nos. 333-240071
811-09203

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	X

Pre-Effective Amendment No. 1	X
Post-Effective Amendment No.	O

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	X

Amendment No. 494 (Check appropriate box or boxes)	X

SEPARATE ACCOUNT A
(Exact Name of Registrant)

PACIFIC LIFE & ANNUITY COMPANY
(Name of Depositor)

700 Newport Center Drive
Newport Beach, California 92660
(Address of Depositor’s Principal Executive Offices) (Zip Code)

(949) 219-3943
(Depositor’s Telephone Number, including Area Code)

Brandon J. Cage
Assistant Vice President
Pacific Life & Annuity Company
700 Newport Center Drive
Newport Beach, California 92660
(Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the Registration Statement. The Registrant hereby agrees to amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall therefore become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

It is proposed that this filing will become effective (check appropriate box)

O immediately upon filing pursuant to paragraph (b) of Rule 485
O on _______, pursuant to paragraph (b) of Rule 485
O 60 days after filing pursuant to paragraph (a)(1) of Rule 485
O on _______, pursuant to paragraph (a)(1) of Rule 485

If appropriate, check the following box:

O This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Title of securities being registered: Interests in the Separate Account under Pacific Advisory Variable Annuity individual flexible premium deferred variable annuity contracts.

Filing fee: None

PACIFIC ADVISORY VARIABLE ANNUITY                      PROSPECTUS [     ], 2020

Pacific Advisory Variable Annuity describes individual flexible premium deferred variable annuity contracts issued by Pacific Life & Annuity Company (“PL&A”) through Separate Account A of PL&A. This variable annuity is intended to be purchased by Contract Owners that have engaged an investment advisor for ongoing investment advisory services and the investment advisor will manage their Contract Value for an advisory fee. The advisory fee that the investment advisor charges the Contract Owner is covered in a separate agreement between the Contract Owner and the investment advisor, and is separate from, and in addition to, the variable annuity fees and expenses that are described in this Prospectus. If the Contract Owner elects to pay an advisory fee from his or her Contract Value, then this deduction may reduce the death benefits, may be subject to federal and state income taxes, and a 10% federal tax penalty. For further details, please speak with your investment advisor and your tax advisor.

In this Prospectus, you and your mean the Contract Owner or Policyholder. Pacific Life & Annuity, PL&A, we, us and our refer to Pacific Life & Annuity Company. Pacific Life, PL, and administrator means Pacific Life Insurance Company. Contract means a Pacific Advisory Variable Annuity contract, unless we state otherwise.

This Prospectus provides information you should know before buying a Contract. Please read the Prospectus carefully, and keep it for future reference.

Beginning on January 1, 2021, as permitted by regulations adopted by the Securities and Exchange Commission, paper copies of the shareholder reports for portfolio companies available under your Contract, will no longer be sent by mail, unless you specifically request copies of the reports from PL&A. Instead, the reports will be made available on a website, and you will be notified by mail each time a report is posted and provided with a website link to access the report.

If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from PL&A electronically by indicating so on the application, at www.PacificLife.com, or by sending us instructions in writing in a form acceptable to us to receive such documents electronically.

You may elect to receive all future reports in paper free of charge. You can inform PL&A that you wish to continue receiving paper copies of your shareholder reports by calling us at (800) 748-6907. Your election to receive reports in paper will apply to all portfolio companies available under your Contract.

The Variable Investment Options available under this Contract invest in portfolios of the following portfolio companies (“Funds”):

AIM Variable Insurance Funds (Invesco Variable Insurance Funds)	Legg Mason Partners Variable Income Trust
American Century Variable Portfolios, Inc.	MFS® Variable Insurance Trust
American Funds Insurance Series®	MFS® Variable Insurance Trust II
BlackRock® Variable Series Funds, Inc.	Northern Lights Variable Trust
BlackRock® Variable Series Funds II, Inc.	Pacific Select Fund
DFA Investment Dimensions Group Inc.	PIMCO Variable Insurance Trust
Fidelity® Variable Insurance Products Funds	Schwab Annuity Portfolios
Franklin Templeton Variable Insurance Products Trust	T. Rowe Price Equity Series, Inc.
Goldman Sachs Variable Insurance Trust	Vanguard Variable Insurance Funds
Janus Aspen Series
JPMorgan Insurance Trust

You will find a complete list of each Variable Investment Option on the next page.

You will find more information about the Contract and Separate Account A in the Statement of Additional Information (SAI) dated [     ], 2020. The SAI has been filed with the Securities and Exchange Commission (SEC) and is considered to be part of this Prospectus because it’s incorporated by reference. The contents of the SAI are described in this Prospectus after The General Account section – see the Table of Contents. You can get a copy of the SAI without charge by calling or writing to PL&A or you can visit our website at www.pacificlife.com. You can also visit the SEC’s website at www.sec.gov, which contains the SAI, material incorporated into this Prospectus by reference, and other information about registrants that file electronically with the SEC.

You should be aware that the SEC has not approved or disapproved of the securities or passed upon the accuracy or adequacy of the disclosure in this Prospectus. Any representation to the contrary is a criminal offense.

This Contract is not available in all states. This Prospectus is not an offer in any state or jurisdiction where we are not legally permitted to offer the Contract. This Contract is subject to availability, is offered at our discretion, and may be discontinued for purchase at any time. The Contract is described in detail in this Prospectus and its SAI. A Fund is described in its Prospectus and its SAI. No one has the right to describe the Contract or a Fund any differently than they have been described in these documents.

This material is not intended to be used, nor can it be used by any taxpayer, for the purpose of avoiding U.S. federal, state or local tax penalties. PL&A, its distributors and their respective representatives do not provide tax, accounting or legal advice. Any taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor.

This Contract is not a deposit or obligation of, or guaranteed or endorsed by, any bank. It’s not federally insured by the Federal Deposit Insurance Corporation (FDIC), the Federal Reserve Board, or any other government agency. Investment in a Contract involves risk, including possible loss of principal.

VARIABLE INVESTMENT OPTIONS

AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)

Invesco Oppenheimer V.I. Discovery Mid Cap Growth Fund Series I

Invesco Oppenheimer V.I. International Growth Fund Series I

Invesco Oppenheimer V.I. Main Street Small Cap Fund® Series I

Invesco V.I. American Value Fund Series I

Invesco V.I. Balanced-Risk Allocation Fund Series I

Invesco V.I. International Growth Fund Series I

Invesco V.I. Technology Fund Series I

AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.

American Century VP Mid Cap Value Class I

AMERICAN FUNDS INSURANCE SERIES

American Funds IS Asset Allocation Fund Class 1

American Funds IS Blue Chip Income and Growth Fund Class 1

American Funds IS Bond Fund Class 1

American Funds IS Capital Income Builder® Fund Class 1

American Funds IS Capital World Bond Fund Class 1

American Funds IS Global Growth Fund Class 1

American Funds IS Global Growth & Income Fund Class 1

American Funds IS Growth Fund Class 1

American Funds IS Growth-Income Fund Class 1

American Funds IS International Fund Class 1

American Funds IS International Growth and Income Fund Class 1

American Funds IS Managed Risk Asset Allocation Fund Class P1

American Funds IS New World Fund Class 1

American Funds IS U.S. Government/AAA-Rated Securities Fund Class 1

BLACKROCK VARIABLE SERIES FUNDS, INC.

BlackRock 60/40 Target Allocation ETF V.I. Fund Class I

BlackRock Equity Dividend V.I. Fund Class I

BlackRock Global Allocation V.I. Fund Class I

BlackRock S&P 500 Index V.I. Fund Class I

BlackRock Small Cap Index V.I. Fund Class I

BLACKROCK VARIABLE SERIES FUNDS II, INC.

BlackRock High Yield V.I. Fund Class I

BlackRock Total Return V.I. Fund Class I

DFA INVESTMENT DIMENSIONS GROUP INC.

DFA VA Equity Allocation Portfolio Institutional Class

DFA VA Global Bond Portfolio Institutional Class

DFA VA Global Moderate Allocation Portfolio Institutional Class

DFA VA International Small Portfolio Institutional Class

DFA VA International Value Portfolio Institutional Class

DFA VA Short-Term Fixed Portfolio Institutional Class

DFA VA U.S. Large Value Portfolio Institutional Class

DFA VA U.S. Targeted Value Portfolio Institutional Class

FIDELITY® VARIABLE INSURANCE PRODUCTS FUNDS

Fidelity VIP Consumer Discretionary Portfolio Initial Class

Fidelity VIP Contrafund® Portfolio Initial Class

Fidelity VIP Emerging Markets Portfolio Initial Class

Fidelity VIP Energy Portfolio Initial Class

Fidelity VIP Extended Market Index Portfolio Initial Class

Fidelity VIP Government Money Market Portfolio Initial Class

Fidelity VIP Growth Opportunities Portfolio Initial Class

Fidelity VIP Index 500 Portfolio Initial Class

Fidelity VIP Investment Grade Bond Portfolio Initial Class

Fidelity VIP Value Strategies Portfolio Initial Class

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST

Franklin Income VIP Fund Class 1

Franklin Mutual Shares VIP Fund Class 1

Franklin Rising Dividends VIP Fund Class 1

Franklin Small Cap Value VIP Fund Class 1

Franklin Small-Mid Cap Growth VIP Fund Class 1

Franklin Strategic Income VIP Fund Class 1

Templeton Foreign VIP Fund Class 1

Templeton Global Bond VIP Fund Class 1

GOLDMAN SACHS VARIABLE INSURANCE TRUST

Goldman Sachs VIT Global Trends Allocation Fund Institutional Shares

Goldman Sachs VIT Large Cap Value Fund Institutional Shares

Goldman Sachs VIT Mid Cap Value Fund Institutional Shares

Goldman Sachs VIT Strategic Growth Fund Institutional Shares

JANUS ASPEN SERIES

Janus Henderson Balanced Portfolio Institutional Shares

Janus Henderson Enterprise Portfolio Institutional Shares

JPMORGAN INSURANCE TRUST

JPMorgan Insurance Trust Core Bond Portfolio Class 1

JPMorgan Insurance Trust Mid Cap Value Portfolio Class 1

LEGG MASON PARTNERS VARIABLE INCOME TRUST

Western Asset Core Plus VIT Portfolio Class I

MFS VARIABLE INSURANCE TRUST

MFS New Discovery Series – Initial Class

MFS Utilities Series – Initial Class

MFS Value Series – Initial Class

MFS VARIABLE INSURANCE TRUST II

MFS International Growth Portfolio – Initial Class

NORTHERN LIGHTS VARIABLE TRUST

TOPS Aggressive Growth ETF Portfolio Class 1

TOPS Balanced ETF Portfolio Class 1

TOPS Conservative ETF Portfolio Class 1

TOPS Growth ETF Portfolio Class 1

TOPS Managed Risk Balanced ETF Portfolio

Class 1

TOPS Managed Risk Growth ETF Portfolio Class 1

TOPS Managed Risk Moderate Growth ETF Portfolio Class 1

TOPS Moderate Growth ETF Portfolio Class 1

PACIFIC SELECT FUND

Floating Rate Income Class P

Pacific Dynamix – Conservative Growth Portfolio Class P

Pacific Dynamix – Growth Portfolio Class P

Pacific Dynamix – Moderate Growth Portfolio

Class P

PSF DFA Balanced Allocation Portfolio Class P

PIMCO VARIABLE INSURANCE TRUST

PIMCO Emerging Markets Bond Portfolio Institutional Class

PIMCO Long-Term U.S. Government Portfolio Institutional Class

PIMCO Low Duration Portfolio Institutional Class

PIMCO Total Return Portfolio Institutional Class

SCHWAB ANNUITY PORTFOLIOS

Schwab® S&P 500 Index Fund

T. ROWE PRICE EQUITY SERIES, INC.

T. Rowe Price Blue Chip Growth Portfolio

T. Rowe Price Equity Income Portfolio

T. Rowe Price Health Sciences Portfolio

VANGUARD VARIABLE INSURANCE FUNDS

Vanguard VIF Balanced Portfolio

Vanguard VIF Capital Growth Portfolio

Vanguard VIF Conservative Allocation Portfolio

Vanguard VIF Diversified Value Portfolio

Vanguard VIF Equity Income Portfolio

Vanguard VIF Equity Index Portfolio

Vanguard VIF Global Bond Index Portfolio

Vanguard VIF Growth Portfolio

Vanguard VIF High Yield Bond Portfolio

Vanguard VIF Mid-Cap Index Portfolio

Vanguard VIF International Portfolio

Vanguard VIF Moderate Allocation Portfolio

Vanguard VIF Real Estate Index Portfolio Vanguard VIF Short-Term Investment Grade Portfolio	Vanguard VIF Total Bond Market Index Portfolio Vanguard VIF Total International Stock Market Index Portfolio	Vanguard VIF Total Stock Market Index Portfolio

YOUR GUIDE TO THIS PROSPECTUS

Terms Used in This Prospectus	6
Overview	8
Your Investment Options	15
Purchasing Your Contract	23
Purchasing Your Contact	23
Making Your Investments (“Purchase Payments”)	23
How Your Purchase Payments Are Allocated	24
Choosing Your Investment Options	24
Investing in Variable Investment Options	24
When Your Purchase Payment is Effective	25
Transfers and Market timing Restrictions	25
Systematic Transfer Options	27
Charges, Fees and Deductions	27
Mortality and Expense Risk Charge	27
Administrative Fee	27
Platform Fee	27
Transfer Fee	27
Premium Taxes	28
Waivers and Reduced Charges	28
Fund Expenses	28
Annuitization	28
Selecting Your Annuitant	28
Annuitization	29
Choosing Your Annuity Date	29
Default Annuity Date and Options	29
Choosing Your Annuity Option	30
Your Annuity Payments	32
Death Benefits and Optional Death Benefit Riders	33
Death Benefits	33
Return of Purchase Payments Death Benefit	35
Withdrawals	36
Optional Withdrawals	36

Tax Consequences of Withdrawals	38
Right to Cancel (“Free Look”)	38
Pacific Life & Annuity, Pacific Life, and the Separate Account	38
Federal Tax Issues	39
Taxation of Annuities - General Provisions	40
Non-Qualified Contracts - General Rules	40
Impact of Federal Income Taxes	43
Taxes on Pacific Life	43
Qualified Contracts - General Rules	43
IRAs and Qualified Plans	46
Additional Information	47
Voting Rights	47
Changes to Your Contract	48
Changes to All Contracts	48
Inquiries and Submitting Forms and Requests	49
Telephone and Electronic Transactions	50
Electronic Information Consent	50
Timing of Payments and Transactions	51
Confirmations, Statements and Other Reports to Contract Owners	51
Cybersecurity	51
Distribution Arrangements	52
Service Arrangements	52
Replacement of Life Insurance or Annuities	53
Financial Statements	53
The General Account	53
General Information	53
Contents of the Statement of Additional Information	54
Return of Purchase Payments Death Benefit Sample Calculations Appendix	55
Financial Highlights (Condensed Financial Information)	59
Where To Go For More Information	Back Cover

TERMS USED IN THIS PROSPECTUS

Some of the terms we’ve used in this Prospectus may be new to you. We’ve identified them in the Prospectus by capitalizing the first letter of each word. You will find an explanation of what they mean below.

If you have any questions, please ask your investment advisor or call us at (800) 748-6907.

Account Value – The amount of your Contract Value allocated to a specified Variable Investment Option.

Annuitant – A person on whose life annuity payments may be determined. An Annuitant’s life may also be used to determine death benefits, in the case of a Non-Natural Owner, and to determine the Annuity Date. A Contract may name a single (“sole”) Annuitant or two (“Joint”) Annuitants. You may choose a Contingent Annuitant only if you have a sole Annuitant (cannot have Joint Annuitants and a Contingent Annuitant at the same time). If you name Joint Annuitants or a Contingent Annuitant, “the Annuitant” means the sole surviving Annuitant, unless otherwise stated.

Annuity Date – The date specified in your Contract, or the date you later elect, if any, for the start of annuity payments if the Annuitant (or Joint Annuitants) is (or are) still living and your Contract is in force; or if earlier, the date that annuity payments actually begin.

Annuity Option – Any one of the income options available for a series of payments after your Annuity Date.

Beneficiary – A person who may have a right to receive any death benefit proceeds before the Annuity Date or any remaining annuity payments after the Annuity Date, if any Owner (or Annuitant in the case of a Non-Natural Owner) dies.

Business Day – Any day on which the value of an amount invested in a Variable Investment Option is required to be determined, which currently includes each day that the New York Stock Exchange is open for trading, an applicable underlying Fund Portfolio is open for trading, and our administrative offices are open. The New York Stock Exchange and our administrative offices are closed on weekends and on the following holidays: New Year’s Day, Martin Luther King Jr. Day, President’s Day, Good Friday, Memorial Day, July Fourth, Labor Day, Thanksgiving Day and Christmas Day, and the Friday before New Year’s Day, July Fourth or Christmas Day if that holiday falls on a Saturday, the Monday following New Year’s Day, July Fourth or Christmas Day if that holiday falls on a Sunday, unless unusual business conditions exist, such as the ending of a monthly or yearly accounting period. An underlying Fund Portfolio may be closed when other federal holidays are observed such as Columbus Day and Veterans Day. See the underlying Fund Portfolio prospectus. In this Prospectus, “day” or “date” means Business Day unless otherwise specified. If any transaction or event called for under a Contract is scheduled to occur on a day that is not a Business Day, such transaction or event will be deemed to occur on the next following Business Day unless otherwise specified. Any systematic pre-authorized transaction scheduled to occur on December 30 or December 31 where that day is not a Business Day will be deemed an order for the last Business Day of the calendar year and will be calculated using the applicable Subaccount Unit Value at the close of that Business Day. Special circumstances such as leap years and months with fewer than 31 days are discussed in the SAI.

Code – The Internal Revenue Code of 1986, as amended.

Contingent Annuitant – A person, if named in your Contract, who will become your sole surviving Annuitant if your existing sole Annuitant should die before your Annuity Date.

Contingent Beneficiary – A person, if any, you select to become the Beneficiary if the Beneficiary predeceases the Owner (or Annuitant in the case of a Non-Natural Owner).

Contract Anniversary – The same date, in each subsequent year, as your Contract Date.

Contract Date – The date we issue your Contract. Contract Years, Contract Anniversaries, Contract Semi-Annual Periods, Contract Quarters and Contract Months are measured from this date.

Contract Owner, Owner, Policyholder, you, or your – Generally, a person who purchases a Contract and makes the Investments. A Contract Owner has all rights in the Contract, including the right to make withdrawals, designate and change beneficiaries, transfer amounts among Investment Options, and designate an Annuity Option. If your Contract names Joint Owners, both Joint Owners are Contract Owners and share all such rights. Except in the case of a Non-Natural Owner, the Owner’s life is used to determine death benefits.

Contract Value – As of the end of any Business Day, the sum of your Variable Account Value, the value of any other Investment Option added to the Contract by Rider or Endorsement.

Contract Year – A year that starts on the Contract Date or on a Contract Anniversary.

Earnings – As of the end of any Business Day, your Earnings equal your Contract Value less your aggregate Purchase Payments, which are reduced by withdrawals of prior Investments.

Fund – A registered open-end management investment company; collectively refers to AIM Variable Insurance Funds (Invesco Variable Insurance Funds), American Century Variable Portfolios, Inc., American Funds Insurance Series, BlackRock Variable Series Funds, Inc., BlackRock variable Series Funds II, Inc., DFA Investment Dimensions Group Inc., Fidelity® Variable Insurance Products Fund, Franklin Templeton Variable Insurance Products Trust, Goldman Sachs Variable Insurance Trust, Janus Aspen Series, JPMorgan Insurance Trust, Legg Mason Partners Variable Income Trust, MFS Variable Insurance Trust, MFS Variable Insurance Trust II, Northern Lights Variable Trust, Pacific Select Fund, PIMCO Variable Insurance Trust, Schwab Annuity Portfolios, T. Rowe Price Equity Series, Inc. and/or Vanguard Variable Insurance Funds.

General Account – Our General Account consists of all of our assets other than those assets allocated to Separate Account A or to any of our other separate accounts.

In Proper Form – This is the standard we apply when we determine whether an instruction is satisfactory to us. An instruction (in writing or by other means that we accept (e.g. via telephone or electronic submission)) is considered to be in proper form if it is received at our Service Center in a manner that is satisfactory to us, such that is sufficiently complete and clear so that we do not have to exercise any discretion to follow the instruction, including any information and supporting legal documentation necessary to effect the transaction. Any forms that we provide will identify any necessary supporting documentation. We may, in our sole discretion, determine whether any particular transaction request is in proper form, and we reserve the right to change or waive any in proper form requirements at any time.

Investment (“Purchase Payment”) – An amount paid to us by or on behalf of a Contract Owner as consideration for the benefits provided under the Contract.

Investment Option – A Subaccount or any other Investment Option added to the Contract by Rider or Endorsement.

Joint Annuitant – If your Contract is a Non-Qualified Contract, you may name two Annuitants, called “Joint Annuitants,” in your application for your Contract. Special restrictions may apply for Qualified Contracts.

Non-Natural Owner – A corporation, trust or other entity that is not a (natural) person.

Non-Qualified Contract – A Contract other than a Qualified Contract.

Policyholder – The Contract Owner.

Portfolio – A separate portfolio of a Fund in which a Subaccount invests its assets.

Primary Annuitant – The individual that is named in your Contract, the events in the life of whom are of primary importance in affecting the timing or amount of the payout under the Contract.

Purchase Payment (“Investment”) – An amount paid to us by or on behalf of a Contract Owner as consideration for the benefits provided under the Contract.

Qualified Contract – A Contract that qualifies under the Code as an individual retirement annuity or account (IRA), or form thereof, or a Contract purchased by a Qualified Plan, qualifying for special tax treatment under the Code.

Qualified Plan – A retirement plan that receives favorable tax treatment under Section 401, 403, 408, or 408A of the Code.

SEC – Securities and Exchange Commission.

Separate Account A (the “Separate Account”) – A separate account of ours registered as a unit investment trust under the Investment Company Act of 1940, as amended (the “1940 Act”).

Subaccount – An investment division of the Separate Account. Each Subaccount invests its assets in shares of a corresponding Portfolio.

Subaccount Annuity Unit – Subaccount Annuity Units (or “Annuity Units”) are used to measure variation in variable annuity payments. To the extent you elect to convert all or some of your Contract Value into variable annuity payments, the amount of each annuity payment (after the first payment) will vary with the value and number of Annuity Units in each Subaccount attributed to any variable annuity payments. At annuitization (after any applicable premium taxes and/or other taxes are paid), the amount annuitized to a variable annuity determines the amount of your first variable annuity payment and the number of Annuity Units credited to your annuity in each Subaccount. The value of Subaccount Annuity Units, like the value of Subaccount Units, is expected to fluctuate daily, as described in the definition of Unit Value.

Subaccount Unit – Before your Annuity Date, each time you allocate an amount to a Subaccount, your Contract is credited with a number of Subaccount Units in that Subaccount. These Units are used for accounting purposes to measure your Account Value in that Subaccount. The value of Subaccount Units is expected to fluctuate daily, as described in the definition of Unit Value.

Unit Value – The value of a Subaccount Unit (“Subaccount Unit Value”) or Subaccount Annuity Unit (“Subaccount Annuity Unit Value”). Unit Value of any Subaccount is subject to change on any Business Day in much the same way that the value of a mutual fund share changes each day. The fluctuations in value reflect the investment results, expenses of and charges against the Portfolio in which the Subaccount invests its assets. Fluctuations also reflect charges against the Separate Account. Changes in Subaccount Annuity Unit Values also reflect an additional factor that adjusts Subaccount Annuity Unit Values to offset our Annuity Option Table’s implicit assumption of an annual investment return of 4%. The effect of this assumed investment return is explained in detail in the SAI. Unit Value of a Subaccount Unit or Subaccount Annuity Unit on any Business

Day is measured as of the close of the New York Stock Exchange on that Business Day, which usually closes at 4:00 p.m., Eastern time, although it occasionally closes earlier.

Variable Account Value – The aggregate amount of your Contract Value allocated to all Subaccounts.

Variable Investment Option – A Subaccount (also called a Variable Account).

OVERVIEW

This overview tells you some key things you should know about your Contract. It’s designed as a summary only – please read this Prospectus, your Contract and the Statement of Additional Information (SAI) for more detailed information.

An outbreak of a respiratory disease caused by a novel coronavirus designated as COVID-19 has spread internationally and has been declared a global pandemic. The duration of the pandemic and any future effects of COVID-19 are unknown. Please visit https://www.pacificlife.com/home/pacific-life-update.html for our commitment to you during this challenging time and for information about our financial strength and claims-paying ability.

Rules about how annuity contracts are described or administered are reflected in your Contract and in Riders or Endorsements to your Contract. This prospectus provides a description of the material rights and obligations under the Contract. Any guarantees provided for under your Contract or through optional death benefit riders are backed by PL&A’s financial strength and claims-paying ability. You must look to the strength of the insurance company with regard to such guarantees. Your investment advisor or investment advisor’s firm is not responsible for any Contract guarantees.

Regulation 187 and New York Residents

Beginning August 1, 2019, the New York Department of Financial Services has amended New York Insurance Regulation 187, requiring recommendations to both new and in-force annuity contracts are made in the best interest of the consumer. We may contract with third party entities conducting business in New York to establish and maintain the proper systems to supervise recommendations of sales transactions for policies that will be delivered or issued in the state of New York. Please work closely with your financial professional to ensure that the recommendation will comply with the requirements under the latest Regulation 187.

Some of the Terms used in this Prospectus may be new to you. You will find a glossary of certain terms in the TERMS USED IN THIS PROSPECTUS section.

PL&A is a variable annuity provider. It is not a fiduciary and therefore does not give advice or make recommendations regarding insurance or investment products.

Please be aware that the sale or liquidation of any stock, bond, IRA, certificate of deposit, mutual fund, annuity or other asset to fund the purchase of this product may have tax consequences, early withdrawal penalties or other costs or penalties as a result of the sale or liquidation. You may want to consult independent legal or financial advice before selling or liquidating any assets prior to the purchase of any life or annuity products.

Contract Basics

This variable annuity is intended to be purchased by Contract Owners that have engaged an investment advisor for ongoing investment advisory services and the investment advisor will manage their Contract Value for an advisory fee. The advisory fee that the investment advisor charges the Contract Owner is covered in a separate agreement between the Contract Owner and the investment advisor, and is separate from, and in addition to, the variable annuity fees and expenses that are described in this Prospectus.An annuity contract may be appropriate if you are looking for retirement income or you want to meet other long-term financial objectives. Discuss with your investment advisor whether a variable annuity, an optional death benefit rider and which underlying Investment Options are appropriate for you, taking into consideration your age, income, net worth, tax status, insurance needs, financial objectives, investment goals, liquidity needs, time horizon, risk tolerance and other relevant information. Together you can decide if a variable annuity is right for you.

It is expected that you consult with your investment advisor before making changes to your annuity contract. You may elect to pay the applicable advisory fee, for services provided by your investment advisor, from the Contract Value, provided you have completed the Advisory Authorization form. Thereafter, your investment advisor must submit an Advisory Fee Withdrawal Request form for each one-time fee withdrawal or to establish a scheduled withdrawal program.See WITHDRAWALS – Optional Withdrawals – Withdrawals to Pay Advisory Fees and also see FEDERAL TAX ISSUES – Advisory Fees for additional information on possible tax implications.

Your investment advisor will be solely responsible for the accuracy of any such fee payment calculation as well as the frequency or reasonableness of each such fee withdrawal request. We have no duty to inquire into the amount of the Contract Value withdrawn and any investment advisory services in connection with this annuity contract are not provided by us.

If you elected to purchase the optional Return of Investment (ROI) Death Benefit, certain amounts withdrawn to pay for advisory fees may reduce the death benefit provided under the rider. See DEATH BENEFITS AND OPTIONAL DEATH BENEFIT RIDERS – Death Benefits - Return of Investment (ROI) Death Benefit.

This Contract may not be the right one for you if you need to withdraw money for short-term needs, because tax penalties for early withdrawal may apply. In addition, amounts withdrawn from Contract Value to pay for investment advisory fees may be subject to federal and state income taxes, and a 10% federal tax penalty may apply. See FEDERAL TAX ISSUES – Non-Qualified Contracts-General Rules – 10% Tax Penalty Applicable to Certain Withdrawals and Annuity Payments and the Advisory Fees subsections.

You should consider the Contract’s investment and income benefits, as well as its costs.

This Contract is an annuity contract between you and PL&A. Annuity contracts have two phases, the accumulation phase and the annuitization phase. The two phases are discussed below.

This Contract is designed for long-term financial planning. It allows you to invest money on a tax-deferred basis for retirement or other goals, and/or to receive income in a variety of ways, including a series of income payments for life or for a specified period of years.

Non-Qualified and Qualified Contracts are available. You buy a Qualified Contract under a qualified retirement or pension plan, or some form of an individual retirement annuity or account (IRA). We reserve the right to restrict what type of Qualified Contracts we make available, please consult with your investment advisor for which types of qualified plans are currently available. It is important to know that IRAs and qualified plans are already tax-deferred which means the tax deferral feature of a variable annuity does not provide a benefit in addition to that already offered by an IRA or qualified plan. An annuity contract should only be used to fund an IRA or qualified plan to benefit from the annuity’s features other than tax deferral.

This Contract is a variable annuity, which means that your Contract Value fluctuates depending on the performance of the Investment Options you choose. The Contract allows you to choose how often you make Investments (“Purchase Payments”) and how much you add each time, subject to certain limitations.

Your Right to Cancel (“Free Look”)

During the Free Look period, you have the right to cancel your Contract and return it with instructions to us or to your investment advisor for a refund. The amount refunded may be more or less than the Purchase Payments you have made, depending on the type of Contract you purchased. Upon cancellation, you will receive a refund of the Contract Value, plus any amounts deducted as Contract fees and charges. You will find a complete description of the Free Look period that applies to your Contract on the Contract’s cover sheet. The Free Look period ends 10 calendar days after you receive your Contract. If you are replacing another annuity contract or life insurance policy, your Free Look period ends 60 calendar days after you receive your Contract. If your Contract was issued as an IRA and you return your Contract within 7 calendar days after you receive it, we will return the greater of your Purchase Payments (less any withdrawals made, including those to pay advisory fees) or the Contract Value, plus any amounts deducted as Contract fees and charges.

For more information about the Right to Cancel (“Free Look”) period see WITHDRAWALS – Right to Cancel (“Free Look”).

The Accumulation Phase

The Investment Options you choose and how they perform will affect your Contract Value during the accumulation phase, as well as the amount available to annuitize on the Annuity Date.

The accumulation phase begins on your Contract Date and continues until your Annuity Date. During the accumulation phase, you can put money in your Contract by making Purchase Payments subject to certain limitations, and choose Investment Options in which to allocate them. You can also take money out of your Contract by making a withdrawal.

Investments (“Purchase Payments”)

Your initial Purchase Payment must be at least $25,000 for a Non-Qualified Contract and at least $25,000 for a Qualified Contract. Additional Purchase Payments must be at least $250 for a Non-Qualified Contract and $50 for a Qualified Contract. Currently, we are not enforcing the minimum initial Purchase Payment on Qualified Contracts or the minimum additional Purchase Payment amounts on Qualified and Non-Qualified Contracts, but we reserve the right to enforce such minimums in the future. We will provide at least a 30 calendar day prior notice before we enforce the minimum initial Purchase Payment or the minimum additional Purchase Payment amounts.

For more information about Making Your Investments (“Purchase Payments”) see PURCHASING YOUR CONTRACT – Making Your Investments (“Purchase Payments”).

Investment Options

Ask your investment advisor to help you choose the right Investment Options for your goals and risk tolerance. Any financial firm or investment advisor you engage to provide advice and/or make transfers for you is not acting on our behalf. We are not responsible for any investment decisions or allocations you make, recommendations such investment advisors make or any allocations or specific transfers they choose to make on your behalf. Some distribution firms may not allow or may limit the amount you may allocate to certain Investment Options.

You can choose from a selection of Variable Investment Options (also called Subaccounts), each of which invests in a corresponding Fund Portfolio. The value of each Portfolio will fluctuate with the value of the investments it holds, and returns are not guaranteed.

We allocate your Purchase Payments to the Investment Options you choose. Your Contract Value will fluctuate during the accumulation phase depending on the Investment Options you have chosen. You bear the investment risk of any Variable Investment Options you choose.

For more information about the Investment Options and the corresponding Investment Adviser see YOUR INVESTMENT OPTIONS – Your Variable Investment Options.

Transferring Among Investment Options

You can transfer among Investment Options any time, subject to certain limitations, until your Annuity Date without paying any current income tax.

•     You may transfer between Investment Options up to 25 transfers each calendar year. If the 25-transfer limit has been reached, we reserve the right to charge a fee for each additional transfer. The charge will not be more than $25 for each transfer. Currently, we are not assessing transfer fees but reserve the right to charge a transfer fee in the future (see CHARGES, FEES, AND DEDUCTIONS – Transfer Fee).

•     Transfers to or from a Variable Investment Option cannot be made before the seventh calendar day following the last transfer to or from the same Variable Investment Option. If the seventh calendar day is not a Business Day, then a transfer may not occur until the next Business Day. The day of the last transfer is not considered a calendar day for purposes of meeting this requirement. Transfers to and from the Fidelity VIP Government Money Market Portfolio are excluded from this limitation.

You can also make systematic transfers by enrolling in our dollar cost averaging or portfolio rebalancing programs. Transfers made under these systematic transfer programs are excluded from these limitations.

For more information about transfers and transfer limitations see HOW YOUR PURCHASE PAYMENTS ARE ALLOCATED – Transfers and Market-timing Restrictions.

Withdrawals

You can make full and partial withdrawals to supplement your income or for other purposes. There is no withdrawal charge.

In general, you may have to pay income taxes on withdrawals or other distributions from your Contract. If you are under age 59½, a 10% federal tax penalty may also apply to taxable withdrawals.

For more information about withdrawals and withdrawal minimums see WITHDRAWALS – Optional Withdrawals.

Withdrawals may also be made from the Contract to pay for advisory fees to your investment advisor. Withdrawals for advisory fees that exceed an annual rate of 1.5% of the Contract Value during a calendar year may reduce the Death Benefit Amount under the optional Return of Investment (ROI) Death Benefit by more than the actual excess withdrawal amount. See WITHDRAWALS – Optional Withdrawals – Withdrawals to Pay Advisory Fees and see FEDERAL TAX ISSUES – Advisory Fees for additional information on possible tax implications.

The Annuitization Phase

The annuitization phase of your Contract begins on your Annuity Date. Generally, you can choose to surrender your Contract and receive a single payment or you can annuitize your Contract and receive a series of income payments over a fixed period or for life.

You can choose fixed or variable annuity payments, or a combination of both.  You can choose monthly, quarterly, semi-annual or annual payments. We will make the income payments to you or your designated payee. The Owner is responsible for any tax consequences of any annuity payments.

If you choose variable annuity payments, the amount of the payments will fluctuate depending on the performance of the Variable Investment Options you choose. After your Annuity Date, if you choose variable annuity payments, you can exchange your Subaccount Annuity Units among the Variable Investment Options up to 4 times in any 12-month period.

For more information about annuitization see ANNUITIZATION and for annuity options available under the Contract see ANNUITIZATION – Choosing Your Annuity Option – Annuity Options.

The Death Benefit

Generally, the Contract provides a death payout upon death of any Owner (or any Annuitant in the case of a Non-Natural Owner) during the accumulation phase. Death benefit proceeds are payable when we receive proof of death and payment instructions In Proper Form.

For more information about the death benefit see DEATH BENEFITS AND OPTIONAL DEATH BENEFIT RIDERS - Death Benefits.

Riders

Riders are subject to availability and may be discontinued for purchase at anytime without prior notice. Before purchasing any Rider, make sure you understand all of the terms and conditions and consult with your investment advisor for advice on whether a Rider is appropriate for you. You may elect the optional Return of Investment (ROI) Death Benefit Rider at the time your Contract is issued. No riders may be purchased after the Contract Date.

Return of Investment (ROI) Death Benefit

This optional rider offers you the ability to have your Death Benefit Amount be the greater of the Contract Value or the Total Adjusted Purchase Payments as of the Notice Date. The Notice Date is the Business Day on which we receive, In Proper Form, proof of death and instructions regarding payment of any death benefit proceeds. There is a reset to the benefits provided under the rider when certain owner changes are made (see the Owner Change subsection of the rider for more information). You may not purchase this rider after the Contract Date.

For more information about the Return of Investment (ROI) Death Benefit see DEATH BENEFITS AND OPTIONAL DEATH BENEFIT RIDERS – Return of Investment (ROI) Death Benefit.

Work with your investment advisor to review the optional death benefit rider available for purchase and to understand all of the terms and conditions of the rider prior to purchase.

Fees and Expenses

This section of the overview explains the fees and expenses that you will pay when buying, owning and surrendering your Contract. Advisory fees, for services provided by your investment advisor, taken from your Contract Value or other assets are not reflected in the Contract Transaction Expenses or Periodic Expenses sections below. If such fees were reflected, the fees and expenses would be higher.

It is expected that you consult with your investment advisor before making changes to your annuity contract. Any applicable advisory fees will be paid for the services provided by your investment advisor, provided you have completed the Advisory Authorization form. Thereafter, your investment advisor must submit an Advisory Fee Withdrawal Request form for each one-time fee withdrawal or to establish a scheduled withdrawal program. See FEDERAL TAX ISSUES – Advisory Fees for additional information on possible tax implications.

Your investment advisor will be solely responsible for the accuracy of any such fee payment calculation as well as the frequency or reasonableness of each such fee withdrawal request. We have no duty to inquire into the amount of the Contract Value withdrawn, but we will follow instructions provided (through the Advisory Authorization and Advisory Fee Withdrawal Request forms) and ensure the amount requested is distributed and processed accurately.

Contract Transaction Expenses

There are no front-end sales charges or withdrawal charges. Expenses are fixed under the terms of your Contract. Premium taxes and/or other taxes may also apply to your Contract. We generally charge state premium taxes and/or other taxes when you annuitize your Contract, but there are other times when we charge them to your Contract instead. Please see your Contract for specific details that apply to you. See CHARGES, FEES AND DEDUCTIONS—Premium Taxes.

•                         Transfer Fee (currently, we do not charge a transfer fee, however, we reserve the right
to charge a transfer fee in the future.)                                                                                                                           $25

Periodic Expenses

The following describes the fees and expenses that you will pay periodically during the time you own your Contract not including Portfolio fees and expenses.

Separate Account A Annual Expenses (as a percentage of the average daily Variable Account Value1):

	Without any Death Benefit Rider	With Return of Investment (ROI) Death Benefit Rider
• Mortality and Expense Risk Charge[2]	0.15%	0.15%
• Administrative Fee[2]	0.15%	0.15%
• Platform Fee[2]	0.15%	0.15%
• Death Benefit Rider Charge[2,3]	N/A	0.20%
• Total Separate Account A Annual Expenses	0.45%	0.65%

The Mortality and Expense Risk Charge,  the Administrative Fee, and the Platform Fee will not continue after the Annuity Date if fixed annuity payments are elected.  If variable annuity payments are elected, the charges will continue after the Annuity Date. If you purchased an optional Death Benefit Rider, the charge will not continue after the Annuity Date, regardless of whether fixed or variable annuity payments are elected. For more information about these charges, please see the CHARGES, FEES AND DEDUCTIONS - Mortality and Expense Risk Charge, Administrative Fee, and Platform Fee sections.

1   The Variable Account Value is the value of your Variable Investment Options on any Business Day.

2    This is an annual rate and is assessed on a daily basis. The daily rate is calculated by dividing the annual rate by 365.

3   If you buy an optional death benefit rider, we will add this charge to the Mortality and Expense Risk Charge until, and including, your Annuity Date.

Total Annual Fund Operating Expenses

For more about the underlying Funds see YOUR INVESTMENT OPTIONS – Your Variable Investment Options, and see each underlying Fund Prospectus.

This table shows the minimum and maximum total annual operating expenses incurred by the Portfolios that you indirectly pay during the time you own the Contract. This table shows the range (minimum and maximum) of fees and expenses (including management fees, distribution and/or service fees (12b01 fees) (currently, none of the Portfolios offered have a 12b-1 fee) and other expenses) charged by any of the Portfolios, expressed as an annual percentage of average daily net assets. The amounts are based on expenses paid in the year ended December 31, 2019, adjusted to reflect anticipated changes in fees and expenses, or, for new Portfolios, are based on estimates for the current fiscal year.

Each Variable Account of the Separate Account purchases shares of the corresponding Fund Portfolio at net asset value. The net asset value reflects the Portfolio advisory fees and other expenses that are deducted from the assets of the Portfolio. The Portfolio advisory fees and other expenses are not fixed or specified under the terms of the Contract, and they may vary from year to year. These fees and expenses are described in each Fund Prospectus.

	Minimum	Maximum
Range of total annual portfolio operating expenses before any waivers or expense reimbursements	0.03%	1.26%
Range of total annual portfolio operating expenses after any waivers or expense reimbursements	0.03%	1.00%

To help limit Fund expenses, Fund advisers have contractually agreed to reduce Portfolio advisory fees or otherwise reimburse certain Portfolios of their respective Funds which may reduce the Portfolio’s expenses. The range of expenses in the first row above does not include the effect of any waiver and/or expense reimbursement arrangement. The range of expenses in the second row above includes the effect of Fund waiver and/or expense reimbursement arrangements that are in effect. The waiver and/or reimbursement arrangements vary in length. There can be no assurance that Fund expense waivers or reimbursements will be extended beyond their current terms as outlined in each Fund prospectus, and they may not cover certain expenses such as extraordinary expenses. See each Fund prospectus for complete information regarding annual operating expenses and any waivers or reimbursements in effect for a particular Fund.

Examples

The following examples are intended to help you compare the cost of investing in your Contract with the cost of investing in other variable annuity contracts. The maximum amounts reflected below include the maximum Periodic Expenses, and the Portfolio with the highest fees and expenses for the year ended December 31, 2019. The maximum amounts also include the maximum charge for the Return of Investment (ROI) Death Benefit Rider. The minimum amounts reflected below include the minimum periodic Contract expenses, Separate Account annual expenses and the Portfolio with the lowest fees and expenses for the year ended December 31, 2019. The minimum amounts do not include the Return of Investment (ROI) Death Benefit Rider. In addition, the examples do not reflect any advisory fees, for services provided by your investment advisor, taken from your Contract Value or other assets and if such fees were reflected, costs would be higher.

The examples assume that you invest $10,000 in the Contract for the time periods indicated. They also assume that your Purchase Payment has a 5% return each year and assumes the maximum and minimum fees and expenses of all of the Investment Options available. Although your actual costs may be higher or lower, based on these assumptions, your maximum and minimum costs would be:

•         If you surrendered, annuitized, or left your money in your Contract:

	1 Year	3 Years	5 Years	10 Years
Maximum	$194	$600	$1,032	$2,233
Minimum	$49	$154	$269	$604

In calculating the examples above, we used the maximum and minimum total operating expenses of all the Portfolios as shown in the Fees And Expenses section of each Fund Prospectus. For more information on Contract fees and expenses, see CHARGES, FEES AND DEDUCTIONS in this Prospectus, and see each Fund Prospectus. See the FINANCIAL HIGHLIGHTS (Condensed Financial Information) appendix in this Prospectus for condensed financial information about the Subaccounts.

YOUR INVESTMENT OPTIONS

Some distribution firms may not allow or may limit the amount you may allocate to certain Investment Options. Work with your investment advisor to help you choose the right Investment Options for your investment goals and risk tolerance.

You may choose among the different Variable Investment Options.

Your Variable Investment Options

We consider various factors when determining the Fund portfolios offered under this Contract. Such Fund factors include some or all of the following: Fund reputation, asset class, investment objective, investment performance, manager and sub-adviser experience, brand recognition, portfolio share class, and portfolio expenses. We may also consider whether the underlying Fund makes fee payments for distribution and/or service fees (12b-1 fees) (currently, none of the Portfolios offered have a 12b-1 fee), if a Fund affiliate makes fee payments for certain administrative support, or if the Fund is affiliated with us. See ADDITIONAL INFORMATION – Service Arrangements in this Prospectus and the underlying Fund prospectus for additional information.

We do not recommend or endorse any particular Fund and we do not provide investment advice.

Each Variable Investment Option invests in a separate Fund Portfolio. For your convenience, the following chart summarizes some basic data about each Portfolio. This chart is only a summary. For more complete information on each Portfolio, including a discussion of the Portfolio’s investment techniques and the risks associated with its investments, see the applicable Fund Prospectus. No assurance can be given that a Portfolio will achieve its investment objective. YOU SHOULD READ EACH FUND PROSPECTUS CAREFULLY BEFORE INVESTING. You can obtain a Fund prospectus by contacting your investment advisor or by visiting www.PacificLife.com.

AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)	INVESTMENT GOAL	MANAGER/INVESTMENT ADVISER
Invesco Oppenheimer V.I. Discovery Mid Cap Growth Fund Series I	Seeks capital appreciation.	Invesco Advisers, Inc.
Invesco Oppenheimer V.I. International Growth Fund Series I	Seeks capital appreciation.	Invesco Advisers, Inc.
Invesco Oppenheimer V.I. Main Street Small Cap Fund® Series I	Seeks capital appreciation.	Invesco Advisers, Inc.
Invesco V.I. American Value Fund Series I	Long-term capital appreciation.	Invesco Advisers, Inc.
Invesco V.I. Balanced-Risk Allocation Fund Series I	Total return with a low to moderate correlation to traditional financial market indices.	Invesco Advisers, Inc.
Invesco V.I. International Growth Fund Series I	Long-term growth of capital.	Invesco Advisers, Inc.
Invesco V.I. Technology Fund Series I	Long-term growth of capital.	Invesco Advisers, Inc.
AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.	INVESTMENT GOAL	MANAGER/INVESTMENT ADVISER
American Century VP Mid Cap Value Fund Class I	Seeks long-term capital growth. Income is a secondary objective.	American Century Investment Management, Inc.
AMERICAN FUNDS INSURANCE SERIES	INVESTMENT GOAL	MANAGER/INVESTMENT ADVISER
American Funds IS Asset Allocation Fund Class 1	Provide high total return (including income and capital gains) consistent with preservation of capital over the long term.	Capital Research and Management CompanySM

American Funds IS Blue Chip Income and Growth Fund Class 1	Produce income exceeding the average yield on U.S. stocks generally and to provide an opportunity for growth of principal consistent with sound common stock investing.	Capital Research and Management CompanySM
American Funds IS Bond Fund Class 1	Provide as high a level of current income as is consistent with the preservation of capital.	Capital Research and Management CompanySM
American Funds IS Capital Income Builder® Fund Class 1

Seeks to provide a level of current income that exceeds the average yield on U.S. stocks generally and to provide a growing stream of income over the years; secondary objective is to provide growth of capital.

Capital Research and Management CompanySM
American Funds IS Capital World Bond Fund Class 1

Provide you, over the long term, with a high level of total return consistent with prudent investment management. Total return comprises the income generated by the fund and the changes in the market value of the fund’s investments.

Capital Research and Management CompanySM
American Funds IS Global Growth Fund Class 1	Provide long-term growth of capital.	Capital Research and Management CompanySM
American Funds IS Global Growth and Income Fund Class 1	Provide long-term growth of capital while providing current income.	Capital Research and Management CompanySM
American Funds IS Growth Fund Class 1	Provide growth of capital.	Capital Research and Management CompanySM
American Funds IS Growth-Income Fund Class 1	Achieve long-term growth of capital and income.	Capital Research and Management CompanySM
American Funds IS International Fund Class 1	Provide long-term growth of capital.	Capital Research and Management CompanySM
American Funds IS International Growth and Income Fund Class 1	Provide long-term growth of capital while providing current income.	Capital Research and Management CompanySM
American Funds IS Managed Risk Asset Allocation Fund Class P1	Provide high total return (including income and capital gains) consistent with preservation of capital over the long term while seeking to manage volatility and provide downside protection.	Capital Research and Management CompanySM
American Funds IS New World Fund Class 1	Long-term capital appreciation.	Capital Research and Management CompanySM
American Funds IS U.S. Government/AAA-rated Securities Fund Class 1	Provide a high level of current income consistent with preservation of capital.	Capital Research and Management CompanySM
BLACKROCK VARIABLE SERIES FUNDS, INC.	INVESTMENT GOAL	MANAGER/INVESTMENT ADVISER
BlackRock 60/40 Target Allocation ETF V.I. Fund Class I	Seeks to provide total return.	BlackRock Advisors, LLC
BlackRock Equity Dividend V.I. Fund Class I	Seeks long-term total return and current income.	BlackRock Advisors, LLC
BlackRock Global Allocation V.I. Fund Class I	Seeks high total investment return.	BlackRock Advisors, LLC
BlackRock S&P 500 Index V.I. Fund Class I	Seeks investment results that, before expenses, correspond to the aggregate price and yield performance of the Standard & Poor’s 500 Index.	BlackRock Advisors, LLC

BlackRock Small Cap Index V.I. Fund Class I	Seeks to match the performance of the Russell 2000® Index as closely as possible before the deduction of fund expenses.	BlackRock Advisors, LLC
BLACKROCK VARIABLE SERIES FUNDS II, INC.	INVESTMENT GOAL	MANAGER/INVESTMENT ADVISER
BlackRock High Yield V.I. Fund Class I	Seeks to maximize total return, consistent with income generation and prudent investment management.	BlackRock Advisors, LLC
BlackRock Total Return V.I. Fund Class I	Maximize total return, consistent with income generation and prudent investment management.	BlackRock Advisors, LLC
DFA INVESTMENT DIMENSIONS GROUP INC.	INVESTMENT GOAL	MANAGER/INVESTMENT ADVISER
DFA VA Equity Allocation Portfolio Institutional Class	Achieve long-term capital appreciation.	Dimensional Fund Advisors LP
DFA VA Global Bond Portfolio Institutional Class	Provide a market rate of return for a fixed income portfolio with low relative volatility of returns.	Dimensional Fund Advisors LP
DFA VA Global Moderate Allocation Portfolio Institutional Class	Seeks total return consisting of capital appreciation and current income.	Dimensional Fund Advisors LP
DFA VA International Small Portfolio Institutional Class	Achieve long-term capital appreciation.	Dimensional Fund Advisors LP
DFA VA International Value Portfolio Institutional Class	Achieve long-term capital appreciation.	Dimensional Fund Advisors LP
DFA VA Short-Term Fixed Portfolio Institutional Class	Achieve a stable real return in excess of the rate of inflation with a minimum of risk.	Dimensional Fund Advisors LP
DFA VA U.S. Large Value Portfolio Institutional Class	Achieve long-term capital appreciation.	Dimensional Fund Advisors LP
DFA VA U.S. Targeted Value Portfolio Institutional Class	Achieve long-term capital appreciation.	Dimensional Fund Advisors LP

FIDELITY® VARIABLE INSURANCE PRODUCTS FUNDS	INVESTMENT GOAL	MANAGER/INVESTMENT ADVISER
Fidelity VIP Consumer Discretionary Portfolio Initial Class	Seeks capital appreciation.	Fidelity Management & Research Company LLC
Fidelity VIP Contrafund® Portfolio Initial Class	Seeks long-term capital appreciation.	Fidelity Management & Research Company LLC
Fidelity VIP Emerging Markets Portfolio Initial Class	Seeks capital appreciation.	Fidelity Management & Research Company LLC
Fidelity VIP Energy Portfolio Initial Class	Seeks capital appreciation.	Fidelity Management & Research Company LLC
Fidelity VIP Extended Market Index Portfolio Initial Class	Seeks to provide investment results that correspond to the total return of stocks of mid- to small-capitalization U.S. companies.	Fidelity Management & Research Company LLC
Fidelity® VIP Government Money Market Portfolio Initial Class	Seeks as high a level of current income as is consistent with preservation of capital and liquidity.	Fidelity Management & Research Co., Inc.
Fidelity VIP Growth Opportunities Portfolio Initial Class	Seeks to provide capital growth.	Fidelity Management & Research Company LLC
Fidelity VIP Index 500 Portfolio Initial Class	Seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P 500® Index.	Fidelity Management & Research Company LLC
Fidelity VIP Investment Grade Bond Portfolio Initial Class	Seeks a high level of current income as is consistent with the preservation of capital.	Fidelity Management & Research Company LLC
Fidelity VIP Value Strategies Portfolio Initial Class	Seeks capital appreciation.	Fidelity Management & Research Company LLC
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST	INVESTMENT GOAL	MANAGER/INVESTMENT ADVISER
Franklin Income VIP Fund Class 1	To maximize income while maintain prospects for capital appreciation.	Franklin Advisers, Inc.
Franklin Mutual Shares VIP Fund Class 1	Capital Appreciation. Its secondary goal is income.	Franklin Mutual Advisers, LLC
Franklin Rising Dividends VIP Fund Class 1	Long-term capital appreciation. Preservations of capital, while not a goal, is also an important consideration.	Franklin Advisers, Inc.
Franklin Small Cap Value VIP Fund Class 1	Long-term total return.	Franklin Mutual Advisers, LLC
Franklin Small-Mid Cap Growth VIP Fund Class 1	Long-term capital growth.	Franklin Advisers, Inc.
Franklin Strategic Income VIP Fund Class 1	High level or current income. A secondary goal is long-term capital appreciation.	Franklin Advisers, Inc.
Templeton Foreign VIP Fund Class 1	Long-term capital growth.	Templeton Investment Counsel, LLC
Templeton Global Bond VIP Fund Class 1	High current income, consistent with preservation of capital. Capital appreciation is a secondary consideration.	Franklin Advisers, Inc.

GOLDMAN SACHS VARIABLE INSURANCE TRUST	INVESTMENT GOAL	MANAGER/INVESTMENT ADVISER
Goldman Sachs VIT Global Trends Allocation Fund Institutional Shares	Seeks total return while seeking to provide volatility management.	Goldman Sachs Asset Management, L.P.
Goldman Sachs VIT Large Cap Value Fund Institutional Shares	Seeks long-term capital appreciation.	Goldman Sachs Asset Management, L.P.
Goldman Sachs VIT Mid Cap Value Fund Institutional Shares	Seeks long-term capital appreciation.	Goldman Sachs Asset Management, L.P.
Goldman Sachs VIT Strategic Growth Fund Institutional Shares	Seeks long-term capital appreciation.	Goldman Sachs Asset Management, L.P.
JANUS ASPEN SERIES	INVESTMENT GOAL	MANAGER/INVESTMENT ADVISER
Janus Henderson Balanced Portfolio Service Shares	Seeks long-term capital growth, consistent with preservation of capital and balanced by current income.	Janus Capital Management LLC
Janus Henderson Enterprise Portfolio Institutional Share	Seeks long-term growth of capital.	Janus Capital Management LLC
JPMORGAN INSURANCE TRUST	INVESTMENT GOAL	MANAGER/INVESTMENT ADVISER
JPMorgan Insurance Trust Core Bond Portfolio Class 1	Seeks to maximize total return by investing primarily in a diversified portfolio of intermediate- and long-term debt securities.	J.P. Morgan Investment Management Inc.
JPMorgan Insurance Trust Mid Cap Value Portfolio Class 1	Seeks capital appreciation with the secondary goal of achieving current income by investing primarily in equity securities.	J.P. Morgan Investment Management Inc.
LEGG MASON PARTNERS VARIABLE INCOME TRUST	INVESTMENT GOAL	MANAGER/INVESTMENT ADVISER
Western Asset Core Plus VIT Portfolio Class I

Seeks to maximize total return, consistent with prudent investment management and liquidity needs, by investing to obtain a dollar-weighted average effective duration that is normally within 30% of the average duration of the domestic bond market as a whole.

Legg Mason Partners Fund Advisor, LLC
MFS VARIABLE INSURANCE TRUST	INVESTMENT GOAL	MANAGER/INVESTMENT ADVISER
MFS New Discovery Series – Initial Class	Seeks capital appreciation.	Massachusetts Financial Services Company
MFS Utilities Series – Initial Class	Seeks total return.	Massachusetts Financial Services Company
MFS Value Series – Initial Class	Seeks capital appreciation.	Massachusetts Financial Services Company
MFS VARIABLE INSURANCE TRUST II	INVESTMENT GOAL	MANAGER/INVESTMENT ADVISER
MFS International Growth Portfolio – Initial Class	Seeks capital appreciation.	Massachusetts Financial Services Company

NORTHERN LIGHTS VARIABLE TRUST	INVESTMENT GOAL	MANAGER/INVESTMENT ADVISER
TOPS Aggressive Growth ETF Portfolio Class 1	Seeks capital appreciation.	ValMark Advisers, Inc.
TOPS Balanced ETF Portfolio Class 1	Seeks income and capital appreciation.	ValMark Advisers, Inc.
TOPS Conservative ETF Portfolio Class 1	Seeks to preserve capital and provide moderate income and moderate capital appreciation.	ValMark Advisers, Inc.
TOPS Growth ETF Portfolio Class 1	Seeks capital appreciation.	ValMark Advisers, Inc.
TOPS Managed Risk Balanced ETF Portfolio Class 1	Seeks to provide income and capital appreciation with less volatility than the fixed income and equity markets as a whole.	ValMark Advisers, Inc.
TOPS Managed Risk Growth ETF Portfolio Class 1	Seeks capital appreciation with less volatility than the equity markets as a whole.	ValMark Advisers, Inc.
TOPS Managed Risk Moderate Growth ETF Portfolio Class 1	Seeks capital appreciation with less volatility than the equity markets as a whole.	ValMark Advisers, Inc.
TOPS Moderate Growth ETF Portfolio Class 1	Seeks capital appreciation.	ValMark Advisers, Inc.
PACIFIC SELECT FUND	INVESTMENT GOAL	MANAGER/INVESTMENT ADVISER
Floating Rate Income Portfolio Class P	Seeks a high level of current income.	Pacific Asset Management LLC
PSF DFA Balanced Allocation Portfolio Class P	Seeks long-term growth of capital and low to moderate income.	Pacific Life Fund Advisors LLC (a subsidiary of Pacific Life Insurance Company)
Pacific Dynamix – Conservative Growth Portfolio Class P	Seeks current income and moderate growth of capital.	Pacific Life Fund Advisors LLC (a subsidiary of Pacific Life Insurance Company)
Pacific Dynamix – Moderate Growth Portfolio Class P	Seeks long-term growth of capital and low to moderate income.	Pacific Life Fund Advisors LLC (a subsidiary of Pacific Life Insurance Company)
PIMCO VARIABLE INSURANCE TRUST	INVESTMENT GOAL	MANAGER/INVESTMENT ADVISER
PIMCO Emerging Markets Bond Portfolio Institutional Class	Seeks maximum total return, consistent with preservation of capital and prudent investment management.	Pacific Investment Management Company, LLC
PIMCO Long-Term U.S. Government Portfolio Institutional Class	Seeks maximum total return, consistent with preservation of capital and prudent investment management.	Pacific Investment Management Company, LLC
PIMCO Low Duration Portfolio Institutional Class	Seeks maximum total return, consistent with preservation of capital and prudent investment management.	Pacific Investment Management Company, LLC
PIMCO Total Return Portfolio Institutional Class	Seeks maximum total return, consistent with preservation of capital and prudent investment management.	Pacific Investment Management Company, LLC
SCHWAB ANNUITY PORTFOLIOS	INVESTMENT GOAL	MANAGER/INVESTMENT ADVISER
Schwab S&P 500 Index Fund	Track the total return of the S&P 500 Index.	Charles Schwab Investment Management, Inc.

T. ROWE PRICE EQUITY SERIES, INC.	INVESTMENT GOAL	MANAGER/INVESTMENT ADVISER
T. Rowe Price Blue Chip Growth Portfolio	Seeks to provide long-term capital growth. Income is a secondary objective.	T. Rowe Price Associates, Inc.
T. Rowe Price Equity Income Portfolio	Seeks a high level of dividend income and long-term capital growth primarily through investments in stocks.	T. Rowe Price Associates, Inc.
T. Rowe Price Health Sciences Portfolio	Seeks long-term capital appreciation.	T. Rowe Price Associates, Inc.
VANGUARD VARIABLE INSURANCE FUNDS	INVESTMENT GOAL	MANAGER/INVESTMENT ADVISER
Vanguard VIF Balanced Portfolio	Seeks to provide long-term capital appreciation and reasonable current income.	Wellington Management Company LLP
Vanguard VIF Capital Growth Portfolio	Seeks to provide long-term capital appreciation.	PRIMECAP Management Company
Vanguard VIF Conservative Allocation Portfolio	Seeks to provide current income and low to moderate capital appreciation.	The Vanguard Group, Inc.
Vanguard VIF Diversified Value Portfolio	Seeks to provide long-term capital appreciation and income.	Barrow, Hanley, Mewhinney & Strauss, LLC
Vanguard VIF Equity Income Portfolio	Seeks to provide an above-average level of current income and reasonable long-term capital appreciation.	Wellington Management Company LLP
Vanguard VIF Equity Index Portfolio	Seeks to track the performance of a benchmark index that measures the investment return of large-capitalization stocks.	The Vanguard Group, Inc.
Vanguard VIF Global Bond Index Portfolio	Seeks to track the performance of a benchmark index that measures the investment return of the global, investment-grade, fixed income market.	The Vanguard Group, Inc.
Vanguard VIF Growth Portfolio	Seeks to provide long-term capital appreciation.	Wellington Management Company LLP
Vanguard VIF High Yield Bond Portfolio	Seeks to provide a high level of current income.	Wellington Management Company LLP
Vanguard VIF Mid-Cap Index Portfolio	Seeks to track the performance of a benchmark index that measures the investment return of mid-capitalization stocks.	The Vanguard Group, Inc.
Vanguard VIF International Portfolio	Seeks to provide long-term capital appreciation.	Ballie Gifford Overseas Ltd. and Schroder Investment Management North America Inc.
Vanguard VIF Moderate Allocation Portfolio	Seeks to provide capital appreciation and a low to moderate level of current income.	The Vanguard Group, Inc.
Vanguard VIF Real Estate Index Portfolio

Seeks to provide a high level of income and moderate long-term capital appreciation by tracking the performance of a benchmark index that measures the performance of publicly traded equity REITs and other real estate-related investments.

The Vanguard Group, Inc.
Vanguard VIF Short-Term Investment Grade Portfolio	Seeks to provide current income while maintaining limited price volatility.	The Vanguard Group, Inc.
Vanguard VIF Total Bond Market Index Portfolio	Seeks to track the performance of a broad, market-weighted bond index.	The Vanguard Group, Inc.

Vanguard VIF Total International Stock Market Index Portfolio	Seeks to track the performance of a benchmark index that measures the investment return of stocks issued by companies located in developed and emerging markets, excluding the United States.	The Vanguard Group, Inc.
Vanguard VIF Total Stock Market Index Portfolio	Seeks to track the performance of a benchmark index that measures the investment return of the overall stock market.	The Vanguard Group, Inc.

PURCHASING YOUR CONTRACT

How to Apply for Your Contract

This Contract is offered to customers of various financial institutions, broker-dealer firms and their affiliated insurance agencies known herein as distribution firm(s). To purchase a Contract, you must work with your investment advisor to fill out an application and submit it along with your initial Purchase Payment to Pacific Life & Annuity Company at P.O. Box 2736, Omaha, Nebraska 68103-2736. In those instances when we receive electronic transmission of the information on the application from your investment advisor’s distribution firm and our administrative procedures with your distribution firm so provide, we consider the application to be received on the Business Day we receive the transmission. If your application and Purchase Payment are complete when received, or once they have become complete, we will issue your Contract within 2 Business Days. If some information is missing from your application, we may delay issuing your Contract while we obtain the missing information. However, we will not hold your initial Purchase Payment for more than 5 Business Days without your permission. In any case, we will not hold your initial Purchase Payment after 20 Business Days.

You may also purchase a Contract by exchanging your existing annuity. Call your investment advisor or call us at (800) 748-6907 if you are interested in this option.

We reserve the right to reject any application or Purchase Payment for any reason, subject to any applicable nondiscrimination laws and to our own standards and guidelines. On your application, you must provide us with a valid U.S. tax identification number for federal, state, and local tax reporting purposes.

The maximum age of a Contract Owner/Annuitant, including Joint Owners, Joint Annuitants, and Contingent Annuitants, for which a Contract will be issued is 85. The Contract Owner’s age is calculated as of his or her last birthday. If any Contract Owner (or any Annuitant in the case of a Non-Natural Owner) named in the application for a Contract dies and we are notified of the death before we issue the Contract, then we will return the amount we received. If we issue the Contract and are subsequently notified after issuance that the death occurred prior to issue, then the application for the Contract and/or any Contract issued will be deemed cancelled and a refund will be issued. The refund amount will be the Contract Value based upon the next determined Accumulated Unit Value (AUV) after we receive proof of death, In Proper Form, of the Contract Owner (or Annuitant in the case of a Non-Natural Owner), plus a refund of any amount used to pay premium taxes and/or any other taxes. Any refunded assets may be subject to probate.

Making Your Investments (“Purchase Payments”)

Making Your Initial Purchase Payment

Your initial Purchase Payment must be at least $25,000 for a Non-Qualified Contract and at least $25,000 for a Qualified Contract. Currently, we are not enforcing the minimum initial Purchase Payment on Qualified Contracts but we reserve the right to enforce the minimum initial Purchase Payment on Qualified Contracts in the future. We will provide at least a 30 calendar day prior notice before we enforce the minimum initial Purchase Payment on Qualified Contracts. For Non-Qualified Contracts, if the entire minimum initial Purchase Payment is not included when you submit your application, you must establish a pre-authorized investment program. A pre-authorized investment program allows you to pay the remainder of the required initial Purchase Payment in equal installments over the first Contract Year. Further requirements for the pre-authorized investment program are discussed in the Pre-Authorized Investment Request form.

You must obtain our consent before making an initial or additional Purchase Payment that will bring your aggregate Purchase Payments over $1,000,000. For purposes of this limit, the aggregate purchase payments are based on all contracts for which you are either owner and/or annuitant.

Making Additional Purchase Payments

If your Contract is Non-Qualified, you may choose to invest additional amounts in your Contract at any time. If your Contract is Qualified, the method of contribution and contribution limits may be restricted by the Qualified Plan or the Internal Revenue Code (“the Code”). Each additional Purchase Payment must be at least $250 for a Non-Qualified Contract and $50 for a Qualified Contract. Currently, we are not enforcing the minimum additional Purchase Payment amounts but we reserve the right to enforce the minimum additional Purchase Payment amounts in the future. We will provide at least a 30-calendar day prior notice before we enforce the minimum additional Purchase Payment amounts. Additional Purchase Payments will be allocated according to the instructions we have on file unless we receive specific allocation instructions.

Forms of Purchase Payment

Your initial and additional Purchase Payments may be sent by personal or bank check or by wire transfer. Purchase Payments must be made in a form acceptable to us before we can process it. Acceptable forms of Purchase Payments are:

•     personal checks or cashier’s checks drawn on a U.S. bank,

•     money orders and traveler’s checks in single denominations of more than $10,000 if they originate in a U.S. bank,

•     third party payments when there is a clear connection of the third party to the underlying transaction, and

•     wire transfers that originate in U.S. banks.

We will not accept Purchase Payments in the following forms:

•     cash,

•     credit cards or checks drawn against a credit card account,

•     money orders or traveler’s checks in single denominations of $10,000 or less,

•     starter checks,

•     home equity checks,

•     eChecks,

•     cashier’s checks, money orders, traveler’s checks or personal checks drawn on non-U.S. banks, even if the payment may be effected through a U.S. bank,

•     third party payments if there is not a clear connection of the third party to the underlying transaction, and

•     wire transfers that originate from foreign bank accounts.

All unacceptable forms of Purchase Payments will be returned to the payor along with a letter of explanation. We reserve the right to reject or accept any form of payment. Any unacceptable Purchase Payment inadvertently invested may be returned and the amount returned may be more or less than the amount submitted. If a Purchase Payment is made by check other than a cashier’s check, we may hold the check and the payment of any withdrawal proceeds and any refund during the “Right to Cancel” period may be delayed until we receive confirmation in our Service Center that your check has cleared. In general, a delay of the payment of withdrawal proceeds or any refund during the check hold period will not exceed ten Business Days after we receive your withdrawal or “Right to Cancel” request In Proper Form. We will calculate the value of your proceeds as of the end of the Business Day we received your withdrawal or “Right to Cancel” request In Proper Form.

HOW YOUR PURCHASE PAYMENTS ARE ALLOCATED

Choosing Your Investment Options

You may allocate your Purchase Payments among any of the available Investment Options. Allocations of your initial Purchase Payment to the Investment Options you selected will be effective on your Contract Date. Each additional Purchase Payment will be allocated to the Investment Options according to your allocation instructions in your application, or most recent instructions, if any, subject to the terms described in WITHDRAWALS – Right to Cancel (“Free Look”). We reserve the right to require that your allocation to any particular Investment Option must be at least $500. We also reserve the right, with prior written notice, to transfer any remaining Account Value that is not at least $500 to your other Investment Options on a pro rata basis relative to your most recent allocation instructions.

If your Contract is issued in exchange for another annuity contract or a life insurance policy, our administrative procedures may vary.

Investing in Variable Investment Options

Each time you allocate your Purchase Payment to a Variable Investment Option, your Contract is credited with a number of “Subaccount Units” in that Subaccount. The number of Subaccount Units credited is equal to the amount you have allocated to that Subaccount, divided by the “Unit Value” of one Unit of that Subaccount.

Example: You allocate $600 to Subaccount A. At the end of the Business Day on which your allocation is effective, the value of one Unit in Subaccount A is $15. As a result, 40 Subaccount Units are credited to your Contract for your $600 ($600 / $15 = 40).

Your Variable Account Value Will Change

After we credit your Contract with Subaccount Units, the value of those Units will usually fluctuate. This means that, from time to time, your Purchase Payments allocated to the Variable Investment Options may be worth more or less than the original Purchase Payments to which those amounts can be attributed. Fluctuations in Subaccount Unit Value will not change the number of Units credited to your Contract.

Subaccount Unit Values will vary in accordance with the investment performance of the corresponding Portfolio. For example, the value of Units in Subaccount A will change to reflect the performance of the corresponding Portfolio (including that Portfolio’s investment income, its capital gains and losses, and its expenses). Subaccount Unit Values are also adjusted to reflect the Administrative Fee, Platform Fee, and applicable Risk Charge imposed on the Separate Account.

We calculate the value of all Subaccount Units on each Business Day.

Calculating Subaccount Unit Values

We calculate the Unit Value of the Subaccount Units in each Variable Investment Option at the close of the New York Stock Exchange which usually closes at 4:00 p.m. Eastern Time on each Business Day. At the end of each Business Day, the Unit Value for a Subaccount is equal to:

Y × Z

where                (Y) = the Unit Value for that Subaccount as of the end of the preceding Business Day; and

(Z) = the Net Investment Factor for that Subaccount for the period (a “valuation period”) between that Business Day and the immediately preceding Business Day.

The “Net Investment Factor” for a Subaccount for any valuation period is equal to:

(A ÷ B) - C

where                (A) = the “per share value of the assets” of that Subaccount as of the end of that valuation period, which is equal to: a + b + c

(a) = the net asset value per share of the corresponding Portfolio shares held by that Subaccount as of the end of that valuation period;

(b) = the per share amount of any dividend or capital gain distributions made by each Fund for that Portfolio during that valuation period; and

(c) = any per share charge (a negative number) or credit (a positive number) for any income taxes and/or any other taxes or other amounts set aside during that valuation period as a reserve for any income and/or any other taxes which we determine to have resulted from the operations of the Subaccount or Contract, and/or any taxes attributable, directly or indirectly, to Purchase Payments;

(B) = the net asset value per share of the corresponding Portfolio shares held by the Subaccount as of the end of the preceding valuation period; and

(C) = a factor that assesses against the Subaccount net assets for each calendar day in the valuation period the Risk Charge plus the Administrative Fee, the Platform Fee, and any applicable increase in the Risk Charge (see CHARGES, FEES AND DEDUCTIONS).

The Subaccount Unit Value may increase or decrease from one valuation period to another. For Subaccount Unit Values please go to www.PacificLife.com.

When Your Purchase Payment is Effective

Your initial Purchase Payment is effective on the Business Day we issue your Contract. Any additional Purchase Payment is effective on the Business Day we receive it In Proper Form. See ADDITIONAL INFORMATION – Inquiries and Submitting Forms and Requests.

The day your Purchase Payment is effective determines the Unit Value at which Subaccount Units are attributed to your Contract. In the case of transfers or withdrawals, the effective day determines the Unit Value at which affected Subaccount Units are debited and/or credited under your Contract. That Unit Value is the value of the Subaccount Units next calculated after your transaction is effective. Your Variable Account Value begins to reflect the investment performance results of your new allocations on the day after your transaction is effective.

Transfers and Market-timing Restrictions

Transfers

Transfers are allowed 30 calendar days after the Contract Date. Currently, we are not enforcing this restriction, but we reserve the right to enforce it in the future. We will provide at least a 30-calendar day prior notice before we enforce the 30-calendar day waiting period after the Contract Date. Once your Purchase Payments are allocated to the Investment Options you selected, you may transfer your Account Value from any Investment Option to any other Investment Option subject to the following:

•     You may transfer between Investment Options up to 25 transfers each calendar year. If the 25-transfer limit has been reached, we reserve the right to charge a fee for each additional transfer. The charge will not be more than $25 for each transfer. Currently, we are not assessing transfer fees but reserve the right to charge a transfer fee in the future (see CHARGES, FEES, and DEDUCTIONS – Transfer Fee). We will provide prior notice to you before we begin assessing any fees for additional transfers.

•     Transfers to or from a Variable Investment Option cannot be made before the seventh calendar day following the last transfer to or from the same Variable Investment Option. If the seventh calendar day is not a Business Day, then a transfer may not occur until the next Business Day. The day of the last transfer is not considered a calendar day for purposes of meeting this requirement. For example, if you make a transfer into the Janus Henderson Balanced Portfolio Investment Option on Monday, you may not make any transfers to or from that Variable Investment Option before the following Monday. Transfers to and from the Fidelity VIP Government Money Market Portfolio are excluded from this limitation.

For the purpose of applying the limitations, multiple transfers that occur on the same calendar day are considered 1 transfer. Transfers that occur as a result of the dollar cost averaging program or the portfolio rebalancing program, are excluded from these limitations. Also, allocations of Purchase Payments are not subject to these limitations.

There are no exceptions to the above transfer limitations in the absence of an error, a substitution of Investment Options, reorganization of underlying Portfolios, or other extraordinary circumstances.

If we deny a transfer request, we will notify you or your investment advisor immediately.

Transfer requests are generally effective on the Business Day we receive them In Proper Form, unless you request a systematic transfer program with a future date.

We have the right, at our option (unless otherwise required by law), to require certain minimums in the future in connection with transfers. These may include a minimum transfer amount and a minimum Account Value, if any, for the Investment Option from which the transfer is made or to which the transfer is made. If your transfer request results in your having a remaining Account Value in an Investment Option that is less than $500 immediately after such transfer, we may (with prior written notice) transfer that Account Value to your other Investment Options on a pro rata basis, relative to your most recent allocation instructions.

We reserve the right (unless otherwise required by law) to limit the size of transfers, to restrict transfers, to require that you submit any transfer requests in writing, to suspend transfers, and to impose further limits on the number and frequency of transfers you can make. We also reserve the right to reject any transfer request. Any policy we may establish with regard to the exercise of any of these rights will be applied uniformly to all Contract Owners.

Market-timing Restrictions

The Contract is not designed to serve as a vehicle for frequent trading in response to short-term fluctuations in the market. Accordingly, individuals that use market-timing investment strategies and make frequent transfers should not purchase the Contract. Such frequent trading can disrupt management of the underlying Portfolios and raise expenses. The transfer limitations set forth above are intended to reduce frequent trading. As required by SEC regulation (Rule 22c-2 of the 1940 Act), we entered into written agreements with each Fund or its principal underwriter that require us to provide to a Fund, upon Fund request, certain information about the trading activity of individual Contract Owners. The agreement requires us to execute any Fund instructions we receive that restrict or prohibit further purchases or transfers by specific Contract Owners who violate the frequent trading or market timing policies established by a Fund. The policies of a Fund may be more restrictive than our policies or the policies of other Funds. See the Fund prospectuses for additional information.

In addition, we monitor certain large transaction activity in an attempt to detect trading that may be disruptive to the Portfolios. In the event transfer activity is found to be disruptive, certain future transactions by such Contract Owners, or by an investment advisor or other party acting on behalf of one or more Contract Owners, will require preclearance. Frequent trading and large transactions that are disruptive to Portfolio management can have an adverse effect on Portfolio performance and therefore your Contract’s performance. Such trading may also cause dilution in the value of the Investment Options held by long-term Contract Owners. While these issues can occur in connection with any of the underlying Portfolios, Portfolios holding securities that are subject to market pricing inefficiencies are more susceptible to abuse. For example, Portfolios holding international securities may be more susceptible to time-zone arbitrage which seeks to take advantage of pricing discrepancies occurring between the time of the closing of the market on which the security is traded and the time of pricing of the Portfolios.

Our policies and procedures which limit the number and frequency of transfers and which may impose preclearance requirements on certain large transactions are applied uniformly to all Contract Owners. However, there is a risk that these policies and procedures will not detect all potentially disruptive activity or will otherwise prove ineffective in whole or in part. Further, we and our affiliates make available to our variable annuity and variable life insurance Contract Owners underlying funds not affiliated with us. We are unable to monitor or restrict the trading activity with respect to shares of such funds not sold in connection with our Contracts. In the event the Board of Trustees/Directors of any underlying fund imposes a redemption fee or trading (transfer) limitations, we will pass them on to you.

We reserve the right to restrict, in our sole discretion, transfers initiated by an individual or other party authorized to give transfer instructions on behalf of multiple Contract Owners. Such restrictions could include:

•     not accepting transfer instructions from an investment advisor acting on behalf of more than one Contract Owner, and

•     not accepting preauthorized transfer forms from market timers or other entities acting on behalf of more than one Contract Owner at a time.

We further reserve the right to impose, with 30 calendar days advance written notice, restrictions on transfers that we determine, in our sole discretion, will disadvantage or potentially hurt the rights or interests of other Contract Owners; or to comply with any applicable federal and state laws, rules and regulations.

Exchanges of Annuity Units

Exchanges of Annuity Units in any Subaccount(s) to any other Subaccount(s) after the Annuity Date are limited to 4 in any 12-month period. For purposes of applying the limitations, multiple exchanges that occur on the same calendar day are considered 1 exchange. See THE GENERAL ACCOUNT section in this Prospectus and THE CONTRACTS AND THE SEPARATE ACCOUNT section in the SAI.

Systematic Transfer Options

We offer 2 systematic transfer options: dollar cost averaging and portfolio rebalancing. There is no charge for these options and transfers under these options are not counted towards your total transfers in a calendar year. You can have only one dollar cost averaging program in effect at one time.

Dollar Cost Averaging

Dollar cost averaging is a method in which you buy securities in a series of regular purchases instead of in a single purchase. This allows you to average the securities’ prices over time, and may permit a “smoothing” of abrupt peaks and drops in price. Prior to your Annuity Date, you may use dollar cost averaging to transfer amounts, over time, from any Investment Option with an Account Value of at least $5,000 to one or more Variable Investment Options. Each transfer must be for at least $250. Currently, we are not enforcing the minimum Account Value and/or transfer amounts but we reserve the right to enforce such minimum amounts in the future. Detailed information appears in the SAI. We will provide you at least 30 calendar days prior notice before we enforce the minimum Account Value and/or transfer amounts on dollar cost averaging purchases.

Portfolio Rebalancing

You may instruct us to maintain a specific balance of Variable Investment Options under your Contract (e.g. 30% in Subaccount A, 40% in Subaccount B, and 30% in Subaccount C). Periodically, we will “rebalance” your values in the elected Subaccounts to the percentages you have specified. Rebalancing may result in transferring amounts from a Subaccount earning a relatively higher return to one earning a relatively lower return. You may choose to have rebalances made quarterly, semi-annually or annually until your Annuity Date. Only Variable Investment Options are available for rebalancing. Detailed information appears in the SAI.

CHARGES, FEES AND DEDUCTIONS

Mortality and Expense Risk Charge

We assess a charge against the assets of each Subaccount to compensate for certain mortality and expense risks that we assume under the Contract (the “Risk Charge”). The risk that an Annuitant will live longer (and therefore receive more annuity payments) than we predict through our actuarial calculations at the time the Contract is issued is “mortality risk.” The risk that the expense charges and fees under the Contract and Separate Account are less than our actual administrative and operating expenses is called “expense risk.”

This Risk Charge is assessed daily at an annual rate equal to 0.15% of each Subaccount’s assets.

The Risk Charge will stop at the Annuity Date (the Risk Charge will be assessed on the Annuity Date then discontinue thereafter) if you select fixed annuity payments. The Risk Charge (excluding any increase for optional benefits) will continue after the Annuity Date if you choose variable annuity payments, even though we do not bear mortality risk if your Annuity Option is Period Certain Only.

We will realize a gain if the Risk Charge exceeds our actual cost of expenses and benefits, and will suffer a loss if such actual costs exceed the Risk Charge. Any gain will become part of our General Account. We may use it for any reason, including covering sales expenses on the Contracts.

Increase in Risk Charge if an Optional Death Benefit Rider is Purchased

We increase your Risk Charge by an annual rate equal to 0.20% of each Subaccount’s assets if you purchase the Return of Investment (ROI) Death Benefit. The total Risk Charge annual rate will be 0.35%. Any increase in your Risk Charge will not continue after the Annuity Date.See DEATH BENEFITS AND OPTIONAL DEATH BENEFIT RIDERS – Death Benefits.

Administrative Fee

We charge an Administrative Fee as compensation for costs we incur in operating the Separate Account, issuing and administering the Contracts, including processing applications and payments, and issuing reports to you and to regulatory authorities.

The Administrative Fee is assessed daily at an annual rate equal to 0.15% of the assets of each Subaccount.  This rate is guaranteed not to increase for the life of your Contract. A correlation will not necessarily exist between the actual administrative expenses attributable to a particular Contract and the Administrative Fee paid in respect of that particular Contract. The Administrative Fee will continue after the Annuity Date if you choose any variable payout option. We do not intend to realize a profit from this fee.

Platform Fee

The Platform Fee is assessed daily at an annual rate equal to 0.15% of the assets of each Subaccount. This rate is guaranteed not to increase for the life of your Contract. This fee allows us to offer the Investment Options available under this Contract. The Platform Fee will continue after the Annuity Date if you choose any variable payout option.

Transfer Fee

Currently, we do not charge a transfer fee. We do reserve the right to charge a transfer fee in the future and may charge $25 for each transfer above 25 transfers in a calendar year. Multiple transfers that occur on the same calendar day are considered 1 transfer. Transfers that occur as a result of the dollar cost averaging program or the portfolio rebalancing program are not considered transfers for transfer fee purposes.

Premium Taxes

A tax may be imposed on your Purchase Payments (“premium tax”) at the time your Purchase Payment is made, at the time of a partial or full withdrawal, at the time any death benefit proceeds are paid, at annuitization or at such other time as taxes may be imposed. Currently, the state of New York does not impose premium taxes on the sale of this type of product. However, future changes in facts or state law may require premium tax charges. Tax rates ranging from 0% to 3.5% are currently in effect, but may change in the future. Premium tax is charged according to the rate determined by your state of residence at the time of annuitization.

If we pay any premium taxes attributable to Purchase Payments, we will impose a similar charge against your Contract Value. We normally will charge you when you annuitize some or all of your Contract Value. We reserve the right to impose this charge for applicable premium taxes and/or other taxes when you make a full or partial withdrawal, at the time any death benefit proceeds are paid, or when those taxes are incurred. For these purposes, “premium taxes” include any state or local premium or retaliatory taxes and any federal, state or local income, excise, business or any other type of tax (or component thereof) measured by or based upon, directly or indirectly, the amount of Purchase Payments we have received. We currently base this charge on your Contract Value, but we reserve the right to base this charge on the transaction amount, the aggregate amount of Purchase Payments we receive under your Contract, or any other amount, that in our sole discretion we deem appropriately reimburses us for premium taxes paid on this Contract.

We may also charge the Separate Account or your Contract Value for taxes attributable to the Separate Account or the Contract, including income taxes attributable to the Separate Account or to our operations with respect to the Contract, or taxes attributable, directly or indirectly, to Purchase Payments. Any such charge deducted from the Contract Value will be deducted on a proportionate basis. See HOW YOUR PURCHASE PAYMENTS ARE ALLOCATED – Investing in Variable Investment Options – Calculating Subaccount Unit Values to see how such charges are deducted from the Separate Account. Currently, we do not impose any such charges.

Waivers and Reduced Charges

We may agree to waive or reduce charges under our Contracts, in situations where selling and/or maintenance costs associated with the Contracts are reduced, such as the sale of several Contracts to the same Contract Owner(s), sales of large Contracts, sales of Contracts in connection with a group or sponsored arrangement or mass transactions over multiple Contracts.

We will only waive or reduce such charges on any Contract where expenses associated with the sale or distribution of the Contract and/or costs associated with administering and maintaining the Contract are reduced. We reserve the right to terminate waiver and reduced charge programs at any time, including for issued Contracts.

Fund Expenses

Your Variable Account Value reflects Portfolio advisory fees, any distribution and/or service fees (12b-1 fees) (currently, none of the Portfolios offered have a 12b-1 fee), and other expenses incurred by the various Fund Portfolios, net of any applicable reductions and/or reimbursements. These fees and expenses may vary. Each Fund is governed by its own Board of Trustees, and your Contract does not fix or specify the level of expenses of any Portfolio. A Fund’s fees and expenses are described in detail in the applicable Fund Prospectus and SAI.

Some Investment Options available to you are “fund of funds”. A fund of funds portfolio is a fund that invests in other funds in addition to other investments that the portfolio may make. Expenses of fund of funds Investment Options may be higher than non fund of funds Investment Options due to the two tiered level of expenses. See the Fund Prospectuses for detailed portfolio expenses and other information before investing.

ANNUITIZATION

Selecting Your Annuitant

When you submit your Contract application, you must choose a sole Annuitant or Joint Annuitants. You must make your choices based on the following:

•     If you are buying a Non-Qualified Contract, you may choose yourself as the Annuitant, another person as the Annuitant, or you may choose Joint Annuitants. If you do not choose Joint Annuitants when your Contract is issued, you may only add a Joint Annuitant on the Annuity Date. You may choose a Contingent Annuitant only if you have a sole Annuitant (cannot have Joint Annuitants and a Contingent Annuitant at the same time). You may add or change the Contingent Annuitant prior to the Annuity Date, provided the Contingent Annuitant is not the sole surviving Annuitant. If the Contract is owned by a Non-Natural Owner, you may not designate a Contingent Annuitant.

•     If you are buying a Qualified Contract, you must be the sole Annuitant. You may only add a Joint Annuitant on the Annuity Date and no Contingent Annuitant can be chosen.

No Annuitant (sole, Joint or Contingent) may be named upon or after reaching his or her 86th birthday. We reserve the right to require proof of age or survival of the Annuitant(s).

If the sole surviving Annuitant predeceases the Owner, the Owner (or youngest Owner if there are Joint Owners) becomes the Annuitant.

Annuitization

Annuitization occurs on the Annuity Date when you convert your Contract from the accumulation phase to the annuitization (income) phase. You may choose both your Annuity Date and your Annuity Option. At the Annuity Date, you may elect to annuitize some or all of your Contract Value, less any applicable charge for premium taxes and/or other taxes, (the “Conversion Amount”), as long as such Conversion Amount annuitized is at least $2,000. We will send the annuity payments to the payee that you designate.

If you annuitize only a portion of this available Contract Value, you may have the remainder distributed, less any applicable charge for premium taxes and/or other taxes and any applicable rider charge. This option of distribution may or may not be available, or may be available only for certain types of contracts. Any such distribution will be made to you in a single sum if the remaining Conversion Amount is less than $2,000 on your Annuity Date. Distributions under your Contract may have tax consequences. You should consult a qualified tax advisor for information on full or partial annuitization.

If you annuitize only a portion of your Contract Value on your Annuity Date, you may, at that time, have the option to elect not to have the remainder of your Contract Value distributed, but instead to continue your Contract with that remaining Contract Value (a “continuing Contract”). If this option is available, you would then choose a second Annuity Date for your continuing Contract, and all references in this Prospectus to your “Annuity Date” would, in connection with your continuing Contract, be deemed to refer to that second Annuity Date. The second Annuity Date may not be later than the date specified in the Choosing Your Annuity Date section of this Prospectus. This option may not be available, or may be available only for certain types of Contracts. You should be aware that some or all of the payments received before the second Annuity Date may be fully taxable. If you annuitize a portion of your Contract Value for a period certain of at least 10 years or for the life or life expectancy of the annuitant(s), the annuitized portion will be treated as a separate Contract for the purpose of determining the taxable amount of the payments. We recommend that you contact a qualified tax advisor for more information if you are interested in this option.

Distributions made due to a request for partial annuitization are treated as withdrawals for Contract purposes and may adversely affect optional death benefit rider benefits. Work with your investment advisor prior to requesting partial annuitization.

Choosing Your Annuity Date

You should choose your Annuity Date when you submit your application or we will apply a default Annuity Date to your Contract. You may change your Annuity Date by notifying us, In Proper Form, at least 10 Business Days prior to the earlier of your current Annuity Date or your new Annuity Date. Your Annuity Date cannot be earlier than your first Contract Anniversary. Adverse federal tax consequences may result if you choose an Annuity Date that is prior to an Owner’s attained age 59½. See FEDERAL TAX ISSUES.

If you have a sole Annuitant, your Annuity Date cannot be later than the sole Annuitant’s 90th birthday. If you have Joint Annuitants, your Annuity Date cannot be later than your younger Joint Annuitant’s 90th birthday. Different requirements may apply as required by any applicable state law or the Code. We may, at our sole discretion, allow you to extend your Annuity Date. We reserve the right, at any time, to not offer any extension to your Annuity Date regardless of whether we may have granted any extensions to you or to any others in the past. Some distribution firms may not allow their clients to extend the Annuity Date beyond age 90.

If your Contract is a Qualified Contract, you may also be subject to additional restrictions. In order to meet the Code minimum distribution rules, your Required Minimum Distributions (RMDs) may begin earlier than your Annuity Date. For instance, under Section 401 of the Code (for Qualified Plans) and Section 408 of the Code (for IRAs), the entire interest under the Contract must be distributed to the Owner/Annuitant not later than the Owner/Annuitant’s Required Beginning Date (“RBD”), or distributions over the life of the Owner/Annuitant (or the Owner/Annuitant and his or her Beneficiary) must begin no later than the RBD. For more information see FEDERAL TAX ISSUES.

Default Annuity Date and Options

If you have a Non-Qualified Contract and you do not choose an Annuity Date when you submit your application, your Annuity Date will be your Annuitant’s 90th birthday or your younger Joint Annuitant’s 90th birthday, whichever applies. If you have a Qualified Contract and you do not choose an Annuity Date when you submit your application, your Annuity Date will be your Annuitant’s 90th birthday. Certain Qualified Contracts may require distributions to occur at an earlier age.

If you have not specified an Annuity Option or do not instruct us otherwise, at your Annuity Date your Contract Value, less any charges for premium taxes and/or other taxes, will be annuitized (if this net amount is at least $2,000) and the net amount from your Variable Account Value will be converted into a variable-dollar annuity directed to the Subaccount proportionate to your Account Value in each.

Additionally:

•     If you have a Non-Qualified Contract, your default Annuity Option will be Life with a ten year Period Certain.

•     If you have a Qualified Contract, your default Annuity Option will be Life with a five year Period Certain or a shorter period certain as may be required by federal regulation. If you are married, different requirements may apply. Please contact your plan administrator for further information, if applicable.

•     If the net amount is less than $2,000, the entire amount will be distributed in one lump sum.

Choosing Your Annuity Option

You should carefully review the Annuity Options with a qualified tax advisor, and, for Qualified Contracts, reference should be made to the terms of the particular plan and the requirements of the Code for pertinent limitations regarding annuity payments, Required Minimum Distributions (“RMDs”), and other matters.

You may make 3 basic decisions about your annuity payments. First, you may choose whether you want those payments to be a fixed- dollar amount and/or a variable-dollar amount. Second, you may choose the form of annuity payments (see Annuity Options below). Third, you may decide how often you want annuity payments to be made (the “frequency” of the payments). You may not change these selections after the Annuity Date.

Fixed and Variable Payment Options

You may choose fixed annuity payments based on a fixed rate and the 2012 Individual Annuity Mortality Period Life Table with the ages set back 10 years, variable annuity payments that vary with the investment results of the Subaccounts you select, or you may choose both, converting one portion of the net amount you annuitize into fixed annuity payments and another portion into variable annuity payments.

If you select fixed annuity payments, each periodic annuity payment received will be equal to the initial annuity payment, unless you select a Joint and Survivor Life annuity with reduced survivor payments when the Primary Annuitant dies. Any net amount you convert to fixed annuity payments will be held in our General Account (but not under any fixed option).

If you select variable annuity payments, you may choose as many Variable Investment Options as you wish. The amount of the periodic annuity payments will vary with the investment results of the Variable Investment Options selected and may be more or less than a fixed payment option. After the Annuity Date, Annuity Units may be exchanged among available Variable Investment Options up to 4 times in any 12 month period. How your Contract converts into variable annuity payments is explained in more detail in THE CONTRACTS AND THE SEPARATE ACCOUNT section in the SAI. We reserve the right to limit the Subaccounts available, to change the number and frequency of exchanges and to change the number of Subaccounts you may choose.

Annuity Options

Four Annuity Options are currently available under the Contract, although additional options may become available in the future. For other Annuity Options available see the Other Annuity Options section below. Work with your investment advisor to discuss which annuity options are available before selecting an annuity option.

1.         Life Only. Periodic payments are made to the designated payee during the Annuitant’s lifetime. Payments stop when the Annuitant dies. Annuitization becomes effective when the first payment is processed. If the Annuitant dies prior to the first payment the death benefit would be calculated as described under the DEATH BENEFITS AND OPTIONAL DEATH BENEFIT RIDERS section of the Prospectus. If the Annuitant passes away after the first payment has processed, payments will cease and there would be no death benefit.

2.         Life with Period Certain. Periodic payments are made to the designated payee during the Annuitant’s lifetime, with payments guaranteed for a specified period. You may choose to have payments guaranteed from 5 through 30 years (in full years only). The guaranteed period may be limited on Qualified Contracts based on your life expectancy and/or to a period certain not to exceed 10 years and this option may be restricted for certain Qualified Contracts or Qualified Plans. Annuitization becomes effective when the first payment is processed. If the Annuitant dies prior to the first payment the death benefit would be calculated as described under the DEATH BENEFITS AND OPTIONAL DEATH BENEFIT RIDERS section of the Prospectus and no annuity payments would be made. If the Annuitant dies after the first payment has processed, payments will continue for any remainder of the Period Certain time frame.

If a Life with Period Certain annuity option provides for payments of the same amount for different Periods Certain at some ages, we will assume that your selection was for the longest Period Certain available for your age.

3.         Joint and Survivor Life. Periodic payments are made to the designated payee during the lifetime of the Primary Annuitant. After the death of the Primary Annuitant, periodic payments will continue to be made during the lifetime of the secondary Annuitant named in the election. You may choose to have the payments during the lifetime of the surviving secondary Annuitant equal 50%, 66 2/3% or 100% of the original amount payable during the lifetime of the Primary Annuitant (you must make this election when you choose your Annuity Option). If you elect a reduced payment based on the life of the secondary Annuitant, fixed annuity payments will be equal to 50% or 66 2/3% of the original fixed payment payable during the lifetime of the Primary Annuitant; variable annuity payments will be determined using 50% or 66 2/3%, as applicable, of the number of Annuity Units for each Subaccount credited to the Contract as of the date of death of the Primary Annuitant. Payments stop when both Annuitants have died. Annuitization becomes effective when the first payment is processed. If one or both Annuitant dies prior to the first payment the death benefit would be calculated as described under the DEATH BENEFITS AND OPTIONAL DEATH BENEFIT RIDERS section of the Prospectus. If both Annuitants die after the first payment has processed, payments will cease and there would be no death benefit. This option may be restricted for certain Qualified Contracts or Qualified Plans.

4.         Period Certain Only. Periodic payments are made to the designated payee, guaranteed for a specified period. You may choose to have payments guaranteed from 5 through 30 years (in full years only). Additional guaranteed time periods may become available in the future. Before you annuitize your Contract, please contact us for additional guaranteed time period options that may be available. The guaranteed period may be limited on Qualified Contracts based on your life expectancy and/or to a period certain not to exceed 10 years and this option may be restricted for certain Qualified Contracts or Qualified Plans. Annuitization becomes effective when the first payment is processed. If the Annuitant dies prior to the first payment the death benefit would be calculated as described under the DEATH BENEFITS AND OPTIONAL DEATH BENEFIT RIDERS section of the Prospectus and no annuity payments would be made. If the Annuitant dies after the first payment has processed, payments may continue for any remainder of the Period Certain time frame.

Periodic payment amounts will differ based on the Annuity Option selected. Generally, the longer the possible payment period, the lower the payment amount.

Additionally, if you have a Non-Qualified Contract and variable payments are elected under Annuity Options 2 and 4 (Life with Period Certain and Period Certain Only, respectively), you may redeem all remaining guaranteed variable payments after the Annuity Date. Also, under Option 4, partial redemptions of remaining guaranteed variable payments after the Annuity Date are available. If you elect a partial redemption under Option 4, the withdrawal amount will equal a percentage of the present value of the remaining guaranteed annuity payments and will be paid in a lump sum. We will also reduce the number of Subaccount Annuity Units by the same percentage.  Partial redemptions of remaining guaranteed variable payments will also reduce the amount of future annuity payments. If you elect to redeem all remaining guaranteed variable payments in a single sum, we will not make any additional annuity payments during the remaining guaranteed period after the redemption. If Annuity Option 2 was elected and the Annuitant is alive at the end of the guaranteed period, annuity payments will resume until the Annuitant’s death. The amount available upon full redemption would be the present value of any remaining guaranteed payments at the assumed investment return.

Full or partial redemptions of remaining guaranteed variable payments are explained in more detail in the SAI under THE CONTRACTS AND THE SEPARATE ACCOUNT.

If the Annuitant dies before the guaranteed payments under Annuity Options 2 and 4 are completed, we will pay the remainder of the guaranteed payments to the first person among the following who is (1) living; or (2) an entity or corporation entitled to receive the remainder of the guaranteed payments:

•     the Owner;

•     the Joint Owner;

•     the Beneficiary; or

•     the Contingent Beneficiary.

If none are living (or if there is no entity or corporation entitled to receive the remainder of the guaranteed payments), we will pay the remainder of the guaranteed payments to the Owner’s estate.

If any Owner dies on or after the Annuity Date, but payments have not yet been completed, then distributions of the remaining amounts payable under the Contract must be made at least as rapidly as the method of distribution that was being used at the date of the Owner’s death. All of the Owner’s rights granted by the Contract will be assumed by the first among the following who is (1) living; or (2) an entity or corporation entitled to assume the Owner’s rights granted by the Contract:

•     the Joint Owner;

•     the Beneficiary; or

•     the Contingent Beneficiary.

If none are living (or if there is no entity or corporation entitled to assume the Owner’s rights granted by the Contract), all of the Owner’s rights granted by the Contract will be assumed by the Owner’s estate.

For Qualified Contracts, please refer to the Choosing Your Annuity Date section in this Prospectus. If your Contract was issued in connection with a Qualified Plan subject to Title I of the Employee Retirement Income Security Act of 1974 (“ERISA”), your spouse’s consent may be required when you seek any distribution under your Contract, unless your Annuity Option is Joint and Survivor Life with survivor payments of at least 50%, and your spouse is your Joint Annuitant.

Other Annuity Options

Additional annuity payment options we currently offer are:

•                  Life with Cash Refund (fixed only). Periodic payments are made to the designated payee during the Annuitant’s lifetime. If the Annuitant dies after the Annuity Date and the total of all annuity payments received is less than the amount annuitized, an amount equal to the amount annuitized less the total annuity payments made, will be made in a single sum.

•                  Life with Installment Refund (fixed only). Periodic payments are made to the designated payee during the Annuitant’s lifetime. If the Annuitant dies after the Annuity Date but before the total of all annuity payments made equals or exceeds the amount annuitized, annuity payments will continue to be made until the total amount of annuity payments made equals the amount annuitized; the final annuity payment may be less than the periodic annuity payment. If the Annuitant dies and the total amount of annuity payments made is equal to or exceeds the amount annuitized, then no additional annuity payments will be made. This annuity option is not available for Qualified Contracts.

•                  Joint Life with Cash Refund (fixed only). Periodic payments are made to the designated payee during the lifetimes of the Primary Annuitant and Joint Annuitant. If both Annuitants die before the total of all annuity payments made equal the amount annuitized, an amount equal to the amount annuitized, less total annuity payments made under the Contract, will be made in a single sum. If both Annuitants die and the total amount of annuity payments made under the Contract is equal to or exceeds the amount annuitized, then no additional lump sum or annuity payments will be paid. This option may be restricted for certain Qualified Contracts or Qualified Plans.

•                  Joint Life with Installment Refund (fixed only). Periodic Payments are made to the designate payee during the lifetimes of the Primary Annuitant and Joint Annuitant. If both Annuitants die before the total of all annuity payments made equals or exceeds the amount annuitized, annuity payments will continue to be made until the total amount of annuity payments made equals the amount annuitized; the final annuity payment may be less than the periodic annuity payment. If both Annuitants die and the total amount of annuity payments made under the Contract is equal to or exceeds the amount annuitized, then no additional annuity payments will be paid. This annuity option is not available for Qualified Contracts.

•                  Joint Life with Period Certain (fixed or variable). Periodic payments are made to the designated payee during the Primary Annuitant’s lifetime, with payments guaranteed for a specified period. After the death of the Primary Annuitant, periodic payments will continue to be made during the lifetime of the secondary Annuitant named in the election or until the end of the period certain period, whichever is later. You may choose to have payments guaranteed from 5 through 30 years (in full years only). The guaranteed period may be limited on Qualified Contracts based on your life expectancy and/or to a period certain not to exceed 10 years and this option may be restricted for certain Qualified Contracts and Qualified Plans. Annuitization becomes effective when the first payment is processed. If one or both Annuitant dies prior to the first payment the death benefit would be calculated as described under the DEATH BENEFITS AND OPTIOAN DEATH BENEFIT RIDERS section of the Prospectus. If both Annuitants die after the first payment has been processed, payments will continue for any remainder of the Period Certain time frame.

We may discontinue offering any of the additional annuity options referenced above or add additional annuity options in the future. If we discontinue offering or add additional annuity options, we will amend this Prospectus to reflect any changes.

Your Annuity Payments

Frequency of Payments

You may choose to have annuity payments made monthly, quarterly, semi-annually, or annually. The variable payment amount will be determined in each period on the date corresponding to your Annuity Date, and payment will be made on the next Business Day.

Your initial annuity payment must be at least $20. Depending on the amount you annuitize, this requirement may limit your options regarding the period and/or frequency of annuity payments.

Amount of the First Payment

Your Contract contains tables that we use to determine the amount of the first annuity payment under your Contract, taking into consideration the annuitized portion of your Contract Value at the Annuity Date. This amount will vary, depending on the annuity period and payment frequency you select. This amount will be larger in the case of shorter Period Certain annuities and smaller for longer Period Certain annuities. Similarly, this amount will be greater for a Life Only annuity than for a Joint and Survivor Life annuity, because we will expect to make payments for a shorter period of time on a Life Only annuity. If you do not choose the Period Certain Only annuity, this amount will also vary depending on the age of the Annuitant(s) on the Annuity Date and, for some Contracts, the sex of the Annuitant(s).

For fixed annuity payments, the guaranteed income factors in our tables are based on an annual interest rate of 1.0% and the 2012 Individual Annuity Mortality Period Life Table with the ages set back 10 years. If you elect a fixed annuity, fixed annuity payments will be based on the periodic income factors in effect for your Contract on the Annuity Date which are at least the guaranteed income factors under the Contract.

For variable annuity payments, the tables are based on an assumed annual investment return of 4% and the 2012 Individual Annuity Mortality Period Life Table with the ages set back 10 years. If you elect a variable annuity, your initial variable annuity payment will be based on the applicable variable annuity income factors in effect for your Contract on the Annuity Date which are at least the variable annuity income factors under the Contract. You may choose any other annuity option we may offer on the option’s effective date. A higher assumed investment return would mean a larger first variable annuity payment and a lower assumed investment return would mean a lower first variable annuity payment. However, subsequent payments would increase only when actual net investment performance exceeds the assumed rate and would fall when actual net investment performance is less than the  assumed rate. If the actual net investment performance is a constant 4% annually, annuity payments will be level. The assumed investment return is explained in more detail in the SAI under THE CONTRACTS AND THE SEPARATE ACCOUNT.

DEATH BENEFITS AND OPTIONAL DEATH BENEFIT RIDERS

Death Benefits

Death benefit proceeds may be payable before the Annuity Date upon the death of the first Owner or any Annuitant in the case of a Non-Natural Owner, while the Contract is active. Any death benefit payable will be calculated on the “Notice Date”, which is the Business Day on which we receive, In Proper Form, proof of death and instructions regarding payment of death benefit proceeds. If a Contract has multiple Beneficiaries, death benefit proceeds will be calculated when we first receive proof of death and instructions, In Proper Form, from any Beneficiary. The death benefit proceeds still remaining to be paid to other Beneficiaries will fluctuate with the performance of the underlying Investment Options.

Death Benefit Proceeds

Death benefit proceeds will be payable on the Notice Date. Such proceeds will be reduced by any charges for premium taxes and/or other taxes, if proceeds are used to purchase an Annuity Option from us. The death benefit proceeds may be payable in a single sum, as an Annuity Option available under the Contract, towards the purchase of any other Annuity Option we then offer, or in any other manner permitted by the IRS and approved by us. The Owner’s spouse may continue the Contract (see Death Benefits – Spousal Continuation). In addition, there may be legal requirements that limit the recipient’s Annuity Options and the timing of any payments. State unclaimed property regulations may shorten the amount of time a recipient has to make a death benefit election. A recipient should consult a qualified tax advisor before making a death benefit election.

The death benefit proceeds will be paid to the first among the following who is (1) living; or (2) an entity entitled to receive the death benefit proceeds, in the following order:

•     Owner,

•     Joint Owner,

•     Beneficiary, or

•     Contingent Beneficiary.

If a contract has Joint Owners, and the surviving Joint Owner dies before the Notice Date, the death benefit proceeds will be paid to the Beneficiary or Contingent Beneficiary. If none of the above are living (or if there is no entity entitled to receive the death benefit proceeds) on the date of death, the proceeds will be payable to the Owner’s estate.

Death Benefit Amount

The Death Benefit Amount as of any Business Day, before the Annuity Date, is equal to the Contract Value as of that Business Day. We calculate the Death Benefit Amount as of the Notice Date and the death benefit will be paid in accordance with the Death Benefit Proceeds section above.

Spousal Continuation

Generally, a sole surviving Beneficiary or sole surviving Joint Owner who is the deceased Owner’s spouse may elect to become the Owner (and sole Annuitant if the deceased Owner had been the Annuitant) and continue the Contract until the earliest of the spouse’s death, or the Annuity Date, except in the case of a Qualified Contract issued under section 403 of the Code. The spousal continuation election must be made by the fifth anniversary of the death of the Contract Owner for Non-Qualified Contracts, or by December 31 of the calendar year in which the fifth anniversary of the Contract Owner’s death falls for Qualified Contracts. On the Notice Date, if the surviving spouse is deemed to have continued the Contract, we will set the Contract Value equal to the death benefit proceeds that would have been payable to the spouse as the deemed Beneficiary/designated recipient of the death benefit proceeds.

If the optional Return of Investment (ROI) Death Benefit is purchased. An Add-In Amount may be added to the death benefit proceeds if the surviving spouse continues the Contract. This “Add-In Amount” is the difference between the Contract Value and the death benefit proceeds that would have been payable to the spouse as the designated recipient of the death benefit. The Add-In Amount will be added to the Contract Value on the Notice Date. There will not be an adjustment to the Contract Value if the Contract Value is equal to or greater than the death benefit proceeds as of the Notice Date. The Add-In Amount will be allocated among Investment Options in accordance with the current allocation instructions for the Contract and may be, under certain circumstances, considered earnings. The Add-In Amount is not treated as a new Purchase Payment.

Example: On the Notice Date, the Owner’s surviving spouse elects to continue the Contract. On that date, the death benefit proceeds were $100,000 and the Contract Value was $85,000. Since the surviving spouse elected to continue the Contract in lieu of receiving the death benefit proceeds, we will increase the Contract Value by an Add-In Amount of $15,000 ($100,000

- $85,000 = $15,000). If the Contract Value on the Notice Date was $100,000 or higher, then nothing would be added to the Contract Value.

The continuing spouse is subject to the same fees, charges and expenses applicable to the deceased Owner of the Contract.

A Joint Owner who is the designated recipient, but not the Owner’s spouse, may not continue the Contract. Under IRS Guidelines, once a surviving spouse continues the Contract, the Contract may not be continued again in the event the surviving spouse remarries.

Death of Annuitant

If an Annuitant (who is not an Owner) dies and there is a surviving Joint Annuitant, the surviving Joint Annuitant becomes the Annuitant. If there is no surviving Joint Annuitant but there is a Contingent Annuitant, the Contingent Annuitant becomes the Annuitant. If there is no surviving Joint Annuitant or Contingent Annuitant, the youngest Owner becomes the Annuitant, provided that the Owner is not a Non-Natural Owner. No death benefit will be paid, except as otherwise provided under the Death Benefit Proceeds section.

Death of Owner

If any Owner dies before the Annuity Date, the amount of the death benefit will be equal to the Death Benefit Amount under the Contract as of the Notice Date and will be paid in accordance with the Death Benefit Proceeds section and in accordance with the federal income tax distribution at death rules discussed in the FEDERAL TAX ISSUES section.

Non-Natural Owner

If you are a Non-Natural Owner of a Contract other than a Contract issued under a Qualified Plan as defined in Section 401 or 403 of the Code, the Annuitant (either Annuitant if there are Joint Annuitants) will be treated as the Owner of the Contract for purposes of the Non-Qualified Contract Distribution Rules. If there are Joint or Contingent Annuitants, the death benefit proceeds will be payable on proof of death of the first annuitant. If there is a change in the Primary Annuitant prior to the Annuity Date, such change will be treated as the death of the Owner (however, under the terms of your Contract, you cannot change the Primary Annuitant). The Death Benefit Amount will be: (a) the Contract Value, if the Non-Natural Owner elects to maintain the Contract and reinvest the Contract Value into the contract in the same amount as immediately prior to the distribution; or (b) the Contract Value, less any charges for premium taxes and/or other taxes, if the Non-Natural Owner elects a cash distribution and will be paid in accordance with the Death Benefits Proceeds section and in accordance with the federal income tax distribution at death rules discussed in the FEDERAL TAX ISSUES section.

Non-Qualified Contract Distribution Rules

The Contract is intended to comply with all applicable provisions of Code Section 72(s) and any successor provision, as deemed necessary by us to qualify the Contract as an annuity contract for federal income tax purposes. If an Owner of a Non-Qualified Contract dies before the Annuity Date, distribution of the death benefit proceeds must begin within 1 year after the Owner’s death or complete distribution within 5 years after the Owner’s death. In order to satisfy this requirement, the designated recipient must receive a final lump sum payment by the 5th anniversary of the Contract Owner’s death, or elect to receive an annuity for life or over a period that does not exceed the life expectancy of the designated recipient with annuity payments that start within 1 year after the Owner’s death or, if permitted by the IRS, elect to receive a systematic distribution over a period not exceeding the beneficiary’s life expectancy using a method that would be acceptable for purposes of calculating the minimum distribution required under section 401(a)(9) of the Code. If an election to receive an annuity is not made within 60 calendar days of our receipt of proof, In Proper Form, of the Owner’s death or, if earlier, 60 calendar days (or shorter period as we permit) prior to the 1st anniversary of the Owner’s death, the option to receive annuity payments is no longer available. If a Non-Qualified Contract has Joint Owners, this requirement applies to the first Contract Owner to die.

The Owner may designate that the Beneficiary will receive death benefit proceeds in a lump sum, or through annuity payments for Life, Life with Period Certain, Period Certain or a Scheduled Payout Option. Any Life with Period Certain or Period Certain payout period is 5 through 30 years, but cannot exceed the life expectancy of the Beneficiary. The Owner must designate the payment method in writing in a form acceptable to us. The Owner may revoke the designation only in writing and only in a form acceptable to us. Once the Owner dies, the Beneficiary cannot change or revoke the Owner’s instructions regarding the payment of death benefit proceeds.

Qualified Contract Distribution Rules

Under Treasury regulations and our administrative procedures, if the Contract is owned under a Qualified Plan as defined in Sections 401, 403, 408, or 408A of the Code distributions to the Beneficiary must satisfy the Required Minimum Distribution (RMD) rules of Code Section 401(a)(9).  For Owner/Annuitants who die after December 31, 2019, the RMD rules for Beneficiaries who inherit an account or IRA are different depending on whether the Beneficiary is an “Eligible Designated Beneficiary” (EDB) or not. An EDB includes a surviving spouse, a disabled individual, a chronically ill individual, a minor child, or an individual who is not more than 10 years younger than the Owner/Annuitant. Certain trusts created for the exclusive benefit of disabled or chronically ill Beneficiaries are included. These EDBs may take their distributions over the Beneficiary’s life expectancy and those distributions must commence by December 31st of the year following the death of the Owner/Annuitant. However, minor children must still take remaining distributions within 10 years of reaching age 18. Additionally, a surviving spouse Beneficiary my delay commencement of distributions until the later of the end of the year that the Owner/Annuitant would have attained age 72, or when the surviving spouse’s turns 72.

Designated Beneficiaries, who are not an EDB, must withdraw the entire account by the 10th calendar year following the death of the Owner/Annuitant.

Non-designated Beneficiaries must withdraw the entire account within 5 years of the Owner/Annuitant’s death if distributions have not begun prior to death unless the owner dies after commencing his or her RMD payments.

If the Owner/Annuitant dies after the commencement of RMDs (except in the case of a Roth IRA when RMDs do not apply) but before the Annuitant’s entire interest in the Contract (other than a Roth IRA) has been distributed, the remaining interest in the Contract must be distributed to the non-designated Beneficiary at least as rapidly as under the distribution method in effect at the time of the Annuitant’s death.

You are responsible for monitoring distributions that must be taken to meet IRS guidelines.

The Owner may designate that the Beneficiary will receive death benefit proceeds in a lump sum, or through annuity payments for a Period Certain of 5 through 9 years. The Owner must designate the payment method in writing in a form acceptable to us. The Owner may revoke the designation only in writing and only in a form acceptable to us. Once the Owner dies, the Beneficiary cannot change or revoke the Owner’s instructions regarding the payment of death benefit proceeds.

Optional Death Benefit Riders

Riders are subject to availability and may be discontinued for purchase at anytime without prior notice. Before purchasing any rider, make sure you understand all of the terms and conditions and consult with your investment advisor for advice on whether a rider is appropriate for you.

Return of Investment Death Benefit

(This Rider is called the Return of Purchase Payments Death Benefit in the Contract’s Rider.)

This optional Rider allows you to have your Death Benefit Amount, as of the Notice Date, be the greater of the Contract Value or the Total Adjusted Purchase Payments. The Notice Date is the day on which we receive, In Proper Form, proof of death and instructions regarding payment of any death benefit proceeds. An Owner change may only be elected if the age of any new Owner is 85 years or younger on the effective date of the Owner change (see the Owner Change subsection below).

Purchasing the Rider

You may purchase this optional Rider at the time your application is completed and before your Contract is issued. You may not purchase this Rider after the Contract Date. This Rider may only be purchased if the age of each Owner and Annuitant is 85 or younger on the Contract Date.

Rider Terms

Excess Advisory Fees – Authorized withdrawals for advisory fees that exceed the annual rate of 1.5% of your Contract Value (based on the average daily Contract Value of the payment period elected by your investment advisor)  that may reduce the Death Benefit Amount. Work with your investment advisor to discuss the potential impact of deducting excess advisory fees from your Contract Value prior to making any election.

Total Adjusted Purchase Payments – The sum of all Purchase Payments made to the Contract, reduced by a Pro Rata Reduction for each prior withdrawal, including RMDs. This amount may be adjusted if there is an Owner change. For adjustment purposes, withdrawals for advisory fees paid for the services provided by your investment advisor will not be considered a withdrawal if the amount of advisory fees withdrawn is equal to or less than 1.5% of the total Contract Value for the Calendar Year. Excess Advisory Fees will be treated as a Pro Rata Reduction.

Pro Rata Reduction – The reduction percentage that is calculated at the time of the withdrawal by dividing the amount of each withdrawal by the Contract Value immediately prior to the withdrawal. The reduction made, when the Contract Value is less than the sum of all Purchase Payments made into the Contract, may be greater than the actual amount withdrawn.

How the Rider Works

Upon the death of the first Owner (any Annuitant for Non-Natural Owners), before the Annuity Date, the Death Benefit Amount under this rider will be equal to the greater of (a) or (b) below:

(a)         the Contract Value as of the Notice Date.

(b)         Total Adjusted Purchase Payments as of the Notice Date.

Owner Change

If there is an Owner change to someone other than the previous Owner’s spouse, to a Trust or non-natural entity where the Owner and Annuitant are not the same person prior to the Owner change, or if an Owner is added that is not the Owner’s spouse, the Total Adjusted Purchase Payments will be reset to equal the lesser of:

•     the Contract Value as of the effective date of the Owner change (“Change Date”), or

•     Total Adjusted Purchase Payments as of the Change Date.

After the Change Date, the Total Adjusted Purchase Payments will be increased by any Purchase Payments made after the Change Date and will be reduced by any Pro Rata Reduction for any withdrawals made after the Change Date. An Owner change to a Trust or non-natural entity where the Owner and the Annuitant are the same person prior to the Owner change will not trigger a reset.

Any death benefit paid under this Rider will be paid in accordance with the Death Benefit Proceeds subsection.

See the RETURN OF INVESTMENT (ROI) DEATH BENEFIT SAMPLE CALCULATIONS APPENDIX.

Termination

The Rider will remain in effect until the earlier of:

•     a full withdrawal of the amount available for withdrawal is made under the Contract,

•     when death benefit proceeds become payable under the Contract (except where the spouse of the deceased Owner continues the Contract, see DEATH BENEFITS AND OPTIONAL DEATH BENEFIT RIDERS – Spousal Continuation),

•     the Contract is terminated in accordance with the provisions of the Contract, or

•     the Annuity Date.

The Rider may not otherwise be cancelled.

WITHDRAWALS

Optional Withdrawals

You may, on or prior to your Annuity Date, withdraw all or a portion of the amount available under your Contract while the Owner (or Annuitant in the case of a Non-Natural Owner) is living and your Contract is in force. You may surrender your Contract and make a full withdrawal at any time after the right to cancel period. If you surrender your Contract it will be terminated as of the Effective Date of the withdrawal. Beginning 30 calendar days after your Contract Date, you also may make partial withdrawals from your Investment Options at any time. Currently, we are not requiring the 30-day waiting period on partial withdrawals, but we reserve the right to require a 30-day waiting period on partial withdrawals in the future. We will provide you at least 30 calendar days prior notice before we implement the 30-day waiting period on partial withdrawals. You may request to withdraw a specific dollar amount or a specific percentage of an Account Value or your Contract Value. You may choose to make your withdrawal from specified Investment Options. If you do not specify Investment Options, your withdrawal will be made from all of your Investment Options proportionately.

Each partial withdrawal must be for $500 or more. Pre-authorized partial withdrawals must be at least $250, except for pre-authorized withdrawals distributed by Electronic Funds Transfer (EFT), which must be at least $100. If your partial withdrawal from an Investment Option would leave a remaining Account Value in that Investment Option of less than $500, we also reserve the right, at our option and with prior written notice, to transfer that remaining amount to your other Investment Options on a proportionate basis relative to your most recent allocation instructions.

If your partial withdrawal leaves you with a Contract Value of less than $1,000, or if your partial withdrawal request is for an amount exceeding the amount available for withdrawal, as described in the Amount Available for Withdrawal section below, we have the right, at our option, to terminate your Contract and send you the withdrawal proceeds. However,we will not terminate your Contract if a partial withdrawal reduces the Contract Value to an amount less than $1,000 and there is an optional benefit rider in effect.

See THE GENERAL ACCOUNT.

Distributions made due to divorce instructions or under Code Section 72(t)/72(q) (substantially equal periodic payments) are treated as withdrawals for Contract purposes.

Amount Available for Withdrawal

The amount available for withdrawal is your Contract Value at the end of the Business Day on which your withdrawal request is effective, less any charge for premium taxes and/or other taxes. The amount we send to you (your “withdrawal proceeds”) will also reflect any required or requested federal and state income tax withholding. See FEDERAL TAX ISSUES and THE GENERAL ACCOUNT. If you own an optional death benefit rider, taking a withdrawal, may result in adverse consequences such as a reduction in rider benefits.

You assume investment risk on Purchase Payments in the Subaccounts. As a result, the amount available to you for withdrawal from any Subaccount may be more or less than the total Purchase Payments you have allocated to that Subaccount.

Pre-Authorized Withdrawals

If your Contract Value is at least $5,000, you may select the pre-authorized withdrawal option, and you may choose monthly, quarterly, semi-annual or annual withdrawals. Currently, we are not enforcing the minimum Contract Value amount but we reserve the right to enforce the minimum amount in the future. We will provide at least a 30 calendar day prior notice before we enforce the minimum Contract Value amount. Each withdrawal must be for at least $250, except for withdrawals distributed by Electronic Funds Transfer (EFT), which must be at least $100. Each pre-authorized withdrawal is subject to federal income tax on its taxable portion and may be subject to a tax penalty of 10% if you have not reached age 59½. Pre-authorized withdrawals cannot be used to continue the Contract beyond the Annuity Date. See FEDERAL TAX ISSUES and THE GENERAL ACCOUNT. Additional information and options are set forth in the SAI.

Special Requirements for Withdrawals and Payments to Third Party Payees

Withdrawals may not be directed to individual third party payees. If you wish to have a full or partial withdrawal check made payable to a third-party payee that is a financial institution, trust, or charity, you must provide complete instructions and the request may require an original signature and/or signature guarantee.

Withdrawals to Pay Advisory Fees

You have purchased this Contract through an investment advisor who offers investment advisory services for an advisory fee.  The advisory fee for these services are covered in a separate agreement between you and your investment advisor.  These advisory fees are separate from and in addition to the Contract fees and expenses described in this prospectus. Your investment advisor will be solely responsible for the accuracy of any such advisory fee payment calculation as well as the frequency or reasonableness of each withdrawal request to pay advisory fees. We have no duty to inquire into the amount of the Contract Value withdrawn , but we will follow instructions provided (through the Advisory Authorization and Advisory Fee Withdrawal Request forms) and ensure the amount requested is distributed and processed accurately

You may authorize your investment advisor to make withdrawals to pay advisory fees from your Contract by submitting the Advisory Authorization form. The Advisory Authorization form is used to authorize your investment advisor to deduct advisory fees directly from your Contract, change or terminate any prior investment advisor fee authorization, and to change the investment advisor that services your Contract. Thereafter, your investment advisor must submit the Advisory Fee Withdrawal Request form for each one-time withdrawal to pay advisory fees or to establish or change a scheduled withdrawal program to pay advisory fees. The scheduled withdrawal program will continue until you terminate it.  Your authorized withdrawals to pay advisory fees will be noted on your quarterly statement.

If you elect to authorize your investment advisor to make withdrawals to pay advisory fees from your Contract Value, the advisory fee may be deducted from specific Investment Options or proportionately from all your Investment Options.  Your investment advisor can have the fee deducted on an annual, semi-annual, quarterly, or monthly basis. Work with your investment advisor to determine which options work for you.

Withdrawals from your Contract to pay advisory fees reduces the Contract Value by the withdrawal amount.  These withdrawals may impact guarantees under  your Contract and the benefits provided by optional death benefit riders. Withdrawals for advisory fees that exceed an annual rate of 1.5% of the Contract Value during the calendar year may reduce the Death Benefit Amount under the optional Return of Investment (ROI) Death Benefit by more than the actual excess withdrawal amount. See DEATH BENEFITS AND OPTIONAL DEATH BENEFIT RIDERS for more information on how withdrawals to pay for advisory fees affect these benefits.

See FEDERAL TAX ISSUES – Advisory Fees for additional information on possible tax implications for advisory fee withdrawals on Non-Qualified and Qualified Contracts.

Special Restrictions Under Qualified Plans

Qualified Plans may have additional rules regarding withdrawals from a Contract purchased under such a Plan. In general, if your Contract was issued under certain Qualified Plans, you may not withdraw amounts attributable to contributions made pursuant to a salary reduction agreement (as defined in Section 402(g)(3)(A) of the Code) or to transfers from a custodial account (as defined in Section 403(b)(7) of the Code) except in cases of your:

•     severance from employment,

•     death,

•     disability as defined in Section 72(m)(7) of the Code,

•     distributions upon termination of a Qualified Plan,

•     reaching age 59½, or

•     hardship as defined for purposes of Section 401 of the Code.

These limitations do not affect certain rollovers or exchanges between Qualified Plans, and do not apply to rollovers from these Qualified Plans to an individual retirement account or individual retirement annuity. In the case of a 403(b) plan, these limitations do not apply to certain salary reduction contributions made, and investment results earned, prior to dates specified in the Code.

Hardship withdrawals under the exception provided above are restricted to amounts attributable to salary reduction contributions, and do not include investment results. This additional restriction does not apply to salary reduction contributions made, or investment results earned, prior to dates specified in the Code.

Certain distributions, including rollovers, may be subject to mandatory withholding of 20% for federal income tax and to a tax penalty of 10% if the distribution is not transferred directly to the trustee of another Qualified Plan, or to the custodian of an individual retirement account or issuer of an individual retirement annuity. See FEDERAL TAX ISSUES. Distributions may also trigger withholding for state income taxes. The tax and ERISA rules relating to withdrawals from Contracts issued to Qualified Plans are complex. We are not the administrator of any Qualified Plan. You should consult your qualified tax advisor and/or your Plan Administrator before you withdraw any portion of your Contract Value.

Effective Date of Withdrawal Requests

Withdrawal requests we receive before the close of the New York Stock Exchange, which usually closes at 4:00 p.m. Eastern time, will be effective at the end of the same Business Day that we receive them In Proper Form unless the transaction or event is scheduled to occur on another Business Day. We will normally send the proceeds within 7 calendar days after your request is effective. See ADDITIONAL INFORMATION - Timing of Payments and Transactions.  If a Purchase Payment is made by check and you submit a withdrawal request immediately afterwards, we may hold the check and the payment of any withdrawal proceeds may be delayed until we receive confirmation in our Service Center that your check has cleared. In general, a delay of the payment of withdrawal proceeds during the check hold period will not exceed ten Business Days after we receive your withdrawal request In Proper Form. If we delay the payment of withdrawal proceeds during the check hold period, we will calculate the value of your withdrawal proceeds as of the end of the Business Day we received your withdrawal request In Proper Form.

Tax Consequences of Withdrawals

All withdrawals, including pre-authorized withdrawals, will generally have federal income tax consequences, which could include tax penalties. You should consult with a qualified tax advisor before making any withdrawal or selecting the pre-authorized withdrawal option , or for withdrawals to pay for advisory fees to your investment advisor pursuant to an Advisory Authorization form. See FEDERAL TAX ISSUES.

Right to Cancel (“Free Look”)

You may return your Contract for cancellation and a refund during your Free Look period. Your Free Look period is usually the 10-calendar day period beginning on the calendar day you receive your Contract. If you are replacing another annuity contract or life insurance policy, the Free Look Period ends 60 calendar days after you receive your Contract.

The amount of your refund may be more or less than the Purchase Payments you have made. If a Purchase Payment is made by check other than a cashier’s check, we may hold the check and the payment of any refund during the “Right to Cancel” period may be delayed until we receive confirmation in our Service Center that your check has cleared. If you return your Contract and provide cancellation instructions, it will be cancelled as of the date we receive your Contract and cancellation instructions In Proper Form.

You will then receive a refund of your Contract Value, based upon the next determined Accumulated Unit Value (AUV) after we receive your Contract for cancellation, plus a refund of any amount that may have been deducted as Contract fees and charges. Your refund amount may be subject to income tax consequences, which include tax penalties. You should consult with a qualified tax advisor before cancelling your Contract for a refund.

If your Contract was issued as an IRA and you return your Contract within 7 calendar days after you receive it, we will return the greater of your Purchase Payments (less any withdrawals made, including those to pay advisory fees) or the Contract Value, plus any amounts deducted as Contract fees and charges.

Your Purchase Payments are allocated to the Investment Options you indicated on your application, unless otherwise required by state law. If state law requires that your Purchase Payments must be allocated to Investment Options different than you requested, we will comply with state requirements and your Purchase Payments will be held in the Fidelity VIP Government Money Market. At the end of the Free Look period, we will allocate your Purchase Payments based on your allocation instructions.

You will find a complete description of the Free Look period and amount to be refunded that applies to your Contract on the Contract’s cover page.

PACIFIC LIFE & ANNUITY, PACIFIC LIFE, AND THE SEPARATE ACCOUNT

Pacific Life & Annuity Company (PL&A)

PL&A is a life insurance company domiciled in Arizona. Our operations include life insurance, annuity, institutional products, and various other insurance products and services. At the end of 2019, we had total statutory assets of  $7,786 million.

PL&A is authorized to conduct life insurance and annuity business in New York and certain other states. Our executive office is located at 700 Newport Center Drive, Newport Beach, California 92660.

PL&A was incorporated in 1982 under the name of Pacific Financial Life Insurance Company. We merged with Pacific Financial Life Insurance Company of Arizona and assumed the PM Group Life Insurance Company in transferring domicile from California to

Arizona, which was completed in 1990. On January 1, 1999, we changed our name to our current name, Pacific Life & Annuity Company.

Our affiliate, Pacific Select Distributors, LLC (PSD) serves as the principal underwriter (distributor) for the Contracts. PSD is located at 700 Newport Center Drive, Newport Beach, California 92660. We and PSD enter into selling agreements with distribution firms whose investment advisors are authorized by the Superintendent of the New York State Department of Financial Services to sell the Contracts.

We may provide you with reports of our ratings both as an insurance company and as to our claims-paying ability with respect to our General Account assets.

Pacific Life

Pacific Life Insurance Company administers the policies sold under this Prospectus. At the end of 2019, Pacific Life had $509.9 billion of individual life insurance and total admitted assets of approximately $146 billion. Pacific Life’s executive office is located at 700 Newport Center Drive, Newport Beach, California 92660.

Separate Account A

Separate Account A was established on January 25, 1999 as a separate account of ours, and is registered with the SEC under the Investment Company Act of 1940 (the “1940 Act”), as a type of investment company called a “unit investment trust.” Obligations arising under your Contract are our general corporate obligations. We are also the legal owner of the assets in the Separate Account. Assets of the Separate Account attributed to the reserves and other liabilities under the Contract and other contracts issued by us that are supported by the Separate Account may not be charged with liabilities arising from any of our other business; any income, gain or loss (whether or not realized) from the assets of the Separate Account are credited to or charged against the Separate Account without regard to our other income, gain or loss. We must keep assets in the Separate Account equal to the reserves and contract liabilities (i.e. amounts at least equal to the aggregate variable account value) sufficient to pay obligations under the contracts funded by the Separate Account.

We may invest money in the Separate Account in order to commence its operations and for other purposes, but not to support contracts other than variable annuity contracts. A portion of the Separate Account’s assets may include accumulations of charges we make against the Separate Account and investment results of assets so accumulated. These additional assets are ours and we may transfer them to our General Account at any time; however, before making any such transfer, we will consider any possible adverse impact the transfer might have on the Separate Account. Subject to applicable law, we reserve the right to transfer our assets in the Separate Account to our General Account.

The Separate Account may not be the sole investor in the Funds. Investment in a Fund by other separate accounts in connection with variable annuity and variable life insurance contracts may create conflicts. See the Prospectus and SAI for the Funds for more information.

FEDERAL TAX ISSUES

The following summary of federal income tax issues is based on our understanding of current tax laws and regulations, which may be changed by legislative, judicial or administrative action. The summary is general in nature and is not intended as tax advice. Moreover, it does not consider any applicable foreign, state or local tax laws. We do not make any guarantee regarding the tax status, federal, foreign, state or local, of any Contract or any transaction involving the Contracts. Accordingly, you should consult a qualified tax advisor for complete information and advice before purchasing a Contract. Additional tax information is included in the SAI. We reserve the right to amend this Contract without the Owner’s consent to reflect any clarifications that may be needed or are appropriate to maintain its tax qualification or to conform this Contract to any applicable changes in the tax qualification requirements.

Diversification Requirements and Investor Control

Section 817(h) of the Code provides that the investments underlying a variable annuity must satisfy certain diversification requirements in order for the contract to be treated as an annuity contract and qualify for tax deferral. We believe the underlying Variable Investment Options for the contract meet these requirements. Details on these diversification requirements appear in the Fund SAIs.

In addition, for a variable annuity contract to qualify for tax deferral, assets in the separate accounts supporting the contract must be considered to be owned by the insurance company and not by the contract owner. Under current U.S. tax law, if a contract owner has excessive control over the investments made by a separate account, or the underlying fund, the contract owner will be taxed currently on income and gains from the account or fund. In other words, in such a case of investor control the contract owner would not derive the tax benefits normally associated with variable annuities. For more information regarding investor control, please refer to the contract SAI.

Advisory Fees

The IRS has recently issued a series of Private Letter Rulings regarding the tax treatment of advisory fees from Non-Qualified Contracts.  Pursuant to these rulings, advisory fees paid from a Non-Qualified Contract, on or after January 1, 2020, are not treated as taxable distributions, and will not be reported, if the fee does not exceed an annual rate of 1.5% of the Contract Value during the calendar year and the fees are only used to pay for advisory fees related to the Contract. Any fee amounts withdrawn that exceed 1.5% during a calendar year, will be reportable and taxable in the calendar year withdrawn.

The recent Private Letter Rulings do not address Qualified Contracts.  Based upon prior rulings, registered investment fees paid from Qualified Contracts are not treated as distributions for tax purposes regardless of the annual rate. Should the IRS issue further guidance on this subject, we will reevaluate our obligation to report such fees.

Taxation of Annuities – General Provisions

Section 72 of the Code governs the taxation of annuities in general, and we designed the Contracts to meet the requirements of Section 72 of the Code. We believe that, under current law, the Contract will be treated as an annuity for federal income tax purposes if the Contract Owner is a natural person or an agent for a natural person, and that we (as the issuing insurance company), and not the Contract Owner(s), will be treated as the owner of the investments underlying the Contract. Accordingly, no tax should be payable by you as a Contract Owner as a result of any increase in Contract Value until you receive money under your Contract. You should, however, consider how amounts will be taxed when you do receive them. The following discussion assumes that your Contract will be treated as an annuity for federal income tax purposes.

Non-Qualified Contracts – General Rules

These general rules apply to Non-Qualified Contracts. As discussed below, however, tax rules may differ for Qualified Contracts and you should consult a qualified tax advisor if you are purchasing a Qualified Contract.

Taxes Payable

A Contract Owner is not taxed on the increases in the value of a Contract until an amount is received or deemed to be received. An amount could be received or deemed to be received, for example, if there is a partial distribution, a lump sum distribution, an Annuity payment or a material change in the Contract or if any portion of the Contract is transferred, pledged or assigned. See the Addition of Optional Rider or Material Change to Contract section below. Increases in Contract Value that are received or deemed to be received are taxable to the Contract Owner as ordinary income. Distributions of net investment income or capital gains that each Subaccount receives from its corresponding Portfolio are automatically reinvested in such Portfolio unless we, on behalf of the Separate Account, elect otherwise. As noted above, you will be subject to federal income taxes on the investment income from your Contract only when it is distributed to you.

Any taxable distribution of the investment income from your Contract may also be subject to a net investment income tax of 3.8%. This tax applies to various investment income such as interest, dividends, royalties, payments from annuities, and the disposition of property, but only to the extent a taxpayer’s modified adjusted gross income exceeds certain thresholds ($200,000 for individuals/$250,000 if married filing jointly). Please speak to your tax advisor about this tax.

Non-Natural Persons as Owners

If a contract is not owned or held by a natural person or as agent for a natural person, the contract generally will not be treated as an “annuity” for tax purposes, meaning that the contract owner will be subject to current tax on annual increases in Contract Value at ordinary income rates unless some other exception applies. Certain entities, such as some trusts, may be deemed to be acting as agents for natural persons. Corporations, including S corps, C corps, LLCs, partnerships and FLPs, and tax-exempt entities are non-natural persons that will not be deemed to be acting as agents for natural persons.

Addition of Optional Rider or Material Change to Contract

The addition of a rider to the Contract, or a material change in the Contract’s provisions, such as a change in Contract ownership or an assignment of the Contract, could cause it to be considered newly issued or entered into for tax purposes, and thus could cause a taxable event or the Contract to lose certain grandfathered tax status. Please contact your tax advisor for more information.

Taxes Payable on Withdrawals Prior to the Annuity Date

Amounts you withdraw before annuitization, including amounts withdrawn from your Contract Value in connection with partial withdrawals for payment of any charges and fees, including advisory fees paid to your investment adviso in excess of 1.5% of the Contract Value during a calendar year, will be treated first as taxable income to the extent that your Contract Value exceeds the aggregate of your Purchase Payments reduced by non-taxable amounts previously received (investment in the Contract), and then as nontaxable recovery of your Purchase Payments. Therefore, you include in your gross income the smaller of: a) the amount of the partial withdrawal, or b) the amount by which your Contract Value immediately before you receive the distribution exceeds your investment in the Contract at that time.

Exceptions to this rule are distributions in full discharge of your Contract (a full surrender) or distributions from contracts issued and investments made before August 14, 1982.

If at the time of a partial withdrawal your Contract Value does not exceed your investment in the Contract, then the withdrawal will not be includable in gross income and will simply reduce your investment in the Contract.

The assignment or pledge of (or agreement to assign or pledge) the value of the Contract for a loan will be treated as a withdrawal subject to these rules. You should consult your tax advisor for additional information regarding taking a partial or a full distribution from your Contract.

Multiple Contracts (Aggregation Rule)

Multiple Non-Qualified Contracts that are issued after October 21, 1988, by us or our affiliates to the same Owner during the same calendar year are treated as one Contract for purposes of determining the taxation of distributions (the amount includable in gross income under Code Section 72(e)) prior to the Annuity Date from any of the Contracts. A Contract received in a tax-free exchange under Code Section 1035 may be treated as a new Contract for this purpose. For Contracts subject to the Aggregation Rule, the values of the Contracts and the investments in the Contracts should be added together to determine the taxation under Code Section 72(e). Withdrawals will be treated first as withdrawals of income until all of the income from all such Contracts is withdrawn. The Treasury Department has specific authority under Code Section 72(e)(11) to issue regulations to prevent the avoidance of the income-out-first rules for withdrawals prior to the Annuity Date through the serial purchase of Contracts or otherwise. As of the date of this Prospectus there are no regulations interpreting these aggregation provisions.

10% Tax Penalty Applicable to Certain Withdrawals and Annuity Payments

The Code provides that the taxable portion of a withdrawal or other distribution may be subject to a tax penalty equal to 10% of that taxable portion unless the withdrawal is:

•     made on or after the date you reach age 59½,

•     made by a Beneficiary after your death,

•     attributable to your becoming disabled,

•     any payments annuitized using a life contingent annuity option,

•     attributable to an investment in the Contract made prior to August 14, 1982, or

•     any distribution that is a part of a series of substantially equal periodic payments (Code Section 72(q) payments) made (at least annually) over your life (or life expectancy) or the joint lives (or life expectancies) of you and your designated beneficiary.

Additional exceptions may apply to certain Qualified Contracts (see Taxes Payable on Annuity Payments and the applicable Qualified Contracts).

Taxes Payable on Optional Rider Charges

It is our understanding that the charges relating to any optional rider are not subject to current taxation and we will not report them as such. However, Treasury or the IRS may determine that these charges should be treated as partial withdrawals subject to current taxation to the extent of any gain and, if applicable, the 10% tax penalty. We reserve the right to report any optional rider charges as partial withdrawals if we believe that we would be expected to report them in accordance with Treasury Regulations or IRS guidance.

Distributions After the Annuity Date

After you annuitize, a portion of each annuity payment you receive under a Contract generally will be treated as a partial recovery of Investments (as used here, “Investments” means the aggregate Purchase Payments less any amounts that were previously received under the Contract but not included in income) and will not be taxable. (In certain circumstances, subsequent modifications to an initially-established payment pattern may result in the imposition of a tax penalty.) The remainder of each annuity payment will be taxed as ordinary income. However, after the full amount of aggregate Investments has been recovered, the full amount of each annuity payment will be taxed as ordinary income. Exactly how an annuity payment is divided into taxable and non-taxable portions depends on the period over which annuity payments are expected to be received, which in turn is governed by the form of annuity selected and, where a lifetime annuity is chosen, by the life expectancy of the Annuitant(s) or payee(s). Such a payment may also be subject to a tax penalty if taken prior to age 59½.

For periodic (annuity) payments, we will default your state tax withholding (as applicable) based upon the marital status and allowance(s) provided for your federal taxes or, if no withholding instructions are provided, we will default to your resident state’s prescribed withholding default (if applicable). Please consult with a tax advisor for additional information, including whether your resident state has a specific version of the W-4P form that should be submitted to us with state-specific income tax information.

Distributions to Beneficiary After Contract Owner’s Death

Generally, the same tax rules apply to amounts received by the Beneficiary as those that apply to the Contract Owner, except that the early withdrawal tax penalty does not apply. Thus, any annuity payments or lump sum withdrawal will be divided into taxable and non-taxable portions.

If death occurs after the Annuity Date, but before the expiration of a period certain option, the Beneficiary will recover the balance of the Investments as payments are made and may be allowed a deduction on the final tax return for the unrecovered Investments. A lump sum payment taken by the Beneficiary in lieu of remaining monthly annuity payments is not considered an annuity payment for tax purposes. The portion of any lump sum payment to a Beneficiary in excess of aggregate unrecovered Investments would be subject to income tax.

Contract Owner’s Estate

Generally, any amount payable to a Beneficiary after the Contract Owner’s death, whether before or after the Annuity Date, will be included in the estate of the Contract Owner for federal estate tax purposes. If the inclusion of the value of the Contract triggers a federal estate tax to be paid, the Beneficiary may be able to use a deduction called Income in Respect of Decedent (IRD) in calculating the income taxes payable upon receipt of the death benefit proceeds. In addition, designation of a non-spouse Beneficiary who either is 37½ or more years younger than a Contract Owner or is a grandchild of a Contract Owner may have Generation Skipping Transfer Tax (GSTT) consequences under section 2601 of the Code. You should consult with a qualified tax advisor if you have questions about federal estate tax, IRD, or GSTT.

Gifts of Annuity Contracts

Generally, gifts of Non-Qualified Contracts prior to the annuity start date will trigger tax reporting to the donor on the gain on the Contract, with the donee getting a stepped-up basis for the amount included in the donor’s income. The 10% early withdrawal tax penalty and gift tax also may be applicable. This provision does not apply to transfers between spouses or incident to a divorce, or transfers to and from a trust acting as agent for the Owner or the Owner’s spouse.

Tax Withholding for Non-Qualified Contracts

Unless you elect to the contrary, any amounts you receive under your Contract that are attributable to investment income will be subject to withholding to meet federal income tax obligations. For nonperiodic distributions, you will have the option to provide us with withholding information at the time of your withdrawal request. If you do not provide us with withholding information, we will generally withhold 10% of the taxable distribution amount and remit it to the IRS. For periodic (annuity) payments, the rate of withholding will be determined on the basis of the withholding information you provide to us. If you do not provide us with withholding information, we are required to determine the Federal income tax withholding according to the then current defaults for marital status and number of exemptions. State and local withholding may apply different defaults and will be determined by applicable law.

Please call us at (800)-748-6907 with any questions about the required withholding information.

Tax Withholding for Non-resident Aliens or Non U.S. Persons

Taxable distributions to Contract Owners who are non-resident aliens or other non U.S. persons are generally subject to U.S. federal income tax withholding at a 30% rate, unless a lower treaty rate applies. Prospective foreign owners are advised to consult with a tax advisor regarding the U.S., state and foreign tax treatment of a Contract. Currently, we require all Contract Owners to be a U.S. person (citizen) or a U.S. resident alien.

Exchanges of Non-Qualified Contracts (1035 Exchanges)

You may make your initial or an additional Purchase Payment through an exchange of an existing annuity contract or endowment life insurance contract pursuant to Section 1035 of the Code (a 1035 exchange). The exchange can be affected by completing the Transfer/ Exchange form, indicating in the appropriate section of the form that you are making a 1035 exchange and submitting any applicable Regulation 60 paperwork. The form is available by calling your investment advisor, by calling  us at (800)-748-6907 , or on our website at www.PacificLife.com. Once completed, the form should be mailed to us. If you are making an initial Purchase Payment, a completed Contract application should also be attached.

A post-death 1035 exchange of Non-Qualified assets may be available for beneficiaries who have elected to receive lifetime payments under Section 72(s) of the Code. Note that we reserve the right to restrict the maximum issue age for this type of transaction. Additionally, we will not accept additional purchase payments or allow a change in ownership (including collateral assignment requests) for a Contract issued via a post-death 1035 exchange of Non-Qualified assets.

In general terms, Section 1035 of the Code provides that no gain or loss is recognized when you exchange one annuity or life insurance contract for another annuity contract. Transactions under Section 1035, however, may be subject to special rules and may require special procedures and record keeping, particularly if the exchanged annuity contract was issued prior to August 14, 1982. You should consult your tax advisor prior to affecting a 1035 exchange.

Partial 1035 Exchanges and Annuitization

A partial exchange is the direct transfer of only a portion of an existing annuity’s Contract Value to a new annuity contract. Under Rev. Proc. 2011-38 a partial exchange will be treated as tax-free under Code Section 1035 if there are no distributions, from either annuity, within 180 calendar days after the partial 1035 exchange. Any distribution taken during the 180 calendar days may jeopardize the tax-free treatment of the partial exchange. Such determination will be made by the IRS, using general tax principals, to determine the substance, and thus the treatment of the transaction. In addition, annuity payments that are based on one or more lives or for a period of 10 or more years (as described in Code Section 72(a)(2)) will not be treated as a distribution from either the old or new contract when determining whether the tax treatment described in Rev. Proc. 2011-38 will apply. Rev. Proc. 2011-38 applies to partial exchanges and partial annuitizations on or after October 24, 2011.

You should consult your tax advisor prior to affecting a partial 1035 exchange or a partial annuitization.

Impact of Federal Income Taxes

In general, in the case of Non-Qualified Contracts, if you are an individual and expect to accumulate your Contract Value over a relatively long period of time without making significant withdrawals, there may be federal income tax advantages in purchasing such a Contract. This is because any increase in Contract Value is not subject to current taxation. Income taxes are deferred until the money is withdrawn, at which point taxation occurs only on the gain from the investment in the Contract. With income taxes deferred, you may accumulate more money over the long term through a variable annuity than you may through non-tax-deferred investments. The advantage may be greater if you decide to liquidate your Contract Value in the form of monthly annuity payments after your retirement, or if your tax rate is lower at that time than during the period that you held the Contract, or both.

When withdrawals or distributions are taken from the variable annuity, the gain is taxed as ordinary income. This may be a potential disadvantage because money that had been invested in other types of assets may qualify for a more favorable federal tax rate. For example, the tax rate applicable both to the sale of capital gain assets held more than 1 year and to the receipt of qualifying dividends by individuals is a maximum of 20% (as low as 0% for lower-income individuals). In contrast, an ordinary income tax rate of up to 37% applies to taxable withdrawals on distributions from a variable annuity. Also, withdrawals or distributions taken from a variable annuity prior to attaining age 59½ may be subject to a tax penalty equal to 10% of the taxable portion, although exceptions to the tax penalty may apply.

An owner of a variable annuity cannot deduct or offset losses on transfers to or from Subaccounts, or at the time of any partial withdrawals. Additionally, if you surrender your Contract and your Contract Value is less than the aggregate of your investments in the Contract (reduced by any previous non-taxable distributions), you cannot deduct the ordinary income loss as a miscellaneous itemized deduction subject to the 2% floor of AGI. This provision of the 2017 Tax Cuts and Jobs Act is effective for taxable years beginning after December 31, 2017 and sunsets after 2025. Consult with your tax advisor regarding the impact of federal income taxes on your specific situation.

Taxes on Pacific Life & Annuity Company

Although the Separate Account is registered as an investment company, it is not a separate taxpayer for purposes of the Code. The earnings of the Separate Account are taxed as part of our operations. No charge is made against the Separate Account for our federal income taxes (excluding the charge for premium taxes), but we will review, periodically, the question of charges to the Separate Account or your Contract for such taxes. Such a charge may be made in future years for any federal income taxes that would be attributable to the Separate Account or to our operations with respect to your Contract, or attributable, directly or indirectly, to investments in your Contract.

Under current law, we may incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant and they are not charged against the Contract or the Separate Account. If there is a material change in applicable state or local tax laws, the imposition of any such taxes upon us that are attributable to the Separate Account or to our operations with respect to your Contract may result in a corresponding charge against the Separate Account or your Contract.

Given the uncertainty of future changes in applicable federal, state or local tax laws, we cannot appropriately describe the effect a tax law change may have on taxes that would be attributable to the Separate Account or your Contract.

Qualified Contracts – General Rules

The Contracts are available to a variety of Qualified Plans and IRAs. Tax restrictions and consequences for Contracts under each type of Qualified Plan and IRAs differ from each other and from those for Non-Qualified Contracts. No attempt is made herein to provide more than general information about the use of the Contract with the various types of Qualified Plans and IRAs. Participants under such Qualified Plans, as well as Contract Owners, Annuitants and Beneficiaries, are cautioned that the rights of any person to any benefits under such Qualified Plans may be subject to the terms and conditions of the Plans themselves or limited by applicable law, regardless of the terms and conditions of the Contract issued in connection therewith.

Tax Deferral

It is important to know that Qualified Plans such as 401(k)s, as well as IRAs, are already tax-deferred. Therefore, an annuity contract should be used to fund an IRA or Qualified Plan to benefit from the annuity’s features other than tax deferral. Other benefits of using a variable annuity to fund a Qualified Plan or an IRA include the lifetime income options, guaranteed death benefit options and the ability to transfer among Investment Options. You should consider if the Contract is a suitable investment if you are investing through a Qualified Plan or IRA.

Taxes Payable

Generally, amounts received from Qualified Contracts are taxed as ordinary income under Section 72, to the extent that they are not treated as a tax free recovery of after-tax contributions (if any). Amounts you withdraw before annuitization, including amounts withdrawn from your Contract Value in connection with partial withdrawals for payment of any charges and fees, will be treated as ordinary income. Different rules apply for Roth IRAs. Consult your tax advisor before requesting a distribution from a Qualified Contract.

10% Tax Penalty for Early Withdrawals

Generally, distributions from IRAs and Qualified Plans that occur before you attain age 59½ are subject to a 10% tax penalty imposed on the amount of the distribution that is includable in gross income, with certain exceptions. These exceptions include distributions:

•     made to a beneficiary after the owner’s/participant’s death,

•     attributable to the owner/participant becoming disabled under Section 72(m)(7),

•     that are part of a series of substantially equal periodic payments (also referred to as SEPPs or 72(t) payments) made (at least annually) over your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your designated beneficiary,

•     for certain higher education expenses (IRAs only),

•     used to pay for certain health insurance premiums or medical expenses (IRAs only),

•     for costs related to the purchase of your first home (IRAs only), and

•     (except for IRAs) made to an employee after separation from service if the employee separates from service during or after the calendar year in which he or she attains age 55 (or age 50 in the case of a qualified public safety employee).

Tax Withholding for Qualified Contracts

Distributions from a Contract under a Qualified Plan (not including an individual retirement annuity subject to Code Section 408 or Code Section 408A) to an employee, surviving spouse, or former spouse who is an alternate payee under a qualified domestic relations order, in the form of a lump sum settlement or periodic annuity payments for a fixed period of fewer than 10 years are subject to mandatory income tax withholding of 20% of the taxable amount of the distribution, unless:

•     the distributee directs the transfer of such amounts in cash to another Qualified Plan or a traditional IRA, or

•     the payment is a minimum distribution required under the Code.

The taxable amount is the amount of the distribution less the amount allocable to after-tax contributions. All other types of taxable distributions are subject to 10% federal withholding unless the distributee elects not to have withholding apply.

For periodic (annuity) payments, the rate of withholding will be determined on the basis of the withholding information you provide to us. If you do not provide us with withholding information, we are required to determine the Federal income tax withholding according to the then current defaults for marital status and number of exemptions. State and local withholding may apply different defaults and will be determined by applicable law.

IRAs and Other Qualified Contracts with Optional Benefit Riders

As of the date of this Prospectus, there are special considerations for purchases of any death benefit riders. Treasury Regulations state that Individual Retirement Accounts (IRAs) may generally not invest in life insurance contracts. We believe that these Regulations do not prohibit the death benefit riders from being added to your Contract if it is issued as a Traditional IRA, Roth IRA, SEP IRA or SIMPLE IRA. However, the law is unclear and it is possible that a Contract that has death benefit riders and is issued as a Traditional IRA, Roth IRA, SEP IRA or SIMPLE IRA could be disqualified and may result in increased taxes to the Owner.

Similarly, section 401 plans, section 403(b), and IRAs (but not Roth IRAs) can only offer incidental death benefits. The IRS could take the position that the enhanced death benefits provided by optional benefit riders are not incidental. In addition, to the extent that the optional benefit riders alter the timing or the amount of the payment of distributions under a Qualified Contract, the riders cannot be paid out in violation of the minimum distribution rules of the Code.

It is our understanding that the charges relating to the optional benefit riders are not subject to current taxation and we will not report them as such. However, Treasury or the IRS may determine that these charges should be treated as partial withdrawals subject to current income taxation to the extent of any gain and, if applicable, the 10% tax penalty. We reserve the right to report the rider charges as partial withdrawals if we believe that we would be expected to report them in accordance with Treasury Regulations or IRS guidance.

Required Minimum Distributions

Treasury Regulations provide that you cannot keep assets in Qualified Plans or IRAs indefinitely. Eventually they are required to be distributed; at that time (the Required Beginning Date (RBD)), Required Minimum Distributions (RMDs) are the amount that must be distributed each year. The information below is for Qualified Contracts held in either a Qualified Plan, or IRA, prior to the annuity start date.

Under Section 401 of the Code (for Qualified Plans) and Section 408 of the Code (for IRAs), the entire interest under the Contract must be distributed to the Owner/Annuitant no later than the Owner/Annuitant’s RBD, or distributions over the life of the Owner/Annuitant (or the Owner/Annuitant and his beneficiary) must begin no later than the RBD.

The RBD for distributions from a Qualified Contract maintained for an IRA under Section 408 of the Code is generally April 1 of the calendar year following the year in which the Owner/Annuitant reaches age 72 (or 70 ½ if born prior to July 1, 1949). The RBD for a Qualified Contract maintained for a qualified retirement or pension plan under Section 401 of the Code or a Section 403(b) annuity is

April 1 of the calendar year following the later of the year in which the Owner/Annuitant reaches age 72 (or 70 ½ if born prior to July 1, 1949), or, if the plan so provides, the year in which the Owner/Annuitant retires. There is no RBD for a Roth IRA maintained pursuant to Section 408A of the Code.

The Treasury Regulations require that all IRA holders and Qualified Plan Participants (with one exception discussed below) use the Uniform Lifetime Table to calculate their RMDs.

The Uniform Lifetime Table is based on a joint life expectancy and uses the IRA owner’s actual age and assumes that the beneficiary is 10 years younger than the IRA owner. Note that under these Regulations, the IRA owner does not need to actually have a named beneficiary when they reach the RBD.

The exception noted above is for an IRA owner who has a spouse, who is more than 10 years younger, as the sole beneficiary on the IRA. In that situation, the spouse’s actual age (and life expectancy) will be used in the joint life calculation.

Required Minimum Distributions for Beneficiaries

For Owner/Annuitants who died prior to January 1, 2020, their designated beneficiaries calculate RMDs using the Single Life Table (Table I, Appendix B, Publication 590-B, Distributions from Individual Retirement Arrangements (IRAs)). The table provides a life expectancy factor based on the beneficiary’s age. The account balance is divided by this life expectancy factor to determine the first RMD.  The life expectancy is reduced by one for each subsequent year.

For Owner/Annuitants who die after December 31, 2019, the RMD rules for beneficiaries who inherit an account or IRA are different depending on whether the beneficiary is an “eligible designated beneficiary” or not. An eligible designated beneficiary includes a surviving spouse, a disabled individual, a chronically ill individual, a minor child, or an individual who is not more than 10 years younger than the account owner. Certain trusts created for the exclusive benefit of disabled or chronically ill beneficiaries are included. These eligible designated beneficiaries may take their distributions over the beneficiary’s life expectancy. However, minor children must still take remaining distributions within 10 years of reaching age 18. Additionally, a surviving spouse beneficiary my delay commencement of distributions until the later of the end of the year that the Owner/Annuitant would have attained age 72, or the surviving spouse’s RBD.

Designated beneficiaries, who are not an eligible designated beneficiary, must withdraw the entire account by the 10th calendar year following the death of the Owner/Annuitant.

Non-designated beneficiaries must withdraw the entire account within 5 years of the Owner/Annuitant’s death if distributions have not begun prior to death. For IRA distributions, see Publication 590-B, Distribution from Individual Retirement Arrangements (IRAs).

The CARES Act waived RMDs for 2020. This waiver applies to the Owner/Annuitant, as well as to the Beneficiary of an Inherited IRA. If a Beneficiary was subject to the 5-year rule, he or she can now waive the distribution for 2020, effectively taking distributions over a 6-year period rather than a 5-year period.

Actuarial Value

In accordance with Treasury Regulations, RMDs and Roth IRA conversions may be calculated based on the sum of the contract value and the actuarial value of any additional death benefits and benefits from riders that you have purchased under the Contract. As a result, RMDs and taxes due on Roth IRA Conversions may be larger than if the calculation were based on the contract value only, which may in turn result in an earlier (but not before the required beginning date) distribution under the Contract and an increased amount of taxable income distributed to the contract owner, and a reduction of death benefits and the benefits of any riders.

RMDs and Annuity Options

For retirement plans that qualify under Section 401 or 408 of the Code, the period elected for receipt of RMDs as annuity payments under Annuity Options 2 and 4 generally may be:

•     no longer than the joint life expectancy of the Annuitant and Beneficiary in the year that the Annuitant reaches age 72 (or 70½ if born prior to July 1, 1949), and

•     must be shorter than such joint life expectancy if the Beneficiary is not the Annuitant’s spouse and is more than 10 years younger than the Annuitant.

Under Annuity Option 3, if the Beneficiary is not the Annuitant’s spouse and is more than 10 years younger than the Annuitant, the 66 2/3% and 100% elections specified below may not be available. The restrictions on options for retirement plans that qualify under Sections 401 and 408 also apply to a retirement plan that qualifies under Code Section 403(b) with respect to amounts that accrued after December 31, 1986.

Annuity payments made on or after January 1st of the year the Owner/Annuity turns 72 (or 70½ if born prior to July 1, 1949)are considered RMDs and are therefore not eligible rollover distributions.  The Owner/Annuitant may not request a direct or indirect rollover of any annuity payment made on or after this date.

In order to comply with RMD regulations, some riders or benefits may not be available for your Contract.

IRAs and Qualified Plans

The following is only a general discussion about types of IRAs and Qualified Plans for which the Contracts are available. We are not the administrator of any Qualified Plan. The plan administrator and/or custodian, whichever is applicable, (but not us) is responsible for all Plan administrative duties including, but not limited to, notification of distribution options, disbursement of Plan benefits, compliance regulatory requirements and federal and state tax reporting of income/distributions from the Plan to Plan participants and, if applicable, Beneficiaries of Plan participants and IRA contributions from Plan participants. Our administrative duties are limited to administration of the Contract and any disbursements of any Contract benefits to the Owner, Annuitant, or Beneficiary of the Contract, as applicable. Our tax reporting responsibility is limited to federal and state tax reporting of income/distributions to the applicable payee and IRA contributions from the Owner of a Contract, as recorded on our books and records. The Qualified Plan (the plan administrator or the custodian) is required to provide us with information regarding individuals with signatory authority on the Contract(s) owned. If you are purchasing a Qualified Contract, you should consult with your plan administrator and/or a qualified tax advisor. You should also consult with a qualified tax advisor and/or plan administrator before you withdraw any portion of your Contract Value.

Individual Retirement Annuities (“IRAs”)

In addition to “traditional” IRAs established under Code Section 408, there are SEP IRAs under Code Section 408(k), Roth IRAs governed by Code Section 408A and SIMPLE IRAs established under Code Section 408(p). Also, Qualified Plans under Section 401 or 403(b) of the Code that include after-tax employee contributions may be treated as deemed IRAs subject to the same rules and limitations as traditional IRAs. Contributions to each of these types of IRAs are subject to differing limitations. The following is a very general description of each type of IRA and other Qualified Plans.

Traditional IRAs

Traditional IRAs are subject to limitations on the amount that may be contributed each year, the persons who may be eligible to contribute, when rollovers are available and when distributions must commence. Depending upon the circumstances of the individual, contributions to a traditional IRA may be made on a deductible or non-deductible basis.

Annual contributions are generally allowed for persons who have compensation (as defined by the Code) of at least the contribution amount. Distributions of minimum amounts specified by the Code and Treasury Regulations must commence by April 1 of the calendar year following the calendar year in which you attain age 72 (or 70½ if born prior to July 1, 1949). Failure to make mandatory minimum distributions may result in imposition of a 50% tax penalty on any difference between the required distribution amount and the amount actually distributed. Additional distribution rules apply after your death.

You (or your surviving spouse if you die) may rollover funds (such as proceeds from existing insurance policies, annuity contracts or securities) from certain existing Qualified Plans into your traditional IRA if those funds are in cash. This will require you to liquidate any value accumulated under the existing Qualified Plan. Mandatory withholding of 20% may apply to any rollover distribution from your existing Qualified Plan if the distribution is not transferred directly to your traditional IRA. To avoid this withholding you may wish to have cash transferred directly from the insurance company or plan trustee to your traditional IRA.

SIMPLE IRAs

The Savings Incentive Match Plan for Employees of Small Employers (“SIMPLE Plan”) is a type of IRA established under Code Section 408(p)(2). Depending upon the SIMPLE Plan, employers may make plan contributions into a SIMPLE IRA established by each participant of the SIMPLE Plan. Like other IRAs, a 10% tax penalty is imposed on certain distributions that occur before an employee attains age 59½. In addition, the tax penalty is increased to 25% for amounts received or rolled to another IRA or Qualified Plan during the 2-year period beginning on the date an employee first participated in a qualified salary reduction arrangement pursuant to a SIMPLE Plan maintained by their employer. Contributions to a SIMPLE IRA will generally include employee salary deferral contributions and employer contributions. Distributions from a SIMPLE IRA may be transferred to another SIMPLE IRA tax free or may be eligible for tax free rollover to a traditional IRA, a 403(b), or other Qualified Plan after the required 2-year period.

SEP-IRAs

A Simplified Employee Pension (SEP) is an employer sponsored retirement plan under which employers are allowed to make contributions toward their employees’ retirement, as well as their own retirement (if the employer is self-employed). A SEP is a type of IRA established under Code Section 408(k). Under a SEP, a separate IRA account called a SEP-IRA is set up by or for each eligible employee and the employer makes the contribution to the account. Like other IRAs, a 10% tax penalty is imposed on certain distributions that occur before an employee attains age 59½.

Roth IRAs

Section 408A of the Code permits eligible individuals to establish a Roth IRA. Contributions to a Roth IRA are not deductible, but withdrawals of amounts contributed and the earnings thereon that meet certain requirements are not subject to federal income tax. In general, Roth IRAs are subject to limitations on the amount that may be contributed and the persons who may be eligible to contribute and are subject to certain required distribution rules on the death of the Contract Owner. Unlike a traditional IRA, Roth IRAs are not subject to minimum required distribution rules during the Contract Owner’s lifetime. Generally, however, the amount remaining in a Roth IRA must be distributed by the end of the fifth year after the death of the Contract Owner/Annuitant or distributed over the life expectancy of the Designated Beneficiary. The owner of a traditional IRA may convert a traditional IRA into a Roth IRA under certain circumstances. The conversion of a traditional IRA to a Roth IRA will subject the amount of the converted traditional IRA to federal income tax. Anyone considering the purchase of a Qualified Contract as a Roth IRA or a “conversion” Roth IRA should consult with a qualified tax advisor.

In accordance with recent changes in laws and regulations, at the time of either a full or partial conversion from a Traditional IRA annuity to a Roth IRA annuity, the determination of the amount to be reported as income will be based on the annuity contract’s “fair market value”, which will include all front-end loads and other non-recurring charges assessed in the 12 months immediately preceding the conversion, and the actuarial present value of any additional contract benefits.

One IRA Rollover Per Year

Effective January 1, 2015, the IRS will only permit a taxpayer to complete one 60-day indirect IRA-to-IRA rollover per 12 month period. This means that a taxpayer could not make a 60-day indirect IRA-to-IRA rollover if he or she had made such a rollover involving any of the taxpayer’s IRAs in the preceding 1-year period. The limit will apply by aggregating all of the individual’s IRAs, including SEP and SIMPLE IRAs as well as traditional and Roth IRAs, effectively treating them as one IRA for purposes of the limit. This rule does not affect the ability of an IRA owner to transfer funds from one IRA trustee directly to another, because such a transfer is not a rollover (but rather a direct transfer) and therefore, is not subject to the one-rollover-per-year limitation of Code Section 408(d)(3)(B). For additional information, see IRS Announcements 2014-15 and 2014-32. Always confirm with your own tax advisor whether this rule impacts your circumstances.

401(k) Plans; Pension and Profit-Sharing Plans

Qualified Plans may be established by an employer for certain eligible employees under Section 401 of the Code. These plans may be 401(k) plans, profit-sharing plans, or other pension or retirement plans. Contributions to these plans are subject to limitations. Rollover to other eligible plans may be available. Please consult your Qualified Plans Summary Plan description for more information.

Tax Sheltered Annuities (“TSAs”)

Employees of certain tax-exempt organizations, such as public schools or hospitals, may defer compensation through an eligible plan under Code Section 403(b). Salary deferral amounts received from employers for these employees are excludable from the employees’ gross income (subject to maximum contribution limits). Distributions under these Contracts must comply with certain limitations as to timing, or result in tax penalties. Distributions from amounts contributed to a TSA pursuant to a salary reduction arrangement, may be made from a TSA only upon attaining age 59½, severance from employment, death, disability, or financial hardship. Code Section 403(b) annuity distributions can be rolled over to other Qualified Plans in a manner similar to those permitted by Qualified Plans that are maintained pursuant to Section 401 of the Code.

In accordance with Code Section 403(b) and the regulations, we are required to provide information regarding contributions, withdrawals, and hardship distributions from your Contract to your 403(b) employer or an agent of your 403(b) employer, upon request. In addition, prior to processing your request for certain transactions, we are required to verify certain information about you with your 403(b) employer (or if applicable, former 403(b) employer) which may include obtaining authorization from either your employer or your employer’s third party administrator.

ADDITIONAL INFORMATION

Voting Rights

We are the legal owner of the shares of the Portfolios held by the Subaccounts. We may vote on any matter voted on at shareholders’ meetings of the Funds. However, our current interpretation of applicable law requires us to vote the number of shares attributable to your Variable Account Value (your “voting interest”) in accordance with your directions.

We will pass proxy materials on to you so that you have an opportunity to give us voting instructions for your voting interest. You may provide your instructions by proxy or in person at the shareholders’ meeting. If there are shares of a Portfolio held by a Subaccount for which we do not receive timely voting instructions, we will vote those shares in the same proportion as all other shares of that Portfolio held by that Subaccount for which we have received timely voting instructions. If we do not receive any voting instructions for the shares in a Separate Account, we will vote the shares in that Separate Account in the same proportion as the total votes for all of our separate accounts for which we’ve received timely instructions. If we hold shares of a Portfolio in our General Account, we will vote such shares in the same proportion as the total votes cast for all of our separate accounts, including Separate Account A. We will vote shares of any Portfolio held by our non-insurance affiliates in the same proportion as the total votes for all separate accounts of ours and our insurance affiliates. As a result of proportional voting, the votes cast by a small number of Contract Owners may determine the outcome of a vote.

We may elect, in the future, to vote shares of the Portfolios held in Separate Account A in our own right if we are permitted to do so through a change in applicable federal securities laws or regulations, or in their interpretation.

The number of Portfolio shares that form the basis for your voting interest is determined as of the record date set by the Board of Trustees of the Fund. It is equal to:

•     your Contract Value allocated to the Subaccount corresponding to that Portfolio, divided by

•     the net asset value per share of that Portfolio.

Fractional votes will be counted. We reserve the right, if required or permitted by a change in federal regulations or their interpretation, to amend how we calculate your voting interest.

After your Annuity Date, if you have selected a variable annuity, the voting rights under your Contract will continue during the payout period of your annuity, but the number of shares that form the basis for your voting interest, as described above, will decrease throughout the payout period.

Changes to Your Contract

Contract Owner(s)

Transfer of Contract ownership may involve federal income tax and/or gift tax consequences; you should consult a qualified tax advisor before effecting such a transfer. A change to or from joint Contract ownership is considered a transfer of ownership. If your Contract is Non-Qualified, you may change Contract ownership at any time prior to your Annuity Date. You may name a different Owner or add or remove a Joint Owner. A Contract cannot name more than two Contract Owners at any time. Any newly-named Contract Owners must be under the age of 86 at the time of change or addition. Additionally, further age limitations may apply if the Contract was issued with an optional death benefit rider. The Contract Owner(s) may make all decisions regarding the Contract, including making allocation decisions and exercising voting rights. Transactions under a Contract with Joint Owners require approval from both Owners. Contract ownership changes may change the Return of Investment (ROI) Death Benefit calculations. See DEATH BENEFITS AND OPTIONAL DEATH BENEFIT RIDERS - Death Benefits. Work with your investment advisor prior to making any ownership changes.

If your Contract is Qualified under Code Section 401, the Qualified Plan must be the sole Owner of the Contract and the ownership cannot be changed unless and until a triggering event has been met under the terms of the Qualified Plan. Upon such event, the ownership can only be changed to the Annuitant. If your Contract is Qualified under Code Section 408 and 403(b), you must be the sole Owner of the Contract and no changes can be made.

Annuitant and Contingent or Joint Annuitant

Once your Contract is issued, your sole Annuitant or Joint Annuitants cannot be changed. For certain Contracts, you may only add a Joint Annuitant on the Annuity Date. Certain changes may be permitted in connection with Contingent Annuitants. See ANNUITIZATION – Selecting Your Annuitant. There may be limited exceptions for certain Qualified Contracts.

Beneficiaries

Your Beneficiary is the person(s) or entity who may receive death benefit proceeds under your Contract before the Annuity Date or any remaining annuity payments after the Annuity Date if any Owner (or Annuitant in the case of a Non-Natural Owner) dies. See the DEATH BENEFITS AND OPTIONAL DEATH BENEFIT RIDERS section for additional information regarding death benefit payouts. You may change or remove your Beneficiary or add Beneficiaries at any time prior to the death of any Owner (or Annuitant in the case of a Non-Natural Owner), as applicable. Any change or addition will generally take effect only when we receive all necessary documents, In Proper Form, and we record the change or addition. Any change or addition will not affect any payment made or any other action taken by us before the change or addition was received and recorded. Under our administrative procedures, a signature guarantee and/or other verification of identity or authenticity may be required when processing a claim payable to a Beneficiary.

Spousal consent may be required to change an IRA Beneficiary. If you are considering removing a spouse as a Beneficiary, it is recommended that you consult your legal or tax advisor regarding any applicable state or federal laws prior to requesting the change. If you have named your Beneficiary irrevocably, you will need to obtain that Beneficiary’s consent before making any changes. Qualified Contracts may have additional restrictions on naming and changing Beneficiaries. If your Contract was issued in connection with a Qualified Plan subject to Title I of ERISA, contact your Plan Administrator for details. We require that Contracts issued under Code Section 401 name the Plan as Beneficiary. If the Plan is unable to set up a trust account for Beneficiary payouts, we will pay the designated Plan Beneficiary under certain conditions. If you leave no surviving Beneficiary or Contingent Beneficiary, your estate will receive any death benefit proceeds under your Contract.

Changes to All Contracts

If, in the judgment of our management, continued investment by Separate Account A in one or more of the Portfolios becomes unsuitable or unavailable, we may seek to alter the Variable Investment Options available under the Contracts. We do not expect that a Portfolio will become unsuitable, but unsuitability issues could arise due to changes in investment policies, market conditions, tax laws, or due to marketing or other reasons.

Alterations of Variable Investment Options may take differing forms. We reserve the right to substitute shares of any Portfolio that were already purchased under any Contract (or shares that were to be purchased in the future under a Contract) with shares of another Portfolio, shares of another investment company or series of another investment company, or another investment vehicle. Required approvals of the SEC and the Superintendent of the New York State Department of Financial Services will be obtained before any such substitutions are effected, and you will be notified of any planned substitution.

We may add new Subaccounts to Separate Account A and any new Subaccounts may invest in Portfolios of a Fund or in other investment vehicles. Availability of any new Subaccounts to existing Contract Owners will be determined at our discretion. We will notify you, and will comply with the filing or other procedures established by the Superintendent of the New York State Department of Financial Services, to the extent required by applicable law. We also reserve the right, after receiving any required regulatory approvals, to do any of the following:

•     cease offering any Subaccount;

•     add or change designated investment companies or their portfolios, or other investment vehicles;

•     add, delete or make substitutions for the securities and other assets that are held or purchased by the Separate Account or any Variable Account;

•     permit conversion or exchanges between portfolios and/or classes of contracts based on the Owners’ requests;

•     add, remove or combine Variable Accounts;

•     combine the assets of any Variable Account with any other of our separate accounts or of any of our affiliates;

•     register or deregister Separate Account A or any Variable Account under the 1940 Act;

•     operate any Variable Account as a managed investment company under the 1940 Act, or any other form permitted by law;

•     run any Variable Account under the direction of a committee, board, or other group;

•     restrict or eliminate any voting rights of Owners with respect to any Variable Account or other persons who have voting rights as to any Variable Account;

•     make any changes required by the 1940 Act or other federal securities laws;

•     make any changes necessary to maintain the status of the Contracts as annuities under the Code;

•     make other changes required under federal or state law relating to annuities;

•     suspend or discontinue sale of the Contracts; and

•     comply with applicable law.

Inquiries and Submitting Forms and Requests

You may reach our service representatives at (800) 748-6907 between the hours of 6:00 a.m. and 5:00 p.m., Pacific time on any Business Day.

Please send your forms and written requests or questions to our Service Center:

Pacific Life & Annuity Company

P.O. Box 2829

Omaha, Nebraska 68103-2829

If you are submitting a Purchase Payment or other payment by mail, please send it, along with your application if you are submitting one, to our Service Center at the following address:

Pacific Life & Annuity Company

P.O. Box 2736

Omaha, Nebraska 68103-2736

If you are using an overnight delivery service to send payments, please send them to our Service Center at the following address:

Pacific Life & Annuity Company

6750 Mercy Road, RSD

Omaha, Nebraska 68106

The effective date of certain notices or of instructions is determined by the date and time on which we receive the notice or instructions In Proper Form. In those instances when we receive electronic transmission of the information on the application from your investment advisor’s distribution firm and our administrative procedures with your distribution firm so provide, we consider the application to be received on the Business Day we receive the transmission. In those instances when information regarding your Purchase Payment is electronically transmitted to us by the distribution firm, we will consider the Purchase Payment to be received by us on the Business Day we receive the transmission of the information. Please call us if you or your investment advisor have any questions regarding which address you should use.

We reserve the right to process any Purchase Payment received at an incorrect address when it is received at either the address indicated in your Contract specification pages or the appropriate address indicated in the Prospectus.

Purchase Payments after your initial Purchase Payment, transfer requests, and withdrawal requests we receive before the close of the New York Stock Exchange, which usually closes at 4:00 p.m. Eastern time, will be effective at the end of the same Business Day that we receive them In Proper Form unless the transaction or event is scheduled to occur on another Business Day. Generally, whenever you submit any other form, notice or request, your instructions will be effective on the next Business Day after we receive them In Proper Form unless the transaction or event is scheduled to occur on another Business Day. We may also require, among other things, a signature guarantee or other verification of authenticity. We do not generally require a signature guarantee unless it appears that your signature may have changed over time or the signature does not appear to be yours; or an executed application or confirmation of application, as applicable, In Proper Form is not received by us; or, to protect you or us. Requests regarding death benefit proceeds must be accompanied by both proof of death and instructions regarding payment In Proper Form. You should call your investment advisor or us if you have questions regarding the required form of a request.

Telephone and Electronic Transactions

You are automatically entitled to make certain transactions by telephone or, to the extent available, electronically. You may also authorize other people to make certain transaction requests by telephone or, to the extent available, electronically by sending us instructions in writing in a form acceptable to us. We cannot guarantee that you or any other person you authorize will always be able to reach us to complete a telephone or electronic transaction; for example, all telephone lines may be busy or access to our website may be unavailable during certain periods, such as periods of substantial market fluctuations or other drastic economic or market change, or telephones or the Internet may be out of service or unavailable during severe weather conditions or other emergencies. Under these circumstances, you should submit your request in writing (or other form acceptable to us). Transaction instructions we receive by telephone or electronically before the close of the New York Stock Exchange, which usually closes at 4:00 p.m. Eastern time, on any Business Day will usually be effective at the end of that day, and we will provide you confirmation of each telephone or electronic transaction.

We have established procedures reasonably designed to confirm that instructions communicated by telephone or electronically are genuine. These procedures may require any person requesting a telephone or electronic transaction to provide certain personal identification upon our request. We may also record all or part of any telephone conversation with respect to transaction instructions. We reserve the right to deny any transaction request made by telephone or electronically. You are authorizing us to accept and to act upon instructions received by telephone or electronically with respect to your Contract, and you agree that, so long as we comply with our procedures, neither we, any of our affiliates, nor any Fund, or any of their directors, trustees, officers, employees or agents will be liable for any loss, liability, cost or expense (including attorneys’ fees) in connection with requests that we believe to be genuine. This policy means that so long as we comply with our procedures, you will bear the risk of loss arising out of the telephone or electronic transaction privileges of your Contract. If a Contract has Joint Owners, each Owner may individually make telephone and/or electronic transaction requests.

The authorization to make transactions by telephone or, to the extent available, electronically, will terminate when we receive notification of your death, and telephone or electronic transactions will no longer be accepted.

Electronic Information Consent

Subject to availability, you may authorize us to provide prospectuses, prospectus supplements, reports, annual statements, statements and immediate confirmations, tax forms, proxy solicitations, privacy notice and other notices and documentation in electronic format when available instead of receiving paper copies of these documents by U.S. mail. You may enroll in this service by so indicating on the application, via our Internet website, or by sending us instructions in writing in a form acceptable to us to receive such documents electronically. Not all contract documentation and notifications may be currently available in electronic format. You will continue to receive paper copies of any documents and notifications not available in electronic format by U.S. mail. For jointly owned contracts, both owners are consenting to receive information electronically. Documents will be available on our Internet website. As documents become available, we will notify you of this by sending you an e-mail message that will include instructions on how to retrieve the document. You must have ready access to a computer with Internet access, an active e-mail account to receive this information electronically, and the ability to read and retain it. You may access and print all documents provided through this service.

If you plan on enrolling in this service, or are currently enrolled, please note that:

•     There is no charge for electronic delivery, although your Internet provider may charge for Internet access.

•     You should provide a current e-mail address and notify us promptly when your e-mail address changes.

•     You should update any e-mail filters that may prevent you from receiving e-mail notifications from us.

•     You may request a paper copy of the information at any time for no charge, even though you consented to electronic delivery, or if you decide to revoke your consent.

•     For jointly owned contracts, all information will be provided to the e-mail address that is provided to us.

•     Electronic delivery will be cancelled if e-mails are returned undeliverable.

•     This consent will remain in effect until you revoke it.

If you are currently enrolled in this service, please call (800) 748-6907 if you would like to revoke your consent, wish to receive a paper copy of the information above, or need to update your e-mail address. You may opt out of electronic delivery at any time.

Timing of Payments and Transactions

For withdrawals, including exchanges under Code Section 1035 and other Qualified transfers, from the Variable Investment Options or for death benefit payments attributable to your Variable Account Value, we will normally send the proceeds within 7 calendar days after your request is effective or after the Notice Date, as the case may be. We will normally effect periodic annuity payments on the day that corresponds to the Annuity Date and will make payment on the following Business Day. Payments or transfers may be suspended for a longer period under certain extraordinary circumstances. These include: a closing of the New York Stock Exchange other than on a regular holiday or weekend; a trading restriction imposed by the SEC; or an emergency declared by the SEC. Payments (including fixed annuity payments), withdrawals or transfers from the General Account may be delayed for up to six months after the request is effective. See THE GENERAL ACCOUNT for more details.

Confirmations, Statements and Other Reports to Contract Owners

Confirmations will be sent out for unscheduled Purchase Payments and transfers, unscheduled partial withdrawals, and a full withdrawal. Periodically, we will send you a statement that provides certain information pertinent to your Contract. These statements disclose Contract Value, Subaccount values, fees and charges applied to your Contract Value, transactions made and specific Contract data that apply to your Contract. Confirmations of your transactions under the pre-authorized investment program, dollar cost averaging, portfolio rebalancing, and pre-authorized withdrawal options will appear on your quarterly account statements. Your fourth-quarter statement will contain annual information about your Contract Value and transactions. You may also access these statements online.

If you suspect an error on a confirmation or quarterly statement, you must notify us in writing as soon as possible, preferably within 90 calendar days from receiving the transaction confirmation or if the transaction is first confirmed on the quarterly statement, within 90 calendar days of receiving the quarterly statement.

You will also be sent an annual and semi-annual report (shareholder reports) for the Funds and a list of the securities held in each Portfolio of the Funds, as required by the 1940 Act; or more frequently if required by law.

Contract Owner Mailings. To help reduce expenses, environmental waste and the volume of mail you receive, only one copy of Contract Owner documents (such as the prospectus, supplements, announcements, and each annual and semi-annual report) may be mailed to Contract Owners who share the same household address (Householding). If you are already participating, you may opt out by contacting us. Please allow 30 calendar days for regular delivery to resume. You may also elect to participate in Householding by writing or calling us. The current documents are available on our website any time or an individual copy of any of these documents may be requested – see the last page of this Prospectus for more information.

Cybersecurity

Our business is highly dependent upon the effective operation of our computer systems and those of our business partners. As a result, our business is potentially susceptible to operational and information security risks associated with the technologies, processes and practices designed to protect networks, systems, computers, programs and data from attack, damage or unauthorized access. These risks include, among other things, the theft, loss, misuse, corruption and destruction of data maintained online or digitally, denial of service on websites and other operational disruption, and unauthorized release of confidential customer information. Cyber-attacks affecting us, any third party administrator, the underlying Funds, intermediaries, and other affiliated or third-party service providers may adversely affect us and your Contract Value. For instance, cyber-attacks may interfere with contract transaction processing, including the processing of orders from our website or with the underlying Funds; impact our ability to calculate Accumulated Unit Values, Subaccount Unit Values or an underlying Fund to calculate a net asset value; cause the release and possible destruction of confidential customer or business information; impede order processing; subject us and/or our service providers and intermediaries to regulatory fines and financial losses; and/or cause reputational damage. Cybersecurity risks may also impact the issuers of securities in which the underlying Funds invest, which may cause the Funds underlying your Contract to lose value. The constant change in technologies and increased sophistication and activities of hackers and others, continue to pose new and significant cybersecurity threats. While measures have been developed that are designed to reduce cybersecurity risks, there can be no guarantee or assurance that we, the underlying Funds, or our service providers will not suffer losses affecting your Contract due to cyber-attacks or information security breaches in the future.

Distribution Arrangements

PSD, a broker-dealer and an affiliate of ours, pays various forms of compensation to distribution firms (including other affiliates) that solicit applications for the Contracts. PSD also may reimburse other expenses associated with the promotion and solicitation of applications for the Contracts. Distribution firms and/or investment advisors will receive no commissions from PSD based on either Purchase Payments or on Account Value.

Additional Compensation and Revenue Sharing

To the extent permitted by SEC and FINRA rules and other applicable laws and regulations, selling distribution firms may receive additional payments in the form of cash, other special compensation or reimbursement of expenses, sometimes called “revenue sharing”. These additional compensation or reimbursement arrangements may include, for example, payments in connection with the firm’s “due diligence” examination of the contracts, payments for providing conferences or seminars, sales or training programs for invited investment advisors and other employees, payments for travel expenses, including lodging, incurred by investment advisors and other employees for such seminars or training programs, seminars for the public, advertising and sales campaigns regarding the Contracts, and payments to assist a firm in connection with its administrative systems, operations and marketing expenses and/or other events or activities sponsored by the firms. Subject to applicable FINRA rules and other applicable laws and regulations, PSD and its affiliates may contribute to, as well as sponsor, various educational programs or promotions in which participating firms and their salespersons may receive prizes such as merchandise, cash, or other awards. Such additional compensation may give us greater access to investment advisors of the distribution firms that receive such compensation or may otherwise influence the way that a distribution firm and investment advisor market the Contracts.

These arrangements may not be applicable to all firms, and the terms of such arrangements may differ between firms. We provide additional information on special compensation or reimbursement arrangements involving selling firms and other financial institutions in the Statement of Additional Information, which is available upon request. Any such compensation will not result in any additional direct charge to you by us.

The compensation and other benefits provided by PSD or its affiliates may be more or less than the overall compensation on similar or other products. This may influence your investment advisor or distribution firm to present this Contract over other investment vehicles available in the marketplace. You may ask your investment advisor about these differing and divergent interests, how he/she is personally compensated and how his/her distribution firm is compensated for soliciting applications for the Contract.

Service Arrangements

We have entered into services agreements with certain Funds, or Fund affiliates, which pay us for administrative and other services, including, but not limited to, certain communications and support services. The fees are based on an annual percentage of average daily net assets of certain Fund portfolios purchased by us at Contract Owner’s instructions. Currently, the fees received do not exceed an annual percentage of 0.25% and each Fund (or Fund affiliate) may not pay the same annual percentage (some may pay significantly less). Because we receive such fees, we may be subject to competing interests in making these Funds available as Investment Options under the Contracts.

American Century Services, LLC pays us for each American Century Variable Portfolios, Inc. portfolio (Class I) held by our separate accounts. BlackRock Distributors, Inc. pays us for each BlackRock Variable Series Funds, Inc. (including Fund I and II) portfolio (Class I) held by our separate accounts. Fidelity Distributors Corporation pays us for each Fidelity® Variable Insurance Products Fund portfolio (Initial Class) held by our separate accounts. Franklin Templeton Services, LLC pays us for each Franklin Templeton Variable Insurance Products Trust portfolio (Class 1) held by our separate accounts. Goldman Sachs Asset Management, L.P. pays us for each Goldman Sachs Variable Insurance Trust portfolio (Institutional Shares) held by our separate accounts. Invesco Advisers, Inc. and its affiliates pay us for each AIM Variable Insurance Funds (Invesco Variable Insurance Funds) portfolio (Series I) held by our separate accounts. Janus Capital Management LLC, pays us for each Janus Aspen Series portfolio (Institutional Shares) held by our separate accounts. JPMorgan Investment Management Inc. pays us for each JPMorgan Insurance Trust portfolio (Class 1) held by our separate accounts. Legg Mason Investor Services, LLC, pays us for each Legg Mason Partners Variable Income Trust portfolio (Class I) held by our separate accounts. Massachusetts Financial Services Company pays us for each MFS Variable Insurance Trust (including Trust I and II) portfolio (Initial Class) held by our separate accounts. Pacific Investment Management Company LLC pays us for each PIMCO Variable Insurance Trust portfolio (Institutional Class) held by our separate accounts.  T. Rowe Price Associates, Inc. pays us for each T. Rowe Price Equity Series, Inc. portfolio (Class I) held by our separate accounts.

Replacement of Life Insurance or Annuities

The term “replacement” has a special meaning in the life insurance industry and is described more fully below. Before you make your purchase decision, we want you to understand how a replacement may impact your existing plan of insurance.

A policy “replacement” occurs when a new policy or contract is purchased and, in connection with the sale, an existing policy or contract is surrendered, lapsed, forfeited, assigned to the replacing insurer, otherwise terminated, or used in a financed purchase. A “financed purchase” occurs when the purchase of a new life insurance policy or annuity contract involves the use of funds obtained from the values of an existing life insurance policy or annuity contract through withdrawal, surrender or loan.

There are circumstances in which replacing your existing life insurance policy or annuity contract can benefit you. As a general rule, however, replacement is not in your best interest. Accordingly, you should make a careful comparison of the costs and benefits of your existing policy or contract and the proposed policy or contract to determine whether replacement is in your best interest.

Reinstatements

If we are the issuer of a Contract that is being replaced, we will reinstate the original Contract within 60 calendar days of the date of delivery of the replacing contract if the Owner decides to keep the original Contract and:

•     we receive notification that the replacing contract has been cancelled, including the date of cancellation, and

•     the replacing insurer processes a check and forwards it to us.

The original Contract will be reinstated with its original provisions and the amount of the check will be credited to the Contract on the date that all requirements are received In Proper Form. If any charges or fees were deducted from the Contract Value at the time the Contract was replaced, these charges and fees will be credited to the Contract at the time of the reinstatement. Any charges or fees that were scheduled to be processed between the date that the Contract was replaced and the date we completed the reinstatement will be assessed upon completion of the reinstatement processing.

Financial Statements

PL&A’s financial statements and the financial statements of Separate Account A are contained in the Statement of Additional Information.

Rule 12h-7 Representation

In reliance on the exemption provided by Rule 12h-7 of the Securities Exchange Act of 1934 (“34 Act”), we do not intend to file periodic reports as required under the 34 Act.

THE GENERAL ACCOUNT

General Information

We have contracted with Pacific Life to manage our General Account assets, subject to investment policies, objectives, directions, and guidelines established by our Board. You will not share in the investment experience of General Account assets. Unlike the Separate Account, the General Account is subject to liabilities arising from any of our other business. Any guarantees provided for under the contract or through optional death benefit riders are backed by our financial strength and claims-paying ability. You must look to the strength of the insurance company with regard to such guarantees. Payments (including fixed annuity payments), withdrawals or transfers from the General Account may be delayed for up to six months after the request is effective.

CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

PERFORMANCE

Total Returns

Yields

Performance Comparisons and Benchmarks

Power of Tax Deferral

DISTRIBUTION OF THE CONTRACTS

Pacific Select Distributors, LLC (PSD)

THE CONTRACTS AND THE SEPARATE ACCOUNT

Calculating Subaccount Unit Values

Variable Annuity Payment Amounts

Redemptions of Remaining Guaranteed Variable Payments Under Options 2 and 4

Corresponding Dates

Age and Sex of Owner and Annuitant

Systematic Transfer Programs

Pre-Authorized Withdrawals

More on Federal Tax Issues

Safekeeping of Assets

FINANCIAL STATEMENTS

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND INDEPENDENT AUDITORS

You can receive a copy of the Pacific Advisory Variable Annuity SAI without charge by calling us at (800) 748-6907 or you can visit our website at www.pacificlife.com to download a copy.

RETURN OF INVESTMENT (ROI) DEATH BENEFIT

SAMPLE CALCULATIONS APPENDIX

The examples provided are based on certain hypothetical assumptions and are for example purposes only. Where Contract Value is reflected, the examples do not assume any specific return percentage. They have been provided to assist in understanding the death benefit amount provided under the optional Return of Investment (ROI) Death Benefit  and to demonstrate how Purchase Payments and withdrawals made from the Contract may affect the values and benefits. There may be minor differences in the calculations due to rounding. These examples are not intended to reflect what your actual death benefit proceeds will be or serve as projections of future investment returns nor are they a reflection of how your Contract will actually perform.

Under the base Contract (no optional death benefit riders selected), the Death Benefit Amount is equal to the Contract Value.

THE EXAMPLES BELOW ASSUME NO OWNER CHANGE OR AN OWNER CHANGE TO THE PREVIOUS OWNER’S SPOUSE AND ASSUMES WITHDRAWALS MADE FOR ADVISORY FEES.

Return of Investment Death Benefit

The values shown below are based on the following assumptions:

•     Initial Purchase Payment = $100,000

•     Rider Effective Date = Contract Date

•     A subsequent Purchase Payment of $25,000 is received in Contract Year 3.

•     A withdrawal of $36,000 is taken during Contract Year 6 which includes a withdrawal of $1,000 for advisory fees that did not exceed 1.5% of the Contract Value in a calendar year.

•     A withdrawal of $10,000 is taken during Contract Year 11.

•     A withdrawal of $2,000 for advisory fees is taken during Contract Year 13 and a portion of the withdrawal did exceed 1.5% of the Contract Value in a calendar year (Excess Advisory Fee).

Beginning of Contract Year	Purchase Payments Received	Withdrawal Amount	Contract Value[1]	Total Adjusted Purchase Payments[1]
1	$100,000		$100,000	$100,000
2			$103,000	$100,000
3			$106,090	$100,000
Activity	$25,000		$133,468	$125,000
4			$134,458	$125,000
5			$138,492	$125,000
6			$142,647	$125,000
Activity		$36,000	$108,844	$94,800
7			$111,666	$94,800
8			$103,850	$94,800
9			$96,580	$94,800
10			$89,820	$94,800
11			$83,530	$94,800
Activity		$10,000	$73,530	$83,453
12			$68,383	$83,453
13			$63,596	$83,453

Beginning of Contract Year	Purchase Payments Received	Withdrawal Amount	Contract Value[1]	Total Adjusted Purchase Payments[1]
Activity		$2,000	$61,596	$82,085
14 Death Occurs			$59,144	$82,085

1The greater of the Contract Value or the Total Adjusted Purchase Payments represents the Death Benefit Amount.

On the Rider Effective Date, the initial values are set as follows:

•     Total Adjusted Purchase Payment = Initial Purchase Payment = $100,000

•     Contract Value = Initial Purchase Payment = $100,000

During Contract Year 3, an additional Purchase Payment of $25,000 was made. The Total Adjusted Purchase Payment amount increased to $125,000. The Contract Value increased to $133,468.

During Contract Year 6, a withdrawal of $36,000 (which included $1,000 for investment advisory fees) was made. This withdrawal reduced the Total Adjusted Purchase Payment amount on a pro rata basis to $94,800 and decreased the Contract Value to $108,844. Numerically, the new Total Adjusted Purchase Payment amount is calculated as follows:

First, determine the Pro Rata Reduction. The percentage is the withdrawal amount divided by the Contract Value prior to the withdrawal ($144,844, which equals the $108,844 Contract Value after the withdrawal plus the $35,000 withdrawal amount). Numerically, the percentage is 24.16% ($35,000 ÷ $144,844 = 0.2416 or 24.16%). Since the $1,000 advisory fee withdrawn is less than 1.5% of the Contract Value, the $1,000 is not treated as a withdrawal for purposes of the Pro Rata Reduction calculation.

Second, determine the new Total Adjusted Purchase Payment amount. The Total Adjusted Purchase Payment amount prior to the withdrawal is multiplied by 1 less the Pro Rata Reduction determined above. Numerically, the new Total Adjusted Purchase Payment amount is $94,800 (Total Adjusted Purchase Payment amount prior to the withdrawal × (1 - Pro Rata Reduction); $125,000 × (1 - 24.16%); $125,000 × 75.84% = $94,800).

During Contract Year 11, a withdrawal of $10,000 was made which did not include a withdrawal for any advisory fees. This withdrawal reduced the Total Adjusted Purchase Payment amount on a pro rata basis to $83,453 and decreased the Contract Value to $73,530. Numerically, the new Total Adjusted Purchase Payment amount is calculated as follows:

First, determine the Pro Rata Reduction. The percentage is the withdrawal amount divided by the Contract Value prior to the withdrawal ($83,530, which equals the $73,530 Contract Value after the withdrawal plus the $10,000 withdrawal amount). Numerically, the percentage is 11.97% ($10,000 ÷ $83,530 = 0.1197 or 11.97%).

Second, determine the new Total Adjusted Purchase Payment amount. The Total Adjusted Purchase Payment amount prior to the withdrawal is multiplied by 1 less the Pro Rata Reduction determined above. Numerically, the new Total Adjusted Purchase Payment amount is $83,453 (Total Adjusted Purchase Payment prior to the withdrawal × (1 - Pro Rata Reduction); $94,800 × (1 - 11.97%); $94,800 × 88.03% = $83,453).

During Contract Year 13, a withdrawal of $2,000 was requested by the Owner to pay investment advisory fees. 1.5% of the Contract Value before the withdrawal is $954 (Contract Value of $63,596 x 1.5% = $954). The withdrawal amount for advisory fees in excess of the allowed 1.5% is $1,046 ($2,000 - $954 = $1,046) (Excess Advisory Fee). The amount in excess of the 1.5% ($1,046) will reduce the Total Adjusted Purchase Payment amount on a pro rata basis to $82,085. Numerically, the new Total Adjusted Purchase Payment amount is calculated as follows:

First, determine the Pro Rata Reduction. The percentage is the withdrawal amount greater than 1.5% ($1,046) divided by the Contract Value prior to the withdrawal ($63,596, which equals the $61,596 Contract Value after the withdrawal plus the $2,000 withdrawal amount). Numerically, the percentage is 1.64% ($1,046 ÷ $63,596 = 0.0164 or 1.64%).

Second, determine the new Total Adjusted Purchase Payment amount. The Total Adjusted Purchase Payment amount prior to the withdrawal is multiplied by 1 less the Pro Rata Reduction determined above. Numerically, the new Total Adjusted Purchase Payment amount is $82,085 (Total Adjusted Purchase Payment prior to the withdrawal × (1 - Pro Rata Reduction); $83,453 × (1 - 1.64%); $83,453 × 98.36% = $82,085).

During Contract Year 14, death occurs. The Death Benefit Amount under the Return of Investment (ROI) Death Benefit will be the Total Adjusted Purchase Payments ($82,085) because that amount is greater than the Contract Value ($59,144).

Using the table above, if death occurred in Contract Year 7, the Death Benefit Amount under the Return of Investment (ROI) Death Benefit would be the Contract Value ($111,666) because that amount is greater than the Total Adjusted Purchase Payment of $94,800.

THE EXAMPLES BELOW ASSUME OWNER CHANGE TO SOMEONE OTHER THAN PREVIOUS OWNER’S SPOUSE, TO A TRUST OR NON-NATURAL ENTITY WHERE THE OWNER AND ANNUITANT ARE NOT THE SAME PERSON PRIOR TO THE CHANGE OR IF AN OWNER IS ADDED THAT IS NOT A SPOUSE OF THE OWNER; NO ASSUMPTIONS FOR ADVISORY FEE WITHDRAWALS.

Return of Investment (ROI) Death Benefit

The values shown below are based on the following assumptions:

•     Initial Purchase Payment = $100,000

•     Rider Effective Date = Contract Date

•     A subsequent Purchase Payment of $25,000 is received in Contract Year 3.

•     A withdrawal of $35,000 is taken during Contract Year 6.

•     Owner change to someone other than previous Owner’s Spouse during Contract Year 8.

•     A withdrawal of $10,000 is taken during Contract Year 11.

•     No withdrawals for Advisory Fees are taken.

Beginning of Contract Year	Purchase Payments Received	Withdrawal Amount	Contract Value[1]	Total Adjusted Purchase Payments[1]
1	$100,000		$100,000	$100,000
2			$103,000	$100,000
3			$106,090	$100,000
Activity	$25,000		$133,468	$125,000
4			$134,458	$125,000
5			$138,492	$125,000
6			$142,647	$125,000
Activity		$35,000	$110,844	$95,000
7			$111,666	$95,000
8			$103,850	$95,000
Owner Change			$100,735	$95,000
9			$96,580	$95,000
10			$89,820	$95,000
11			$83,530	$95,000
Activity		$10,000	$73,530	$83,629
12			$68,383	$83,629
13			$63,596	$83,629
14 Death Occurs			$59,144	$83,629

1The greater of the Contract Value or the Total Adjusted Purchase Payments represents the Death Benefit Amount.

On the Rider Effective Date, the initial values are set as follows:

•     Total Adjusted Purchase Payment = Initial Purchase Payment = $100,000

•     Contract Value = Initial Purchase Payment = $100,000

During Contract Year 3, an additional Purchase Payment of $25,000 was made. The Total Adjusted Purchase Payment amount increased to $125,000. The Contract Value increased to $133,468.

During Contract Year 6, a withdrawal of $35,000 was made. This withdrawal reduced the Total Adjusted Purchase Payment amount on a pro rata basis to $95,000 and decreased the Contract Value to $110,844. Numerically, the new Total Adjusted Purchase Payment amount is calculated as follows:

First, determine the Pro Rata Reduction. The percentage is the withdrawal amount divided by the Contract Value prior to the withdrawal ($145,844, which equals the $110,844 Contract Value after the withdrawal plus the $35,000 withdrawal amount). Numerically, the percentage is 24.00% ($35,000 ÷ $145,844 = 0.2400 or 24.00%).

Second, determine the new Total Adjusted Purchase Payment amount. The Total Adjusted Purchase Payment amount prior to the withdrawal is multiplied by 1 less the Pro Rata Reduction determined above. Numerically, the new Total Adjusted Purchase Payment amount is $95,000 (Total Adjusted Purchase Payment amount prior to the withdrawal × (1 - Pro Rata Reduction); $125,000 × (1 - 24.00%); $125,000 × 76.00% = $95,000).

During Contract Year 8, an Owner change to someone other than the previous Owner’s spouse occurred. The Total Adjusted Purchase Payments on the effective date of the Owner change (the “Change Date”) will be reset to equal the lesser of the Contract Value as of the Change Date or the Total Adjusted Purchase Payments as of the Change Date. Numerically, the Total Adjusted Purchase Payments amount will be $95,000 since the Total Adjusted Purchase Payments as of the Change Date ($95,000) is less than the Contract Value as of the Change Date ($100,735).

After the Change Date, the Total Adjusted Purchase Payments will be increased by any Purchase Payments made after the Change Date and will be reduced by any Pro Rata Reduction for withdrawals made after the Change Date.

During Contract Year 11, a withdrawal of $10,000 was made. This withdrawal reduced the Total Adjusted Purchase Payments amount on a pro rata basis to $83,629 and decreased the Contract Value to $73,530. Numerically, the new Total Adjusted Purchase Payments amount is calculated as follows:

First, determine the Pro Rata Reduction. The percentage is the withdrawal amount divided by the Contract Value prior to the withdrawal ($83,530, which equals the $73,530 Contract Value after the withdrawal plus the $10,000 withdrawal amount). Numerically, the percentage is 11.97% ($10,000 ÷ $83,530 = 0.1197 or 11.97%).

Second, determine the new Total Adjusted Purchase Payments amount. The Total Adjusted Purchase Payments amount prior to the withdrawal is multiplied by 1 less the Pro Rata Reduction determined above. Numerically, the new Total Adjusted Purchase Payments amount is $83,629 (Total Adjusted Purchase Payments amount prior to the withdrawal x (1 - Pro Rata Reduction); $95,000 x (1 - 11.97%); $95,000 x 88.03% = $83,629).

During Contract Year 14, death occurs. The Death Benefit Amount under the Investment (ROI) Payments Death Benefit will be the Total Adjusted Purchase Payments ($83,629) because that amount is greater than the Contract Value ($59,144).

Using the table above, if death occurred in Contract Year 7, the Death Benefit Amount under the Return of Investment (ROI) Death Benefit would be the Contract Value ($111,666) because that amount is greater than the Total Adjusted Purchase Payment of $95,000.

FINANCIAL HIGHLIGHTS (CONDENSED FINANCIAL INFORMATION)

As of December 31, 2019, no contracts were issued.  As a result, no condensed financial information is included in this Prospectus.

WHERE TO GO FOR MORE INFORMATION

You will find more information about this variable annuity contract and Separate Account A in the Statement of Additional Information (SAI) dated [     ], 2020.

The SAI has been filed with the SEC and is considered to be part of this Prospectus because it is incorporated by reference. The contents of the SAI are described in this Prospectus – see the Table of Contents.

You can get a copy of the SAI at no charge by visiting our website, calling or writing to us, or by contacting the SEC. The SEC may charge you a fee for this information.

The Pacific Advisory Variable Annuity Contract is offered by Pacific Life & Annuity Company, 700 Newport Center Drive. P.O. Box 9000, Newport Beach, California 92660.

If you have any questions about the Contract, please ask your investment advisor or contact us.

How to Contact Us

Call or write our Service Center at:

Pacific Life & Annuity Company
P.O. Box 2829
Omaha, Nebraska 68103-2829

Contract Owners: (800) 748-6907

6 a.m. through 5 p.m. Pacific time

Send Purchase Payments, other payments and application forms to our Service Center at the following address:

By mail
Pacific Life & Annuity Company
P.O. Box 2736
Omaha, Nebraska 68103-2736

By overnight delivery service
Pacific Life & Annuity Company
6750 Mercy Road, RSD
Omaha, Nebraska 68106

How to Contact the SEC

Commission’s Public Reference Section

100 F Street, NE

Washington, D.C. 20549

(202) 551-8090

Website: www.sec.gov

e-mail: publicinfo@sec.gov

FINRA Public Disclosure Program

The Financial Industry Regulatory Authority (FINRA) provides investor protection education through its website and printed materials. The FINRA regulation website address is www.finra.org. An investor brochure that includes information describing the BrokerCheck program may be obtained from FINRA. The FINRA BrokerCheck hotline number is (800) 289-9999. FINRA does not charge a fee for the BrokerCheck program services.

STATEMENT OF ADDITIONAL INFORMATION

[    ], 2020

PACIFIC ADVISORY VARIABLE ANNUITY

SEPARATE ACCOUNT A

Pacific Advisory Variable Annuity (the “Contract”) is a variable annuity contract offered by Pacific Life & Annuity Company (“PL&A”).

This Statement of Additional Information (“SAI”) is not a Prospectus and should be read in conjunction with the Contract’s Prospectus, dated [     ], 2020, and any supplement thereto, which is available without charge upon written or telephone request to PL&A or by visiting our website at www.pacificlife.com. Terms used in this SAI have the same meanings as in the Prospectus, and some additional terms are defined particularly for this SAI. This SAI is incorporated by reference into the Contract’s Prospectus.

Pacific Life & Annuity Company

Mailing address: P.O. Box 2829

Omaha, Nebraska 68103-2829

(800) 748-6907

TABLE OF CONTENTS

PERFORMANCE	1

Total Returns	1
Yields	2
Performance Comparisons and Benchmarks	3
Power of Tax Deferral	4

DISTRIBUTION OF THE CONTRACTS	4

Pacific Select Distributors, LLC (PSD)	4

THE CONTRACTS AND THE SEPARATE ACCOUNT	6

Calculating Subaccount Unit Values	6
Variable Annuity Payment Amounts	6
Redemptions of Remaining Guaranteed Variable Payments Under Options 2 and 4	8
Corresponding Dates	9
Age and Sex of Owner and Annuitant	9
Systematic Transfer Programs	9
Pre-Authorized Withdrawals	11
More on Federal Tax Issues	11
Safekeeping of Assets	12

FINANCIAL STATEMENTS	12

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND INDEPENDENT AUDITORS	12

i

PERFORMANCE

From time to time, our reports or other communications to current or prospective Contract Owners or our advertising or other promotional material may quote the performance (yield and total return) of a Subaccount. Quoted results are based on past performance and reflect the performance of all assets held in that Subaccount for the stated time period. Quoted results are neither an estimate nor a guarantee of future investment performance, and do not represent the actual experience of amounts invested by any particular Contract Owner.

Total Returns

A Subaccount may advertise its “average annual total return” over various periods of time. “Total return” represents the average percentage change in value of an investment in the Subaccount from the beginning of a measuring period to the end of that measuring period. “Annualized” total return assumes that the total return achieved for the measuring period is achieved for each full year period. “Average annual” total return is computed in accordance with a standard method prescribed by the SEC, and is also referred to as “standardized return.”

The average annual total return and the yields referenced below do not reflect any advisory fee paid to an investment advisor from Contract Value, and if such fees were reflected, performance would be lower.

Average Annual Total Return

To calculate a Subaccount’s average annual total return for a specific measuring period, we first take a hypothetical $1,000 investment in that Subaccount, at its applicable Subaccount Unit Value (the “initial payment”) and we compute the ending redeemable value of that initial payment at the end of the measuring period based on the investment experience of that Subaccount (“full withdrawal value”). The full withdrawal value reflects the effect of all recurring Contract fees and charges applicable to a Contract Owner under the Contract, including the asset-based Risk Charge, the asset-based Administrative Fee, the asset-based Platform Fee, but does not reflect any charges for applicable premium taxes and/or any other taxes, any non-recurring fees or charges, or any increase in the Risk Charge for an optional Death Benefit Rider. The redeemable value is then divided by the initial payment and this quotient is raised to the 365/N power (N represents the number of days in the measuring period), and 1 is subtracted from this result. Average annual total return is expressed as a percentage.

T = (ERV/P)(365/N) – 1

where T = average annual total return

ERV = ending redeemable value

P = hypothetical initial payment of $1,000

N = number of days

Average annual total return figures will be given for recent 1-, 3-, 5- and 10-year periods (if applicable), and may be given for other periods as well (such as from commencement of the Subaccount’s operations, or on a year-by-year basis).

When considering “average” total return figures for periods longer than one year, it is important to note that the relevant Subaccount’s annual total return for any one year in the period might have been greater or less than the average for the entire period.

Aggregate Total Return

A Subaccount may use “aggregate” total return figures along with its “average annual” total return figures for various periods; these figures represent the cumulative change in value of an investment in the Subaccount for a specific period. Aggregate total returns may be shown by means of schedules, charts or graphs and may indicate subtotals of the various components of total return. The SEC has not prescribed standard formulas for calculating aggregate total return.

1

Non-Standardized Total Returns

We may also calculate non-standardized total returns which may or may not reflect any increases in Risk Charge for an optional Death Benefit Rider, charges for premium taxes and/or any other taxes, or any non-recurring fees or charges.

Standardized return figures will always accompany any non-standardized returns shown.

Yields

Fidelity® VIP Government Money Market Subaccount

The “yield” (also called “current yield”) of the Fidelity® VIP Government Money Market Subaccount is computed in accordance with a standard method prescribed by the SEC. The net change in the Subaccount’s Unit Value during a seven-day period is divided by the Unit Value at the beginning of the period to obtain a base rate of return. The current yield is generated when the base rate is “annualized” by multiplying it by the fraction 365/7; that is, the base rate of return is assumed to be generated each week over a 365-day period and is shown as a percentage of the investment. The “effective yield” of the Fidelity® VIP Government Money Market Subaccount is calculated similarly but, when annualized, the base rate of return is assumed to be reinvested. The effective yield will be slightly higher than the current yield because of the compounding effect of this assumed reinvestment.

The formula for effective yield is: [(Base Period Return + 1) (To the power of 365/7)] - 1.

Realized capital gains or losses and unrealized appreciation or depreciation of the assets of the underlying Fidelity® VIP Government Money Market Portfolio are not included in the yield calculation. Current yield and effective yield do not reflect the deduction of charges for any applicable premium taxes and/or any other taxes, any increase in the Risk Charge for an optional Death Benefit Rider, or any non-recurring fees or charges, but do reflect a deduction for the asset-based Risk Charge, the asset-based Administrative Fee, and the asset-based Platform Fee.

Other Subaccounts

“Yield” of the other Subaccounts is computed in accordance with a different standard method prescribed by the SEC. The net investment income (investment income less expenses) per Subaccount Unit earned during a specified one-month or 30-day period is divided by the Subaccount Unit Value on the last day of the specified period. This result is then annualized (that is, the yield is assumed to be generated each month or each 30-day period for a year), according to the following formula, which assumes semi-annual compounding:

YIELD = 2*[ (	a–b	+ 1)[6]-1]
c*d

where: a = net investment income earned during the period by the Portfolio attributable to the Subaccount.

b = expenses accrued for the period (net of reimbursements).

c = the average daily number of Subaccount Units outstanding during the period that were entitled to receive dividends.

d = the Unit Value of the Subaccount Units on the last day of the period.

The yield of each Subaccount reflects the deduction of all recurring fees and charges applicable to the Subaccount, such as the asset-based Risk Charge, the asset-based Administrative Fee, the asset-based Platform Fee, but does not reflect any charge for applicable premium taxes and/or any other taxes, increase in the Risk Charge for an optional Death Benefit Rider, or any non-recurring fees or charges.

The Subaccounts’ yields will vary from time to time depending upon market conditions, the composition of each Portfolio and operating expenses of the Fund allocated to each Portfolio. Consequently, any given performance quotation should not be considered representative of the Subaccount’s performance in the future. Yield should also be considered relative to changes in Subaccount Unit Values and to the relative risks associated with the investment policies and objectives of the various Portfolios. In addition, because performance will fluctuate, it may not provide a basis for comparing the yield of a Subaccount with certain bank deposits or other investments that pay a fixed yield or return for a stated period of time.

2

Performance Comparisons and Benchmarks

In advertisements and sales literature, we may compare the performance of some or all of the Subaccounts to the performance of other variable annuity issuers in general and to the performance of particular types of variable annuities investing in mutual funds, or series of mutual funds, with investment objectives similar to each of the Subaccounts. This performance may be presented as averages or rankings compiled by Lipper Analytical Services, Inc. (“Lipper”), or Morningstar, Inc. (“Morningstar”), which are independent services that monitor and rank the performance of variable annuity issuers and mutual funds in each of the major categories of investment objectives on an industry-wide basis. Lipper’s rankings include variable life issuers as well as variable annuity issuers. The performance analyses prepared by Lipper and Morningstar rank such issuers on the basis of total return, assuming reinvestment of dividends and distributions, but do not take sales charges, redemption fees or certain expense deductions at the separate account level into consideration. In addition, Morningstar prepares risk adjusted rankings, which consider the effects of market risk on total return performance. We may also compare the performance of the Subaccounts with performance information included in other publications and services that monitor the performance of insurance company separate accounts or other investment vehicles. These other services or publications may be general interest business publications such as The Wall Street Journal, Barron’s, Business Week, Forbes, Fortune, and Money.

In addition, our reports and communications to Contract Owners, advertisements, or sales literature may compare a Subaccount’s performance to various benchmarks that measure the performance of a pertinent group of securities widely regarded by investors as being representative of the securities markets in general or as being representative of a particular type of security. We may also compare the performance of the Subaccounts with that of other appropriate indices of investment securities and averages for peer universes of funds or data developed by us derived from such indices or averages. Unmanaged indices generally assume the reinvestment of dividends or interest but do not generally reflect deductions for investment management or administrative costs and expenses.

Tax Deferred Accumulation

In reports or other communications to you or in advertising or sales materials, we may also describe the effects of tax-deferred compounding on the Separate Account’s investment returns or upon returns in general. These effects may be illustrated in charts or graphs and may include comparisons at various points in time of returns under the Contract or in general on a tax-deferred basis with the returns on a taxable basis. Different tax rates may be assumed.

In general, individuals who own annuity contracts are not taxed on increases in the value under the annuity contract until some form of distribution is made from the contract (Non-Natural Persons as Owners may not receive tax deferred accumulation). Thus, the annuity contract will benefit from tax deferral during the accumulation period, which generally will have the effect of permitting an investment in an annuity contract to grow more rapidly than a comparable investment under which increases in value are taxed on a current basis. The following chart illustrates this benefit by comparing accumulation under a variable annuity contract with accumulations from an investment on which gains are taxed on a current ordinary income basis.

The chart shows a single Purchase Payment of $10,000, assuming hypothetical annual returns of 0%, 4% and 8%, compounded annually, and a tax rate of 32%. The values shown for the taxable investment do not include any deduction for management fees or other expenses but assume that taxes are deducted annually from investment returns. The values shown for the variable annuity do not reflect the asset-based Risk Charge, the asset-based Administrative Fee, the asset-based Platform Fee, charges for applicable premium taxes and/or any other taxes, increase in the Risk Charge for an optional Death Benefit Rider, or any underlying Fund expenses.

If above expenses and fees were taken into account, they would reduce the investment return shown for both the taxable investment and the hypothetical variable annuity contract. In addition, these values assume that you do not surrender the Contract or make any withdrawals until the end of the period shown. The chart assumes a full withdrawal, at the end of the period shown, of all Contract Value and the payment of taxes at the 32% rate on the amount in excess of the Purchase Payment.

The rates of return illustrated are hypothetical and are not an estimate or guarantee of performance. Actual tax rates may vary for different assets (e.g. capital gains and qualifying dividend income) and taxpayers from that illustrated. Withdrawals by and distributions to Contract Owners who have not reached age 59½ may be subject to a tax penalty of 10%.

3

Power of Tax Deferral

$10,000 investment at annual rates of return of 0%, 4% and 8%, taxed @ 32%

DISTRIBUTION OF THE CONTRACTS

Pacific Select Distributors, LLC (PSD)

Pacific Select Distributors, LLC, our affiliate, acts as the distributor of the Contracts and offers the Contracts on a continuous basis. PSD is located at 700 Newport Center Drive, Newport Beach, California 92660. PSD is registered as a broker-dealer with the SEC and is a member of FINRA. We pay PSD for acting as distributor under a Distribution Agreement. We and PSD enter into selling agreements with distribution firms whose investment advisors are authorized by the Superintendent of the New York State Department of Financial Services to solicit applications for the Contracts. Because this Contract was not offered before 2020, PSD was not paid any underwriting commissions with regard to this Contract.

PSD or an affiliate does not pay sales compensation to distribution firms and/or investment advisors that solicit applications for the Contracts. However, PSD or an affiliate may provide reimbursement for other expenses associated with the promotion and solicitation of applications for the Contract. Your investment advisor may charge you an advisory fee under an agreement you have with the investment advisor for investment advice they provide to you to manage the Contract Value of this variable annuity. This agreement is between you and your investment advisor and we are not a party or have any responsibility for the agreement you have for advisory services. Ask your investment advisor how he/she will personally be compensated.

We and/or an affiliate may pay additional cash compensation from our own resources in connection with the promotion and solicitation of applications for the Contracts by some, but not all, distribution firms. The range of additional cash compensation based on Purchase Payments generally does not exceed 0.80% and trailing compensation based on Account Value generally does not exceed 0.20% on an annual basis. Such additional compensation may give PL&A greater access to investment advisors of the distribution firms that receive such compensation. While this greater access provides the opportunity for training and other educational programs so that your investment advisor may serve you better, this additional compensation also may afford PL&A a “preferred” status at the recipient distribution firm and provide some other marketing benefit such as website placement, access

4

to investment advisor lists, extra marketing assistance or other heightened visibility and access to the distribution firm’s sales force that otherwise influences the way that the distribution firm and the investment advisor market the Contracts.

As of May 11, 2020, the following firms have arrangements in effect with the Distributor pursuant to which the firm is entitled to receive a revenue sharing payment:

American Portfolios Financial Services Inc., Ameriprise Financial Services Inc., Bancwest Investment Services Inc., B B V A Securities Inc., Bok Financial Securities Inc, Cadaret, Grant & Co., Cambridge Investment Research Inc, Charles Schwab, Citizens Securities Inc, C U N A Brokerage Services Inc., C U S O Financial Services LP, Capital One Investing, Cetera Advisors LLC, Cetera Advisors Network LLC, Cetera Financial Institutions, Cetera Financial Specialists, Citigroup Global Markets Inc., CMS Investment Resources LLC, Commonwealth Financial Network, DPL/The Leaders Group, Edward D. Jones & Co., LP, Ensemble Financial Services Inc., The Enterprise Securities Co., Essex Financial Services Inc., F S C Securities Corporation, Fifth Third Securities Inc., Financial Advisors, First Allied Securities Inc., First Heartland Capital Inc., FTB Advisors Inc., Geneos Wealth Management Inc., Hancock Investment Services, H.Beck Inc., Horan Securities Inc., Independent Financial Group, Infinex Investments Inc., Investacorp Inc., Investment Professionals Inc., J J B Hilliard, Jacques Financial LLC, Janney Montgomery Scott Inc., Key Investment Services LLC, Kestra Investment Services, KMS Financial Service, L P L Financial LLC, Lincoln Financial Advisors Corp., Lincoln Financial Securities Corp., M Holdings Securities Inc., M M L Investors Services Inc., Meridian Financial Group Inc., Morgan Stanley & Co. Incorporated, Mutual Of Omaha Investor Services Inc., Navy Federal Brokerage, NEXT Financial Group Inc., Oppenheimer & CO. Inc, Park Avenue Securities LLC., PNC Investments Inc., ProEquities Inc., Questar Capital Corporation, R B C Capital Markets Corporation, Raymond James & Associates Inc., Raymond James Financial Services Inc., RetireOne, Robert W Baird & Company Inc., Royal Alliance Associates Inc., Sagepoint Financial Inc., Santander Securities LLC, Securian Financial Services Inc., Securities America Inc., Securities Service Network, Signator Investors Inc., Sorrento Pacific Financial LLC, Stephens Inc., Stifel Nicolaus & Company Inc., Summit Brokerage Services Inc., TD Ameritrade, The Huntington Bank, The Huntington Investment, Transamerica Financial Advisors Inc., Triad Advisors Inc., U B S Financial Services Inc., U S Bancorp Investments Inc., Unionbanc Investment Services LLC, United Planners’ Financial Services of America, VOYA Financial Advisors, W L Lyons Inc., Wells Fargo Advisors LLC, Wells Fargo Investments LLC, Wescom Financial Services LLC, Woodbury Financial Services Inc.

We or our affiliates may also pay override payments, expense allowances and reimbursements, bonuses, wholesaler fees, and training and marketing allowances. Such payments may offset the distribution firm’s expenses in connection with activities that it is required to perform, such as educating personnel and maintaining records. Investment advisors may also receive non-cash compensation, such as expense-paid educational or training seminars involving travel within and outside the U.S. or promotional merchandise.

All of the compensation described in this section, and other compensation or benefits provided by us or our affiliates, may be more or less than the overall compensation on similar or other products and may influence your investment advisor or distribution firm to present this Contract over other investment options. You may ask your investment advisor about these potential conflicts of interest and how he/she and his/her distribution firm are compensated for selling the Contract.

Portfolio Managers of the underlying Portfolios available under this Contract may from time to time bear all or a portion of the expenses of conferences or meetings sponsored by PL&A or PSD that are attended by, among others, representatives of PSD, who would receive information and/or training regarding the Fund’s Portfolios and their management by the Portfolio Managers in addition to information regarding the variable annuity and/or life insurance products issued by PL&A and its affiliates. Other persons may also attend all or a portion of any such conferences or meetings, including directors, officers and employees of PL&A, officers and trustees of Pacific Select Fund, and spouses/guests of the foregoing. The Pacific Select Fund Board of Trustees may hold meetings concurrently with such a conference or meeting. The Pacific Select Fund pays for the expenses of the meetings of its Board of Trustees, including the pro rata share of expenses for attendance by the Trustees at the concurrent conferences or meetings sponsored by PL&A or PSD. Additional expenses and promotional items may be paid for by PL&A and/or Portfolio Managers. PSD serves as the Pacific Select Fund Distributor.

5

THE CONTRACTS AND THE SEPARATE ACCOUNT

Pursuant to Commodity Futures Trading Commission Rule 4.5, PL&A has claimed an exclusion from the definition of the term “commodity pool operator” under the Commodity Exchange Act. Therefore, it is not subject to registration or regulation as a commodity pool operator under the Commodity Exchange Act.

Calculating Subaccount Unit Values

The Unit Value of the Subaccount Units in each Variable Investment Option is computed at the close of the New York Stock Exchange, which is usually 4:00 p.m. Eastern time on each Business Day. The initial Unit Value of each Subaccount was $10 on the Business Day the Subaccount began operations. At the end of each Business Day, the Unit Value for a Subaccount is equal to:

Y × Z

where (Y) = the Unit Value for that Subaccount as of the end of the preceding Business Day; and

(Z) = the Net Investment Factor for that Subaccount for the period (a “valuation period”) between that Business Day and the immediately preceding Business Day.

The “Net Investment Factor” for a Subaccount for any valuation period is equal to:

(A ÷ B) - C

where (A) = the “per share value of the assets” of that Subaccount as of the end of that valuation period, which is equal to: a+b+c where (a) = the net asset value per share of the corresponding Portfolio shares held by that Subaccount as of the end of that valuation period;

(b) = the per share amount of any dividend or capital gain distributions made by the Fund for that Portfolio during that valuation period; and

(c) = any per share charge (a negative number) or credit (a positive number) for any income taxes or other amounts set aside during that valuation period as a reserve for any income and/or any other taxes which we determine to have resulted from the operations of the Subaccount or Contract, and/or any taxes attributable, directly or indirectly, to Investments;

(B)                 = the net asset value per share of the corresponding Portfolio shares held by the Subaccount as of the end of the preceding valuation period; and

(C)                 = a factor that assesses against the Subaccount net assets for each calendar day in the valuation period, the basic Risk Charge plus the Administrative Fee, the Platform Fee, and any applicable increase in the Risk Charge (see the CHARGES, FEES AND DEDUCTIONS section in the Prospectus).

Assessments against your Variable Investment Options are assessed against your Variable Account Value through the automatic debit of Subaccount Units.

Variable Annuity Payment Amounts

The following steps show how we determine the amount of each variable annuity payment under your Contract.

First: Pay Applicable Premium Taxes

When you convert any portion of your Contract Value into annuity payments, you must pay any applicable charge for premium taxes and/or other taxes on your Contract Value (unless applicable law requires those taxes to be paid at a later time). We assess this charge by reducing your Account Value proportionately, relative to your Account Value in each Subaccount, in an amount equal to the aggregate amount of the charges. The remaining amount of your available Contract Value may be used to provide variable annuity payments. Alternatively, your remaining available Contract Value may be used to provide fixed annuity payments, or it may be divided to provide both fixed and variable annuity payments. You may also choose to withdraw some or all of your remaining Contract Value, less any charges for premium taxes and/or other taxes without converting this amount into annuity payments.

6

Second: The First Variable Payment

We begin by referring to your Contract’s Option Table for your Annuity Option (the “Annuity Option Table”). The Annuity Option Table allows us to calculate the dollar amount of the first variable annuity payment under your Contract, based on the amount applied toward the variable annuity. The number that the Annuity Option Table yields will be based on the Annuitant’s age (and, in certain cases, sex) and assumes a 4% rate of return, as described in more detail below.

Example: Assume a man is 65 years of age at his Annuity Date and has selected a lifetime annuity with monthly payments guaranteed for 10 years. According to the Annuity Option Table, this man should receive an initial monthly payment of $4.99 for every $1,000 of his Contract Value (reduced by applicable charges) that he will be using to provide variable payments. Therefore, if his Contract Value after deducting applicable fees and charges is $100,000 on his Annuity Date and he applies this entire amount toward his variable annuity, his first monthly payment will be $499.00.

You may choose any other Annuity Option Table that assumes a different rate of return which we offer at the time your Annuity Option is effective.

Third: Subaccount Annuity Units

For each Subaccount, we use the amount of the first variable annuity payment under your Contract attributed to each Subaccount to determine the number of Subaccount Annuity Units that will form the basis of subsequent payment amounts. First, we use the Annuity Option Table to determine the amount of that first variable payment for each Subaccount. Then, for each Subaccount, we divide that amount of the first variable annuity payment by the value of one Subaccount Annuity Unit (the “Subaccount Annuity Unit Value”) as of the end of the Annuity Date to obtain the number of Subaccount Annuity Units for that particular Subaccount. The number of Subaccount Annuity Units used to calculate subsequent payments under your Contract will not change unless exchanges of Annuity Units are made, (or if the Joint and Survivor Annuity Option is elected and the Primary Annuitant dies first) but the value of those Annuity Units will change daily, as described below.

Fourth: The Subsequent Variable Payments

The amount of each subsequent variable annuity payment will be the sum of the amounts payable based on each Subaccount. The amount payable based on each Subaccount is equal to the number of Subaccount Annuity Units for that Subaccount multiplied by their Subaccount Annuity Unit Value at the end of the Business Day in each payment period you elected that corresponds to the Annuity Date.

Each Subaccount’s Subaccount Annuity Unit Value, like its Subaccount Unit Value, changes each day to reflect the net investment results of the underlying investment vehicle, as well as the assessment of the Risk Charge at an annual rate of 0.15%, the Administrative Fee at an annual rate of 0.15%, and the Platform Fee at an annual rate of 0.15%. In addition, the calculation of Subaccount Annuity Unit Value incorporates an additional factor; as discussed in more detail below, this additional factor adjusts Subaccount Annuity Unit Values to correct for the Option Table’s implicit assumed annual investment return on amounts applied but not yet used to furnish annuity benefits. Any increase in your Risk Charge for an optional death benefit rider is not charged after the Annuity Date.

Different Subaccounts may be selected for your Contract before and after your Annuity Date, subject to any restrictions we may establish. Currently, you may exchange Subaccount Annuity Units in any Subaccount for Subaccount Annuity Units in any other Subaccount(s) up to 4 times in any 12 month period after your Annuity Date. The number of Subaccount Annuity Units in any Subaccount may change due to such exchanges. Exchanges following your Annuity Date will be made by exchanging Subaccount Annuity Units of equivalent aggregate value, based on their relative Subaccount Annuity Unit Values.

Understanding the “Assumed Investment Return” Factors

The Annuity Option Table incorporates a number of implicit assumptions in determining the amount of your first variable annuity payment. As noted above, the numbers in the Annuity Option Table reflect certain actuarial assumptions based on the Annuitant’s age, and, in some cases, the Annuitant’s sex. In addition, these numbers assume that the amount of your Contract Value that you convert to a variable annuity will have a positive net investment return of 4% each year during the payout of your annuity; thus 4% is referred to as an “assumed investment return.”

7

The Subaccount Annuity Unit Value for a Subaccount will increase only to the extent that the investment performance of that Subaccount exceeds the Risk Charge, the Administrative Fee, the Platform Fee, and the assumed investment return. The Subaccount Annuity Unit Value for any Subaccount will generally be less than the Subaccount Unit Value for that same Subaccount, and the difference will be the amount of the assumed investment return factor.

Example: Assume the net investment performance of a Subaccount is at a rate of 4.00% per year (after deduction of the 0.15% Risk Charge, the 0.15% Administrative Fee, and the 0.15% Platform Fee). The Subaccount Unit Value for that Subaccount would increase at a rate of 4.00% per year, but the Subaccount Annuity Unit Value would not increase (or decrease) at all. The net investment factor for that 4% return [1.04] is then divided by the factor for the 4% assumed investment return [1.04] and 1 is subtracted from the result to determine the adjusted rate of change in Subaccount Annuity Unit Value:

If the net investment performance of a Subaccount’s assets is at a rate less than 4.00% per year, the Subaccount Annuity Unit Value will decrease, even if the Subaccount Unit Value is increasing.

Example: Assume the net investment performance of a Subaccount is at a rate of 2.60% per year (after deduction of the 0.15% Risk Charge, the 0.15% Administrative Fee, and the 0.15% Platform Fee). The Subaccount Unit Value for that Subaccount would increase at a rate of 2.60% per year, but the Subaccount Annuity Unit Value would decrease at a rate of 1.35% per year. The net investment factor for that 2.6% return [1.026] is then divided by the factor for the 4% assumed investment return [1.04] and 1 is subtracted from the result to determine the adjusted rate of change in Subaccount Annuity Unit Value:

The assumed investment return will always cause increases in Subaccount Annuity Unit Values to be somewhat less than if the assumption had not been made, will cause decreases in Subaccount Annuity Unit Values to be somewhat greater than if the assumption had not been made, and will (as shown in the example above) sometimes cause a decrease in Subaccount Annuity Unit Values to take place when an increase would have occurred if the assumption had not been made. If we had assumed a higher investment return in our Annuity Option tables, it would produce annuities with larger first payments, but the increases in subaccount annuity payments would be smaller and the decreases in subsequent annuity payments would be greater; a lower assumed investment return would produce annuities with smaller first payments, and the increases in subsequent annuity payments would be greater and the decreases in subsequent annuity payments would be smaller.

Redemptions of Remaining Guaranteed Variable Payments Under Options 2 and 4

If you have a Non-Qualified Contract and variable payments are elected under Annuity Options 2 and 4 (Life with Period Certain and Period Certain Only, respectively), you may redeem all remaining guaranteed variable payments after the Annuity Date. Also, under Option 4, partial redemptions of remaining guaranteed variable payments after the Annuity Date are available. If you elect to redeem all remaining guaranteed variable payments in a single sum, we will not make any additional variable annuity payments during the remaining guaranteed period after the redemption. If Annuity Option 2 was elected and the Annuitant is alive at the end of the guaranteed period, annuity payments will resume until the Annuitant’s death. The amount available upon full redemption would be the present value of any remaining guaranteed variable payments at the assumed investment return.

The variable payment amount we use in calculating the present value is determined by summing an amount for each Subaccount, which we calculate by multiplying your Subaccount Annuity Units by the Annuity Unit Value next computed after we receive your redemption request. This variable payment amount is then discounted at the assumed investment return from each future Annuity Payment date that falls within the payment guaranteed period.

8

The sum of these discounted remaining variable payment amounts is the present value of remaining guaranteed variable payments.

If you elect to redeem all remaining guaranteed variable payments in a single sum, we will not make any additional variable annuity payments during the remaining guaranteed period after the redemption.

If you elect to redeem a portion of the remaining guaranteed variable payments in a single sum, we will reduce the number of Annuity Units for each Subaccount by the same percentage as the partial redemption value bears to the amount available upon a full redemption.

Redemption of remaining guaranteed variable payments will not affect the amount of any fixed annuity payments.

Corresponding Dates

If any transaction or event under your Contract is scheduled to occur on a “corresponding date” that does not exist in a given calendar period, the transaction or event will be deemed to occur on the following Business Day.  In addition, as stated in the Prospectus, any event scheduled to occur on a day that is not a Business Day will occur on the next succeeding Business Day.

Example: If your Contract is issued on February 29 in year 1 (a leap year), your Contract Anniversary in years 2, 3 and 4 will be on March 1.

Example: If your Annuity Date is July 31, and you select monthly annuity payments, the payments received will be based on valuations made on July 31, August 31, October 1 (for September), October 31, December 1 (for November), December 31, January 31, March 1 (for February), March 31, May 1 (for April), May 31 and July 1 (for June).

Age and Sex of Owner and Annuitant

The Contracts generally provide for sex-distinct annuity income factors in the case of life annuities. Statistically, females tend to have longer life expectancies than males; consequently, if the amount of annuity payments is based on life expectancy, they will ordinarily be higher if an annuitant is male than if an annuitant is female. Certain states’ regulations prohibit sex-distinct annuity income factors, and Contracts issued in those states will use unisex factors. In addition, Contracts issued in connection with certain Qualified Plans are required to use unisex factors.

We may require proof of your Annuitant’s age and/or sex before or after commencing annuity payments. If the age or sex (or both) of your Annuitant are incorrectly stated in your Contract, we will correct the amount payable to equal the amount that the annuitized portion of the Contract Value under that Contract would have purchased for your Annuitant’s correct age and sex. If we make the correction after annuity payments have started, and we have made overpayments based on the incorrect information, we will deduct the amount of the overpayment, with interest as stated in your Contract, from any payments due then or later; if we have made underpayments, we will add the amount, with interest as stated in your Contract, of the underpayments to the next payment we make after we receive proof of the correct age and/or sex.

Additionally, we may require proof of the Annuitant’s or Owner’s age and/or sex before any payments associated with the Death Benefit provisions of your Contract are made. If the age or sex is incorrectly stated in your Contract, we will base any payment associated with the Death Benefit provisions on your Contract on the Annuitant’s or Owner’s correct age or sex.

Systematic Transfer Programs

Dollar Cost Averaging

When you request dollar cost averaging, you are authorizing us to make periodic reallocations of your Contract Value without waiting for any further instruction from you. You may request to begin or stop dollar cost averaging at any time prior to your Annuity Date; the effective date of your request will be the day we receive notice from you In Proper Form. Your request may specify the date on which you want your first transfer to be made. Your first transfer may not be made until 30 days after your Contract Date, and if you specify an earlier date, your first transfer will be delayed until one calendar month after the date you specify. If you request dollar cost averaging on your application for your Contract and you fail to specify a date for your first transfer, your first transfer will be made one period after your Contract Date (that is, if you specify monthly transfers, the first transfer will occur 30 days after

9

your Contract Date; quarterly transfers, 90 days after your Contract Date; semi-annual transfers, 180 days after your Contract Date; and if you specify annual transfers, the first transfer will occur on your Contract Anniversary). If you stop dollar cost averaging, you must wait 30 days before you may begin this option again. Currently, we are not enforcing the 30 day waiting periods but we reserve the right to enforce such waiting periods in the future. We will provide at least a 30 day prior notice before we enforce the 30 day waiting periods.

Your request to begin dollar cost averaging must specify the Investment Option you wish to transfer money from (your “source account”). You may choose any one Investment Option as your source account. The Account Value of your source account must be at least $5,000 for you to begin dollar cost averaging. Currently, we are not enforcing the minimum Account Value but we reserve the right to enforce such minimum amounts in the future. We will provide at least a 30 day prior notice before we enforce the minimum Account Value requirement.

Your request to begin dollar cost averaging must also specify the amount and frequency of your transfers. You may choose monthly, quarterly, semiannual or annual transfers. The amount of your transfers may be specified as a dollar amount or a percentage of your source Account Value; however, each transfer must be at least $250. Currently, we are not enforcing the minimum transfer amount but we reserve the right to enforce such minimum amounts in the future. We will provide at least a 30 day prior notice before we enforce the minimum transfer amount. Dollar cost averaging transfers are not subject to the same requirements and limitations as other transfers.

Finally, your request must specify the Variable Investment Option(s) you wish to transfer amounts to (your “target account(s)”). If you select more than one target account, your dollar cost averaging request must specify how transferred amounts should be allocated among the target accounts. Your source account may not also be a target account.

Your dollar cost averaging transfers will continue until the earlier of:

•                  your request to stop dollar cost averaging is effective,

•                  your source Account Value is zero,

•                  your transfer amount is greater than the source Account Value, or

•                  your Annuity Date.

If, as a result of a dollar cost averaging transfer, your source Account Value falls below any minimum Account Value we may establish, we have the right, at our option, to transfer that remaining Account Value to your target account(s) on a proportionate basis relative to your most recent allocation instructions. We may change, terminate or suspend the dollar cost averaging option at any time.

Portfolio Rebalancing

Portfolio rebalancing allows you to maintain the percentage of your Contract Value allocated to each Variable Investment Option at a pre-set level prior to annuitization.

For example, you could specify that 30% of your Contract Value should be in Subaccount A, 40% in Subaccount B, and 30% in Subaccount C.

Over time, the variations in each Subaccount’s investment results will shift this balance of these Subaccount Value allocations. If you elect the portfolio rebalancing feature, we will automatically transfer your Subaccount Value back to the percentages you specify.

You may choose to have rebalances made quarterly, semi-annually or annually. Any Investment Options not selected for portfolio rebalancing will not be rebalanced.

Procedures for selecting portfolio rebalancing are generally the same as those discussed in detail above for selecting dollar cost averaging: You may make your request at any time prior to your Annuity Date and it will be effective when we receive it In Proper Form. If you stop portfolio rebalancing, you must wait 30 days to begin again. Currently, we are not enforcing the 30-day waiting period but we reserve the right to enforce such waiting period in the future. If you request rebalancing on your application but do not specify a date for the first rebalance, it will occur one period after your Contract Date, as described above under Dollar Cost Averaging. We may change, terminate or suspend the portfolio rebalancing feature at any time. Portfolio rebalancing will stop on the Annuity Date.

10

Pre-Authorized Withdrawals

You may specify a dollar amount for your pre-authorized withdrawals or you may specify a percentage of your Contract Value. You may direct us to make your pre-authorized withdrawals from one or more specific Investment Options. If you do not give us these specific instructions, amounts will be deducted proportionately from your Account Value in each Investment Option.

Procedures for selecting pre-authorized withdrawals are generally the same as those discussed in detail above for selecting dollar cost averaging and portfolio rebalancing: You may make your request at any time and it will be effective when we receive it In Proper Form. If you stop the pre-authorized withdrawals, you must wait 30 days to begin again. Currently, we are not enforcing the 30-day waiting period but we reserve the right to enforce such waiting period in the future. We will provide at least a 30 day prior notice before we enforce the 30-day waiting period.

Pre-authorized withdrawals are subject to any applicable charge for premium taxes and/or other taxes, to federal income tax on its taxable portion, and, if you have not reached age 59½, may be subject to a 10% federal tax penalty.

More on Federal Tax Issues

Section 817(h) of the Code provides that the investments underlying a variable annuity must satisfy certain diversification requirements. Details on these diversification requirements generally appear in the Fund SAIs. We believe the underlying Variable Investment Options for the Contract meet these requirements. On March 7, 2008, the Treasury Department issued Final Regulations under Section 817(h). These Final Regulations do not provide guidance concerning the extent to which you may direct your investments to particular divisions of a separate account. Such guidance may be included in regulations or revenue rulings under Section 817(d) relating to the definition of a variable contract. We reserve the right to make such changes as we deem necessary or appropriate to ensure that your Contract continues to qualify as an annuity for tax purposes. Any such changes will apply uniformly to affected Contract Owners and will be made with such notice to affected Contract Owners as is feasible under the circumstances.

For a variable life insurance contract or a variable annuity contract to qualify for tax deferral, assets in the separate accounts supporting the contract must be considered to be owned by the insurance company and not by the contract owner. Under current U.S. tax law, if a contract owner has excessive control over the investments made by a separate account, or the underlying fund, the contract owner will be taxed currently on income and gains from the account or fund. In other words, in such a case of “investor control” the contract owner would not derive the tax benefits normally associated with variable life insurance or variable annuities.

Generally, according to the IRS, there are two ways that impermissible investor control may exist. The first relates to the design of the contract or the relationship between the contract and a separate account or underlying fund. For example, at various times, the IRS has focused on, among other factors, the number and type of investment choices available pursuant to a given variable contract, whether the contract offers access to funds that are available to the general public, the number of transfers that a contract owner may make from one investment option to another, and the degree to which a contract owner may select or control particular investments.

With respect to this first aspect of investor control, we believe that the design of our contracts and the relationship between our contracts and the Portfolios satisfy the current view of the IRS on this subject, such that the investor control doctrine should not apply. However, because of some uncertainty with respect to this subject and because the IRS may issue further guidance on this subject, we reserve the right to make such changes as we deem necessary or appropriate to reduce the risk that your contract might not qualify as a life insurance contract or as an annuity for tax purposes.

The second way that impermissible investor control might exist concerns your actions. Under case law and IRS guidance, you may not select or control particular investments, other than choosing among broad investment choices such as selecting a particular Portfolio. You may not select or direct the purchase or sale of a particular investment of a Separate Account, a Subaccount (or Variable Investment Option), or a Portfolio. All investment decisions concerning the Separate Accounts and the Subaccounts must be made by us, and all investment decisions concerning the underlying Portfolios must be made by the portfolio manager for such Portfolio in his or her sole and absolute discretion, and not by the contract owner. Furthermore, you may not enter into an agreement or arrangement with a portfolio manager of a Portfolio or communicate directly or indirectly with such a portfolio manager or any related

11

investment officers concerning the selection, quality, or rate of return of any specific investment or group of investments held by a Portfolio, and you may not enter into any such agreement or arrangement or have any such communication with us or the investment advisor of a Portfolio.

Finally, the IRS may issue additional guidance on the investor control doctrine, which might further restrict your actions or features of the variable contract. Such guidance could be applied retroactively. If any of the rules outlined above are not complied with, the IRS may seek to tax you currently on income and gains from a Portfolio such that you would not derive the tax benefits normally associated with variable life insurance or variable annuities. Although highly unlikely, such an event may have an adverse impact on the fund and other variable contracts. We urge you to consult your own tax advisor with respect to the application of the investor control doctrine.

Safekeeping of Assets

We are responsible for the safekeeping of the assets of the Separate Account. These assets are held separate and apart from the assets of our General Account and our other separate accounts.

FINANCIAL STATEMENTS

The financial statements of Separate Account A of PL&A as of December 31, 2019 and for each of the periods presented are included in this SAI. PL&A’s consolidated financial statements as of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019 are included in this SAI. These financial statements should be considered only as bearing on the ability of PL&A to meet its obligations under the Contracts and not as bearing on the investment performance of the assets held in the Separate Account.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
AND INDEPENDENT AUDITORS

The financial statements of Separate Account A of Pacific Life & Annuity Company as of December 31, 2019 and for each of the periods presented have been audited by [            ], independent registered public accounting firm, as stated in their report appearing herein, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Pacific Life & Annuity Company as of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019 have been audited by [      ], independent auditors, as stated in their report appearing herein, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The business address of [                  ].

12

Form No. [         ]

Part II

PART C: OTHER INFORMATION

Item 24. Financial Statements and Exhibits (Pacific Advisory Variable Annuity)

(a) Financial Statements

Part A: None

Part B:

(1) Registrant’s Financial Statements [TO BE FILED]

Audited Financial Statements dated as of December 31, 2019 and for each of the periods presented, included in Part B, include the following for Separate Account A:

Statements of Assets and Liabilities Statements of Operations Statements of Changes in Net Assets Notes to Financial Statements Report of Independent Registered Public Accounting Firm

(2) Depositor’s Financial Statements [TO BE FILED]

Audited Financial Statements dated as of December 31, 2019 and 2018, and for each of the three years in the period ended December 31, 2019, included in Part B include the following for Pacific Life & Annuity Company:

Independent Auditors’ Report Statements of Financial Condition Statements of Operations Statements of Stockholder’s Equity Statements of Cash Flows Notes to Financial Statements

(b) Exhibits

1.	(a)

Minutes of Action of Board of Directors of PM Group Life Insurance Company (PM Group) (PL&A) dated July 1, 1998; included in Registration Statement on Form N-4, File No. 333-122914, Accession No. 0000950137-05-002003, filed on February 18, 2005, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074486/000095013705002003/a02470exv99w1xay.htm

2.	Not applicable

3.	(a)

Distribution Agreement between Pacific Life Insurance Company, Pacific Life & Annuity Company and Pacific Select Distributors, Inc. (PSD); included in Registrant’s Form N-4, File No. 333-107571, Accession No. 0000950123-11-061494, filed on June 24, 2011, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074486/000095012311061494/a59510aexv99w3xay.htm

(b)

Form of Selling Agreement between Pacific Life & Annuity Company (PL&A), PSD and Various Broker-Dealers; included in Registration Statement on Form N-4, File No. 333-122914, Accession No. 0000892569-06-000561, filed on April 21, 2006, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074486/000089256906000561/a12994exv99w3xby.htm

(c)

Distribution Agreement between Pacific Life Insurance Company, Pacific Life & Annuity Company and Pacific Select Distributors, LLC (PSD) (Amended and Restated); Included in Registrant’s Form N-4, File No. 333-184972, Accession No. 0001104659-17-024839 filed on April 20, 2017, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074486/000110465917024839/a16-17269_1ex99d3dc.htm

4.	(a)	Individual Flexible Premium Deferred Variable Annuity Contract [TO BE FILED]

(1) Contract Specifications [TO BE FILED]

(b)

Qualified Retirement Plan Rider (Form No. 20-2269); included in Registration Statement on Form N-4, File No. 333-184972, Accession No. 0000950123-13-000803 filed on February 5, 2013, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074486/000095012313000803/a30074a1exv99wx4yxby.htm

(c)

403(b) Tax-Sheltered Annuity Rider (Form No. 20-2270); included in Registration Statement on Form N-4, File No. 333-184972, Accession No. 0000950123-13-000803 filed on February 5, 2013, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074486/000095012313000803/a30074a1exv99wx4yxcy.htm

(d)

Individual Retirement Annuity Rider (Form No. 20-2266); included in Registration Statement on Form N-4, File No. 333-184972, Accession No. 0000950123-13-000803 filed on February 5, 2013, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074486/000095012313000803/a30074a1exv99wx4yxdy.htm

(e)

Roth Individual Retirement Annuity Rider (Form No. 20-2267); included in Registration Statement on Form N-4, File No. 333-184972, Accession No. 0000950123-13-000803 filed on February 5, 2013, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074486/000095012313000803/a30074a1exv99wx4yxey.htm

(f)

SIMPLE Individual Retirement Annuity Rider (Form No. 20-2268); included in Registration Statement on Form N-4, File No. 333-184972, Accession No. 0000950123-13-000803 filed on February 5, 2013, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074486/000095012313000803/a30074a1exv99wx4yxfy.htm

	(g)	Return of Purchase Payments Death Benefit Rider [TO BE FILED]

	(h)	Return of Purchase Payments Death Benefit Rider II [TO BE FILED]

5.	(a)	Variable Annuity Application [TO BE FILED]

6.	(a)

Articles of Incorporation of PM Group Life; included in Registration Statement on Form N-4, File No. 333-122914, Accession No. 0000950137-05-002003, filed on February 18, 2005, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074486/000095013705002003/a02470exv99w6xay.htm

(b)

Amended and Restated Articles of Incorporation of PL&A; included in Registration Statement on Form N-4, File No. 333-122914, Accession No. 0000950137-05-002003, filed on February 18, 2005, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074486/000095013705002003/a02470exv99w6xby.htm

(c)

By-laws of Pacific Life & Annuity Company; included in Registration Statement on Form N-4, File No. 333-122914, Accession No. 0000950137-05-002003, filed on February 18, 2005, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074486/000095013705002003/a02470exv99w6xcy.htm

7.	Not applicable

8.	(a)

Pacific Select Fund Participation Agreement; included in Registrant’s Form N-4, File No. 033-88460, Accession No. 0001017062-01-500083 filed on April 25, 2001, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/935823/000101706201500083/dex998a.txt

(1)

Exhibit B to the Pacific Select Fund Participation Agreement; Included in Registrant’s Form N-4, File No. 333-160773, Accession No. 0001193125-14-310483 filed August 15, 2014, and incorporated by reference herein This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074486/000119312514310483/d767575dex998qq.htm

(b)

Administrative Agreement Between Pacific Life & Annuity Company (PL&A) and Pacific Life Insurance Company (“Pacific Life”); included in Registration Statement on Form N-4, File No. 333-122914, Accession No. 0000950137-05-002003, filed on February 18, 2005, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074486/000095013705002003/a02470exv99w8xby.htm

(c)

Fund Participation Agreement Between Pacific Life & Annuity Company, Pacific Select Distributors, Inc., American Funds Insurance Series, American Funds Distributors, and Capital Research and Management Company; included in Registration Statement on Form N-4, File No. 333-71081, Accession No. 0000892569-05-000248, filed on April 18, 2005, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074486/000089256905000248/a03610a1exv99w8xfy.htm

(d)

Form of BlackRock Variable Series Fund, Inc. (formerly called Merrill Lynch Variable Series Fund, Inc.) Participation Agreement and the First and Second Amendments to the Participation Agreement; included in Registrant’s Form N-4, File No. 333-136598, Accession No. 0000892569-08-001277, filed on September 11, 2008, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074486/000089256908001277/a42417bexv99wx8yxfy.htm

(1)

Third Amendment to Participation Agreement; included in Registrant’s Form N-4, File No. 333-160131, Accession No. 0000950123-10-037534, filed on April 23, 2010, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074486/000095012310037534/a54449exv99w8xfyx1y.htm

(2)

Fourth Amendment to Participation Agreement; Included in Registrant’s Form N-4, File No. 333-184972, Accession No. 0001193125-13-399541 filed on October 15, 2013, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074486/000119312513399541/d609163dex998d4.htm

(3)

Fifth Amendment to Participation Agreement; included in Registrant’s Form N-4, File No. 333-160773, Accession No. 0001193125-14-310483 filed on August 15, 2014, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074486/000119312514310483/d767575dex998f5.htm

(4)

Sixth Amendment to Participation Agreement; included in Registrant’s Form N-4, File No. 333-184972, Accession No. 0001104659-19-022578 filed on April 19, 2019, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074486/000110465919022578/a19-6028_1ex99d8dd6.htm

(e)

Form of Franklin Templeton Variable Insurance Products Trust Participation Agreement; included in Registrant’s Form N-4, File No. 333-136598, Accession No. 0000892569-08-001277, filed on September 11, 2008, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074486/000089256908001277/a42417bexv99wx8yxgy.htm

(1)

First Amendment to Participation Agreement; included in Registrant’s Form N-4, File No. 333-160131, Accession No. 0000950123-10-037534, filed on April 23, 2010, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074486/000095012310037534/a54449exv99w8xgyx1y.htm

(2)

Addendum to Participation Agreement; included in Registrant’s Form N-4, File No. 333-168027, Accession No. 0000950123-11-038243, filed on April 22, 2011, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074486/000095012311038243/a57715bexv99w8xgyx2y.htm

(3)

Second Amendment to Participation Agreement; included in Registrant’s Form N-4, File No. 333-184972, Accession No. 0001193125-14-148938 filed on April 18, 2014, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074486/000119312514148938/d655305dex998e3.htm

(4)

Third Amendment to Participation Agreement; included in Registrant’s Form N-4, File No 333-184972, Accession No. 0001193125-15-134847 filed on April 17, 2015, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074486/000119312515134847/d833339dex998e4.htm

(f)

Form of BlackRock Distributors, Inc. (formerly called FAM Distributors, Inc.) Administrative Services Agreement and First Amendment to the Administrative Services Agreement; included in Registrant’s Form N-4, File No. 333-136598, Accession No. 0000892569-08-001277, filed on September 11, 2008, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074486/000089256908001277/a42417bexv99wx8yxiy.htm

(1)

Second Amendment to Administrative Services Agreement; included in Registrant’s Form N-4, File No. 333-160773, Accession No. 0001193125-14-310483 filed on August 15, 2014, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074486/000119312514310483/d767575dex998i2.htm

(2)

Third Amendment to Administrative Services Agreement; included in Registrant’s Form N-4, File No. 333-160773, Accession No. 0001193125-14-310483 filed on August 15, 2014, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074486/000119312514310483/d767575dex998i2.htm

(3)

Fourth Amendment to Administrative Services Agreement; included in Registrant’s Form N-4, File No 333-184972, Accession No. 0001193125-15-134847 filed on April 17, 2015, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074486/000119312515134847/d833339dex998g4.htm

(g)

Form of Franklin Templeton Services, LLC Administrative Services Agreement; included in Registrant’s Form N-4, File No. 333-136598, Accession No. 0000892569-08-001277, filed on September 11, 2008, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074486/000089256908001277/a42417bexv99wx8yxjy.htm

(1)

First Amendment to Administrative Services Agreement; included in Registrant’s Form N-4, File No. 333-160131, Accession No. 0000950123-10-037534, filed on April 23, 2010, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074486/000095012310037534/a54449exv99w8xjyx1y.htm

(2)

Second Amendment to Administrative Services Agreement; Included in Registrant’s Form N-4, File No. 333-136598, Accession No. 0001193125-12-503073, filed on December 14, 2012, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074486/000119312512503073/d438123dex998j2.htm

(3)

Third Amendment to Administrative Services Agreement; Included in Registrant’s Form N-4, File No. 333-136598, Accession No. 0001193125-12-503073, filed on December 14, 2012, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074486/000119312512503073/d438123dex998j3.htm

(4)

Fourth Amendment to Administrative Services Agreement; included in Registrant’s Form N-4, File No 333-184972, Accession No. 0001193125-15-134847 filed on April 17, 2015, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074486/000119312515134847/d833339dex998h4.htm

	(5)	Fifth Amendment to Administrative Services Agreement

(h)

Form of AIM Variable Insurance Funds Participation Agreement; included in Registrant’s Form N-4, File No. 333-136598, Accession No. 0000892569-08-001561, filed on December 4, 2008, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074486/000089256908001561/a50112exv99w8xky.htm

(1)

First Amendment to Participation Agreement; included in Registrant’s Form N-4, File No. 333-168027, Accession No. 0000950123-12-006440 filed on April 24, 2012, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074486/000095012312006440/a59730bexv99w8xkyx1y.htm

(i)

Form of Invesco Aim Distributors, Inc. Distribution Services Agreement; included in Registrant’s Form N-4, File No. 333-136598, Accession No. 0000892569-08-001561, filed on December 4, 2008, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074486/000089256908001561/a50112exv99w8xly.htm

(1)

First Amendment to Distribution Services Agreement; Included in Registrant’s Form N-4, File No. 333-184972, Accession No. 0001104659-17-024839 filed on April 20, 2017, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074486/000110465917024839/a16-17269_1ex99d8dj1.htm

(j)

Form of Invesco Aim Advisors, Inc. Administrative Services Agreement; included in Registrant’s Form N-4, File No. 333-136598, Accession No. 0000892569-08-001561, filed on December 4, 2008, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074486/000089256908001561/a50112exv99w8xmy.htm

(k)

Form of PIMCO Variable Insurance Trust Participation Agreement; included in Registrant’s Form N-4, File No. 333-160131, Accession No. 0000950123-10-037534, filed on April 23, 2010, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074486/000095012310037534/a54449exv99w8xty.htm

(1)

First Amendment to Participation Agreement; included in Registrant’s Form N-4, File No. 333-168027, Accession No. 0000950123-11-038243, filed on April 22, 2011, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074486/000095012311038243/a57715bexv99w8xtyx1y.htm

(2)

Second Amendment to Participation Agreement; included in Registrant’s Form N-4, File No. 333-168027, Accession No. 0000950123-11-038243, filed on April 22, 2011, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074486/000095012311038243/a57715bexv99w8xtyx2y.htm

(l)

Form of PIMCO LLC Services Agreement; included in Registrant’s Form N-4, File No. 333-160131, Accession No. 0000950123-10-037534, filed on April 23, 2010, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074486/000095012310037534/a54449exv99w8xvy.htm

(1)

First Amendment to Services Agreement; Included in Registrant’s Form N-4, File No. 333-136598, Accession No. 0001193125-12-503073, filed on December 14, 2012, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074486/000119312512503073/d438123dex998v1.htm

(2)

Second Amendment to Services Agreement; included in Registrant’s Form N-4, File No. 333-184972, Accession No. 0001193125-14-148938 filed on April 18, 2014, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074486/000119312514148938/d655305dex998t2.htm

(3)

Third Amendment to Services Agreement; included in Registrant’s Form N-4, File No. 333-184972, Accession No. 0001104659-18-025554 filed on April 20, 2018, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074486/000110465918025554/a18-8137_1ex99d8dt3.htm

(m)

Form of MFS Variable Insurance Trust Participation Agreement; included in Registrant’s Form N-4, File No. 333-160773, Accession No. 0000950123-10-037538, filed on April 23, 2010, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074486/000095012310037538/a54726exv99w8xwy.htm

(1)

First Amendment to Participation Agreement; included in Registrant’s Form N-4, File No. 333-160773, Accession No. 0000950123-10-037538, filed on April 23, 2010, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074486/000095012310037538/a54726exv99w8xwyx1y.htm

(2)

Second Amendment to Participation Agreement; included in Registrant’s Form N-4, File No. 333-168027, Accession No. 0000950123-11-038243, filed on April 22, 2011, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074486/000095012311038243/a57715bexv99w8xwyx2y.htm

(3)

Third Amendment to Participation Agreement; included in Registrant’s Form N-4, File No 333-184972, Accession No. 0001193125-15-134847 filed on April 17, 2015, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074486/000119312515134847/d833339dex998u3.htm

(n)	(1)

Form of MFS Variable Insurance Trust Administrative Services Agreement; included in Registrant’s Form N-4, File No. 333-160773, Accession No. 0000950123-10-037538, filed on April 23, 2010, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074486/000095012310037538/a54726exv99w8xxy.htm

	(2)

Form of MFS Variable Insurance Trust Administrative Services Agreement; included in Registrant’s Form N-4, File No 333-184972, Accession No. 0001193125-15-134847 filed on April 17, 2015, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074486/000119312515134847/d833339dex998v2.htm

	(3)

Form of MFS Variable Insurance Trust Administrative Services Agreement; Included in Registrant’s Form N-4, File No. 333-184972, Accession No. 0001104659-17-024839 filed on April 20, 2017, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074486/000110465917024839/a16-17269_1ex99d8dv3.htm

(o)

Participation Agreement with Fidelity Variable Insurance Products (Variable Insurance Products Funds, Variable Insurance Products Fund II, Variable Insurance Products Fund III and Variable Insurance Products Funds V); included in Registrant’s Form N-4, File No. 333-168027, Accession No. 0000950123-12-006440 filed on April 24, 2012, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074486/000095012312006440/a59730bexv99w8xyy.htm

	(1)

First Amendment to Participation Agreement; included in Registrant’s Form N-4, File No. 333-168027, Accession No. 0000950123-12-006440 filed on April 24, 2012, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074486/000095012312006440/a59730bexv99w8xyyx1y.htm

	(2)

Second Amendment to Participation Agreement; included in Registrant’s Form N-4, File No. 333-168027, Accession No. 0000950123-12-006440 filed on April 24, 2012, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074486/000095012312006440/a59730bexv99w8xyyx2y.htm

	(3)

Third Amendment to Participation Agreement; included in Registrant’s Form N-4, File No. 333-184972, Accession No. 0001104659-20-048096 filed on April 17, 2020, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074486/000110465920048096/a20-9746_1ex99d8w3.htm

	(4)	Fourth Amendment to the Participation Agreement

(p)

Service Contract with Fidelity Distributors Corporation; included in Registrant’s Form N-4, File No. 333-168027, Accession No. 0000950123-12-006440 filed on April 24, 2012, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074486/000095012312006440/a59730bexv99w8xzy.htm

	(1)

Amendment to Service Contract; included in Registrant’s Form N-4, File No. 333-168027, Accession No. 0000950123-12-006440 filed on April 24, 2012, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074486/000095012312006440/a59730bexv99w8xzyx1y.htm

(q)

Form of American Century Investment Services, Inc. Participation Agreement; Filed as part of the Registration Statement on Form N-6 via EDGAR on April 23, 2012, File No. 333-153085, Accession Number 0000950123 12- 006375. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074487/000095012312006375/a59861bexv99wx8yxjjy.htm

(r)

Form of American Century Investment Services, Inc. Administrative Services Agreement; Filed as part of the Registration Statement on Form N-6 via EDGAR on April 23, 2012, File No. 333-153085, Accession Number 0000950123 12- 006375. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074487/000095012312006375/a59861bexv99wx8yxkky.htm

(1)

First Amendment to Administrative Services Agreement; Included in Registrant’s Form N-4, File No. 333-136598, Accession No. 0001193125-12-503073, filed on December 14, 2012, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074486/000119312512503073/d438123dex998ee1.htm

(s)

Participation Agreement with Janus Aspen Series; Included in Registrant’s Form N-6, File No. 333-118913, Accession Number 0000892569-07-000444 filed on April 16, 2007, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000089256907000444/a23397a1exv99wx8yxky.htm

(1)

First Amendment to Participation Agreement; Included in Registrant’s Form N-4, File No. 333-136598, Accession No. 0001193125-12-503073, filed on December 14, 2012, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074486/000119312512503073/d438123dex998ff1.htm

(2)

Second Amendment to Participation Agreement; included in Registrant’s Form N-4, File No 333-184972, Accession No. 0001193125-15-134847 filed on April 17, 2015, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074486/000119312515134847/d833339dex998ff2.htm

(t)

Administrative Services Agreement with Janus Capital Management LLC; Included in Registrant’s Form N-6, File No. 333-118913, Accession Number 0000892569-07-000444 filed on April 16, 2007, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000089256907000444/a23397a1exv99wx8yxmy.htm

(u)

Fund Participation and Service Agreement with American Funds; Included in Registrant’s Form N-4, File No. 333-184972, Accession No. 0001193125-13-399541 filed on October 15, 2013, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074486/000119312513399541/d609163dex998nn.htm

(1)

First Amendment to Fund Participation and Service Agreement; included in Registrant’s Form N-4, File No. 333-184972, Accession No. 0001193125-14-148938 filed on April 18, 2014, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074486/000119312514148938/d655305dex998nn1.htm

(2)

Second Amendment to Fund Participation and Service Agreement; included in Registrant’s Form N-4, File No 333-184972, Accession No. 0001193125-15-134847 filed on April 17, 2015, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074486/000119312515134847/d833339dex998nn2.htm

(3)

Third Amendment to Fund Participation and Service Agreement; Included in Registrant’s Form N-4, File No. 333-184972, Accession No. 0001193125-15-346554 filed October 19, 2015, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074486/000119312515346554/d22820dex998nn3.htm

(4)

Fourth Amendment to Fund Participation and Service Agreement; Filed as part of the Registration Statement on Form N-6 via EDGAR on May 9, 2019, File No. 333-231308, Accession Number 0001104659-19-028107, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000110465919028107/a19-9292_1ex99d8kk4.htm

	(5)	Fifth Amendment to Fund Participation and Service Agreement

(v)

Business Agreement with American Funds; Included in Registrant’s Form N-4, File No. 333-184972, Accession No. 0001193125-13-399541 filed on October 15, 2013, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074486/000119312513399541/d609163dex998oo.htm

(w)

Fund Participation Agreement with JPMorgan Insurance Trust; Included in Registration Statement on Form N-4, File No. 333-122914, Accession No. 0000892569-05-000582, filed on August 3, 2005, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074486/000089256905000582/a09440a2exv99w8xdy.htm

(1)

First Amendment to Fund Participation Agreement; included in Registrant’s Form N-4, File No 333-184972, Accession No. 0001193125-15-134847 filed on April 17, 2015, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074486/000119312515134847/d833339dex998rr1.htm

(x)

Supplemental Payment Agreement with JPMorgan Insurance Trust; included in Registrant’s Form N-4, File No 333-184972, Accession No. 0001193125-15-134847 filed on April 17, 2015, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074486/000119312515134847/d833339dex998ss.htm

(1)

First Amendment to the Supplemental Payment Agreement; included in Registrant’s Form N-4, File No 333-184972, Accession No. 0001193125-15-134847 filed on April 17, 2015, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074486/000119312515134847/d833339dex998ss1.htm

(2)

Second Amendment to the Supplemental Payment Agreement; included in Registrant’s Form N-4, File No 333-184972, Accession No. 0001193125-15-134847 filed on April 17, 2015, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074486/000119312515134847/d833339dex998ss2.htm

(3)

Third Amendment to Supplemental Payment Agreement; Included in Registrant’s Form N-4, File No. 333-184972, Accession No. 0001193125-15-346554 filed October 19, 2015, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074486/000119312515346554/d22820dex998ss3.htm

(y)

Distribution and Marketing Support Agreement (Amended and Restated) with BlackRock Variable Series Fund, Inc.; included in Registrant’s Form N-4, File No 333-184972, Accession No. 0001193125-15-134847 filed on April 17, 2015, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074486/000119312515134847/d833339dex998tt.htm

(z)

Participation Agreement with Legg Mason Partners III; Filed as Exhibit 8(p) of Post-Effective Amendment No. 9 to the Registration Statement on Form N-6 filed via EDGAR on April 16, 2007, File No. 333-118913, Accession No. 0000892569-07-000444, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000089256907000444/a23397a1exv99wx8yxpy.htm

(1)

First Amendment to Participation Agreement; Included in Registrant’s Form N-6, File No. 333-153085, Accession No. 0001193125-15-134899 filed April 17, 2015, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074487/000119312515134899/d832007dex998p1.htm

(2)

Second Amendment to Participation Agreement; Included in Registrant’s Form N-4, File No. 333-184972, Accession No. 0001104659-17-024839 filed on April 20, 2017, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074486/000110465917024839/a16-17269_1ex99d8dvv2.htm

(3)

Third Amendment to Participation Agreement; included in Registrant’s Form N-4, File No. 333-184972, Accession No. 0001104659-20-048096 filed on April 17, 2020, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074486/000110465920048096/a20-9746_1ex99d8vv3.htm

(4)

Fourth Amendment to Participation Agreement; included in Registrant’s Form N-4, File No. 333-184972, Accession No. 0001104659-20-048096 filed on April 17, 2020, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074486/000110465920048096/a20-9746_1ex99d8vv4.htm

	(5)	Fifth Amendment to the Participation Agreement

(aa)

Service Agreement with Legg Mason Investor Services, LLC; Filed as Exhibit 8(q) of Post-Effective Amendment No. 9 to the Registration Statement on Form N-6 filed via EDGAR on April 16, 2007, File No. 333-118913, Accession No. 0000892569-07-000444, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000089256907000444/a23397a1exv99wx8yxqy.htm

(1)

First Amendment to Service Agreement; Included in Registrant’s Form N-6, File No. 333-153085, Accession No. 0001193125-15-134899 filed April 17, 2015, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074487/000119312515134899/d832007dex998q1.htm

(2)

Second Amendment to Service Agreement; Included in Registrant’s Form N-6, File No. 333-153085, Accession No. 0001193125-15-134899 filed April 17, 2015, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074487/000119312515134899/d832007dex998q2.htm

(3)

Third Amendment to Service Agreement; Included in Registrant’s Form N-6, File No. 333-153085, Accession No. 0001193125-15-304372 filed August 27, 2015, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074487/000119312515304372/d35811dex998q3.htm

(4)

Fourth Amendment to Service Agreement; included in Registrant’s Form N-4, File No. 333-184972, Accession No. 0001104659-20-048096 filed on April 17, 2020, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074486/000110465920048096/a20-9746_1ex99d8ww4.htm

(5)

Fifth Amendment to Service Agreement; included in Registrant’s Form N-4, File No. 333-184972, Accession No. 0001104659-20-048096 filed on April 17, 2020, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074486/000110465920048096/a20-9746_1ex99d8ww5.htm

	(6)	Sixth Amendment to Service Agreement

(bb)

Administrative Services Agreement with Invesco Advisers, Inc.; Included in Registrant’s Form N-4, File No. 333-184972, Accession No. 0001104659-17-024839 filed on April 20, 2017, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074486/000110465917024839/a16-17269_1ex99d8deee.htm

(cc)

Financial Support Agreement with Invesco Distributors, Inc.; Included in Registrant’s Form N-4, File No. 333-184972, Accession No. 0001104659-17-024839 filed on April 20, 2017, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074486/000110465917024839/a16-17269_1ex99d8dfff.htm

(dd)

Participation Agreement with Northern Lights Variable Trust; Included in Registrant’s Form N-4, File No. 333-240071, Accession No. 0001104659-20-086244 filed on July 24, 2020, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074486/000110465920086244/a20-24949_1ex99d8dd.htm

(ee)	Participation Agreement with Goldman Sachs Variable Insurance Trust [TO BE FILED]

(ff)	Administrative Services Agreement with Goldman Sachs Asset Management, L.P. [TO BE FILED]

(gg)

Participation Agreement with T. Rowe Price Equity Series, Inc. and T. Rowe Price Investment Services, Inc.; Filed as Exhibit 8(k) of Post-Effective Amendment No. 18 to the Registration Statement on Form N-6 via EDGAR on August 1, 2005, File No. 333-80825, Accession No. 0000892569-05-000557. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074487/000089256905000557/a10981exv99wx8yxky.htm

(1)

First Amendment to Participation Agreement; Filed as part of the Registration Statement on Form N-6 via EDGAR on December 13, 2013, File No. 333-153085, Accession Number 0001193125-13-473131. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074487/000119312513473131/d642373dex998h1.htm

(2)

Second Amendment to Participation Agreement; Filed as part of the Registration Statement on Form N-6 via EDGAR on April 17, 2020, File No. 333-153085, Accession Number 0001104659-20-048149. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074487/000110465920048149/a20-9487_1ex99d8h2.htm

(3) Third Amendment to Participation Agreement

(hh)

Administrative Services Agreement with T. Rowe Price; Included in Registrant’s Form N-4, File No. 333-240071, Accession No. 0001104659-20-086244 filed on July 24, 2020, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074486/000110465920086244/a20-24949_1ex99d8hh.htm

(1)

First Amendment to Administrative Services Agreement; Included as part of the Registration Statement on Form N-6, File No. 333-231309, filed on July 31, 2019, Accession No. 0001104659-19-042835, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000110465919042835/a19-13237_1ex99d8g1.htm

(2)

Amendment to Administrative Services Agreement; Included in Registrant’s Form N-6, File No. 333-231309, Accession No. 0001104659-20-047475 filed April 16, 2020, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000110465920047475/a20-9361_1ex99d8g2.htm

(ii)

Participation Agreement with DFA Investment Dimensions Group Inc.; Filed as part of the Registration Statement on Form N-6 on May 9, 2019, File No. 333-231309, Accession Number 0001104659-19-028108, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/832908/000110465919028108/a19-9294_1ex99d8ww.htm

	(1)	First Amendment to the Participation Agreement

(jj)	Participation Agreement with Vanguard Variable Insurance Fund

(kk)

Participation Agreement with Schwab Annuity Portfolios; included in Registration Statement on Form N-4, File No. 333-178742, Accession No. 0000950123-12-006444, filed on April 24, 2012, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074486/000095012312006444/a60189a2exv99w8xby.htm

(1)

First Amendment to Fund Participation Agreement; included in Registration Statement on Form N-4, File No. 333-178742, Accession No. 0001193125-14-147304, filed on April 17, 2014, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074486/000119312514147304/d655356dex998b1.htm

	(2)	Second Amendment Participation Agreement

(ll)

Selling Agreement with PIMCO Variable Insurance Trust; Included in Registrant’s Form N-4, File No. 333-184972, Accession No. 0001104659-18-075047 filed on December 28, 2018, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074486/000110465918075047/a18-41641_1ex99dhhh.htm

(mm)

Service Agreement with PIMCO Variable Insurance Trust; Included in Registrant’s Form N-4, File No. 333-184972, Accession No. 0001104659-18-075047 filed on December 28, 2018, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074486/000110465918075047/a18-41641_1ex99diii.htm

9.

Opinion and Consent of legal officer of Pacific Life & Annuity Company as to the legality of Contracts being registered; included in Registrant’s Form N-4, File No. 333-240071, Accession No. 0001104659-20-086244 filed on July 24, 2020, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074486/000110465920086244/a20-24949_1ex99d9.htm

10.	Consent of Independent Registered Public Accounting Firm and Consent of Independent Auditors [TO BE FILED]

11.	Not applicable

12.	Not applicable

13.

Power of Attorney; included in Registrant’s Form N-4, File No. 333-236928, Accession No. 0001104659-20-095322 filed on August 14, 2020, and incorporated by reference herein. This exhibit can be found at http://www.sec.gov/Archives/edgar/data/1074486/000110465920095322/a20-26315_1ex99d13.htm

Item 25. Directors and Officers of Pacific Life & Annuity Company

Name and Address	Positions and Offices with Pacific Life & Annuity Company
James T. Morris	Director, Chairman, President and Chief Executive Officer
Adrian S. Griggs	Director, Executive Vice President and Chief Operating Officer
Darryl D. Button	Director, Executive Vice President and Chief Financial Officer
Sharon A. Cheever	Director, Senior Vice President and General Counsel

Joseph E. Celentano	Executive Vice President
Joshua D Scott	Senior Vice President and Chief Accounting Officer

Jane M. Guon	Vice President and Secretary

Craig W. Leslie	Vice President and Treasurer

The address for each of the persons listed above is as follows:

700 Newport Center Drive Newport Beach, California 92660

Item 26. Persons Controlled by or Under Common Control with Pacific Life & Annuity Company or Separate Account A

The following is an explanation of the organization chart of Pacific Life & Annuity Company’s subsidiaries:

PACIFIC LIFE & ANNUITY COMPANY, SUBSIDIARIES & AFFILIATED

ENTERPRISES LEGAL STRUCTURE

Pacific Life & Annuity Company is an Arizona Stock Life Insurance Company wholly-owned by Pacific Life Insurance Company (a Nebraska Stock Life Insurance Company) which is wholly-owned by Pacific LifeCorp (a Delaware Stock Holding Company) which is, in turn, 100% owned by Pacific Mutual Holding Company (a Nebraska Mutual Insurance Holding Company).

Item 27. Number of Contractholders

Pacific Advisory Variable Annuity—Approximately	0	Qualified
	0	Non-Qualified

Item 28. Indemnification

(a) The Distribution Agreement between Pacific Life Insurance Company, Pacific Life & Annuity Company (collectively referred to as “Pacific Life”) and Pacific Select Distributors, LLC (PSD) provides substantially as follows:

Pacific Life shall indemnify and hold harmless PSD and PSD’s officers, directors, agents, controlling persons, employees, subsidiaries and affiliates for all attorneys’ fees, litigation expenses, costs, losses, claims, judgments, settlements, fines, penalties, damages, and liabilities incurred as the direct or indirect result of: (i) negligent, dishonest, fraudulent, unlawful, or criminal acts, statements, or omissions by Pacific Life or its employees, agents, officers, or directors; (ii) Pacific Life’s breach of this Agreement; (iii) Pacific Life’s failure to comply with any statute, rule, or regulation; (iv) a claim or dispute between Pacific Life and a Broker/Dealer (including its Representatives) and/or a Contract owner. Pacific Life shall not be required to indemnify or hold harmless PSD for expenses, losses, claims, damages, or liabilities that result from PSD’s misfeasance, bad faith, negligence, willful misconduct or wrongful act.

PSD shall indemnify and hold harmless Pacific Life and Pacific Life’s officers, directors, agents, controlling persons, employees, subsidiaries and affiliates for all attorneys’ fees, litigation expenses, costs, losses, claims, judgments, settlements, fines, penalties, damages and liabilities incurred as the direct or indirect result of: (i) PSD’s breach of this Agreement; and/or (ii) PSD’s failure to comply with any statute, rule, or regulation. PSD shall not be required to indemnify or hold harmless Pacific Life for expenses, losses, claims, damages, or liabilities that have resulted from Pacific Life’s willful misfeasance, bad faith, negligence, willful misconduct or wrongful act.

(b) The Form of Selling Agreement between Pacific Life & Annuity Company, Pacific Select Distributors, LLC (PSD) and Various Broker-Dealers and Agency (Selling Entities) provides substantially as follows:

Pacific Life & Annuity Company and PSD agree to indemnify and hold harmless Selling Entities, their officers, directors, agents and employees, against any and all losses, claims, damages, or liabilities to which they may become subject under the Securities Act, the Exchange Act, the Investment Company Act of 1940, or other federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact or any omission or alleged omission to state a material fact required to be stated or necessary to make the statements made not misleading in the registration statement for the Contracts or for the shares of Pacific Select Fund (the “Fund”) filed pursuant to the Securities Act, or any prospectus included as a part thereof, as from time to time amended and supplemented, or in any advertisement or sales literature provided by Pacific Life & Annuity Company and PSD.

Selling Entities agree to, jointly and severally, hold harmless and indemnify Pacific Life & Annuity Company and PSD and any of their respective affiliates, employees, officers, agents and directors (collectively, “Indemnified Persons”) against any and all claims, liabilities and expenses (including, without limitation, losses occasioned by any rescission of any Contract pursuant to a “free look” provision or by any return of initial purchase payment in connection with an incomplete application), including, without limitation, reasonable attorneys’ fees and expenses and any loss attributable to the investment experience under a Contract, that any Indemnified Person may incur from liabilities resulting or arising out of or based upon (a) any untrue or alleged untrue statement other than statements contained in the registration statement or prospectus relating to any Contract, (b)(i) any inaccurate or misleading, or allegedly inaccurate or misleading sales material used in connection with any marketing or solicitation relating to any Contract, other than sales material provided preprinted by Pacific Life & Annuity Company or PSD, and (ii) any use of any sales material that either has not been specifically approved in writing by Pacific Life & Annuity Company or PSD or that, although previously approved in writing by Pacific Life & Annuity Company or PSD, has been disapproved, in writing by either of them, for further use, or (c) any act or omission of a Subagent, director, officer or employee of Selling Entities, including, without limitation, any failure of Selling Entities or any Subagent to be registered as required as a broker/dealer under the 1934 Act, or licensed in accordance with the rules of any applicable SRO or insurance regulator.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (“Act”) may be permitted to directors, officers or persons controlling Pacific Life pursuant to the foregoing provisions, Pacific Life has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriters

(a)

PSD also acts as principal underwriter for Pacific Life Insurance Company, on its own behalf and on behalf of its Separate Account I, Separate Account A, Separate Account B, Pacific Select Variable Annuity Separate Account, Pacific Corinthian Variable Separate Account, Pacific Select Exec Separate Account, Pacific COLI Separate Account, Pacific COLI Separate Account II, Pacific COLI Separate Account III, Pacific COLI Separate Account IV, Pacific COLI Separate Account V, Pacific COLI Separate Account VI, Pacific COLI Separate Account X, Pacific COLI Separate Account XI, Pacific Select Separate Account, and Pacific Life & Annuity Company, on its own behalf and on behalf of its Separate Account A, Pacific Select Exec Separate Account, and Separate Account I.

(b)	For information regarding PSD, reference is made to Form B-D, SEC File No. 8-15264, which is herein incorporated by reference.
(c)	PSD retains no compensation or net discounts or commissions from the Registrant.

Item 30. Location of Accounts and Records

The accounts, books and other documents required to be maintained by Registrant pursuant to Section 31(a) of the Investment Company Act of 1940 and the rules under that section will be maintained by Pacific Life Insurance Company at 700 Newport Center Drive, Newport Beach, California 92660.

Item 31. Management Services

Not applicable

Item 32. Undertakings

The registrant hereby undertakes:

(a) to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in this registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted, unless otherwise permitted.

(b) to include either (1) as a part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information, or (3) to deliver a Statement of Additional Information with the Prospectus.

(c) to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

Additional Representations

(a) The Registrant and its Depositor are relying upon American Council of Life Insurance, SEC No-Action Letter, SEC Ref. No. 1P-6-88 (November 28, 1988) with respect to annuity contracts offered as funding vehicles for retirement plans meeting the requirements of Section 403(b) of the Internal Revenue Code, and the provisions of paragraphs (1)-(4) of this letter have been complied with.

(b) REPRESENTATION PURSUANT TO SECTION 26(f) OF THE INVESTMENT COMPANY ACT OF 1940: Pacific Life & Annuity Company and the sponsoring insurance company of the Registrant represent that the fees and charges to be deducted under the Variable Annuity Contract (“Contract”) described in the prospectus contained in this registration statement are, in the aggregate, reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed in connection with the Contract.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it has caused this Registration Statement on Form N-4 to be signed on its behalf by the undersigned thereunto duly authorized in the City of Newport Beach, and the State of California on this 5th day of October, 2020.

SEPARATE ACCOUNT A
(Registrant)

By:	PACIFIC LIFE & ANNUITY COMPANY

By:
James T. Morris*
Director, Chairman, Chief Executive Officer and President

By:	PACIFIC LIFE & ANNUITY COMPANY
(Depositor)

By:
James T. Morris*
Director, Chairman, Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

	Signature	Title	Date

		Director, Chairman, Chief Executive Officer and President	October 5, 2020
James T. Morris*

		Director, Executive Vice President and Chief Operating Officer	October 5, 2020
Adrian S. Griggs*

		Director, Executive Vice President and Chief Financial Officer	October 5, 2020
Darryl D. Button*

		Director, Senior Vice President and General Counsel	October 5, 2020
Sharon A. Cheever*

		Vice President and Secretary	October 5, 2020
Jane M. Guon*

		Senior Vice President and Chief Accounting Officer	October 5, 2020
Joshua D Scott*

		Executive Vice President	October 5, 2020
Joseph E. Celentano*

		Vice President and Treasurer	October 5, 2020
Craig W. Leslie*

*By:	/s/ BRANDON J. CAGE		October 5, 2020
Brandon J. Cage
as attorney-in-fact

(Powers of Attorney are included in Registrant's Form N-4, File No. 333-236928, Accession No. 0001104659-20-095322 filed on

August 14, 2020, and incorporated by reference herein.)